Filed pursuant to Rule 424(b)(5)
Registration File No.: 333-197661

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Offering Price per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Class A Common Stock, par value $0.10 per share	27,381,500	$37.80	$1,035,020,700.00	$133,310.67

(1)	Includes 3,571,500 shares of Class A Common Stock that may be purchased by the underwriters pursuant to their option to purchase additional shares, solely to cover over-allotments, if any.
(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 28, 2014)

23,810,000 Shares

TYSON FOODS, INC.

CLASS A COMMON STOCK

We are offering 23,810,000 shares of our Class A common stock.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “TSN.” On July 30, 2014, the last reported sale price of our Class A common stock on the New York Stock Exchange was $38.20 per share.

We intend to use the net proceeds of this offering, together with the net proceeds of the concurrent tangible equity units offering described in this prospectus supplement, cash on hand and the net proceeds from borrowings or issuances of indebtedness, to finance the acquisition of The Hillshire Brands Company as described in this prospectus supplement, and to pay related fees and expenses.

Concurrently with this offering of Class A common stock, we are offering 30,000,000 of our tangible equity units pursuant to a separate prospectus supplement. The underwriters do not have the option to purchase any additional tangible equity units to cover over-allotments or otherwise. The completion of this Class A common stock offering is not contingent on the completion of the tangible equity units offering, and the tangible equity units offering is not contingent on the completion of this Class A common stock offering. Neither this offering nor the tangible equity units offering is contingent on the consummation of the acquisition of The Hillshire Brands Company or any additional debt financing. Eight of our directors and officers and the Tyson Limited Partnership (of which 33.33% and 11.115% is controlled by our chairman John Tyson and director Barbara Tyson, respectively) will purchase an aggregate of approximately 758,400 Units in the tangible equity units offering. Such purchases will be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-17 of this prospectus supplement.

PRICE $37.80 PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$37.80	$1.134	$36.666
Total	$900,018,000	$27,000,540	$873,017,460

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional 3,571,500 shares of our Class A common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total price to the public would be $1,035,020,700, the total underwriting discounts and commissions would be $31,050,621 and the total proceeds to us would be $1,003,970,079.

The underwriters expect to deliver the Class A common stock to purchasers on or about August 5, 2014.

Joint Book-Running Managers

MORGAN STANLEY	J.P. MORGAN

RBC CAPITAL MARKETS Co-Managers

HSBC	Mizuho Securities	Piper Jaffray	Rabo Securities

Credit Agricole CIB			MUFG

July 30, 2014

Prospectus Supplement

Prospectus

Our Company	1
Where You Can Find More Information	2
Special Note On Forward-Looking Statements	3
Risk Factors	4
Use of Proceeds	4
Ratio of Earnings to Fixed Charges	4
Description of Capital Stock	5

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” in this prospectus supplement before investing in our Class A common stock.

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, in this prospectus supplement the words “the Company,” “Tyson,” “we,” “us,” and “our” refer to Tyson Foods, Inc. and not to any of its subsidiaries.

Unless we specifically state otherwise, the information in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, assumes the completion of the concurrent tangible equity units offering described herein and that the underwriters for this offering of Class A common stock do not exercise their over-allotment option to purchase additional shares of Class A common stock. In addition, unless we specifically state otherwise, the information in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, does not give effect to the Hillshire Brands Acquisition or the Debt Financings (each as defined below).

During the second quarter of fiscal 2014, we began reporting our International operations as a separate segment, which was previously included in our Chicken segment. All amounts in this prospectus supplement reflect this reclassification, and all references to our Annual Report on Form 10-K for the fiscal year ended September 28, 2013 and to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014 shall be deemed to include the reclassified amounts set forth in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on July 28, 2014.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Class A common stock is listed and traded on the New York Stock Exchange, or “NYSE.” You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Information about us, including certain SEC filings, is also available at our website at http://ir.tyson.com. However, the information on our website is not a part of this prospectus supplement or the accompanying prospectus.

The SEC allows us to “incorporate by reference” in this prospectus supplement and the accompanying prospectus the information in other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated or deemed to be incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement and the accompanying prospectus.

We incorporate by reference in this prospectus supplement and the accompanying prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” prior to the termination of the offering under this prospectus supplement and the accompanying prospectus (provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the fiscal year ended September 28, 2013, including those portions of our Definitive Proxy Statement on Schedule 14A filed on December 20, 2013 that are specifically incorporated by reference into such Annual Report on Form 10-K (except for Part I, Items 1 and 2 and Part II, Items 6, 7 and 8, which were superseded by Part I, Items 1 and 2 and Part II, Items 6, 7 and 8, respectively, included in the Current Report on Form 8-K filed on July 28, 2014);

•	Our Quarterly Reports on Form 10-Q for the quarters ended December 28, 2013 (except for Part I, Items 1 and 2, which were superseded by Part I, Items 1 and 2, respectively, included in the Current Report on Form 8-K filed on July 28, 2014) and March 29, 2014;

•	Our Current Reports on Form 8-K filed with the SEC on February 4, 2014, June 4, 2014, June 10, 2014, July 1, 2014, July 2, 2014, July 17, 2014 and July 28, 2014 (except for Item 2.02 and related Exhibit 99.1); and

•	Our Registration Statement on Form 8-A dated October 14, 1997.

In addition, we incorporate by reference in this prospectus supplement the risk factors disclosed in Part I, Item 1A of Hillshire Brands’ Annual Report on Form 10-K for the fiscal year ended June 29, 2013.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus supplement and the accompanying prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Investor Relations Department

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, AR 72762-6999

(479) 290-4524

S-iii

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference a number of forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward- looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. Such forward-looking statements include, but are not limited to, current views and estimates of our outlook for fiscal 2014, other future economic circumstances, industry conditions in domestic and international markets, our performance and financial results (e.g., debt levels, return on invested capital, value-added product growth, capital expenditures, tax rates, access to foreign markets and dividend policy). These forward-looking statements are subject to a number of factors and uncertainties that could cause our actual results and experiences to differ materially from anticipated results and expectations expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) the effect of, or changes in, general economic conditions; (ii) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (iii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iv) successful rationalization of existing facilities and operating efficiencies of the facilities; (v) risks associated with our commodity purchasing activities; (vi) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vii) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an adverse effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (viii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock; (ix) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (x) changes in consumer preference and diets and our ability to identify and react to consumer trends; (xi) significant marketing plan changes by large customers or loss of one or more large customers; (xii) adverse results from litigation; (xiii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiv) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws, agricultural laws and occupational, health and safety laws; (xv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xvi) effectiveness of advertising and marketing programs; and (xvii) those factors listed under Item 1A. “Risk Factors” included in our Annual Report filed on Form 10-K for the year ended September 28, 2013 and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should refer to the “Risk Factors” section of this prospectus supplement and the accompanying prospectus and to the Company’s periodic and current reports filed with the SEC for specific risks which would cause actual results to be significantly different from those expressed or implied by these forward-looking statements. It is not possible to identify all of the risks, uncertainties and other factors that may affect future results. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, readers of this prospectus supplement and the accompanying prospectus are cautioned not to place undue reliance on the forward-looking statements.

S-iv

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is not an offer to buy or the solicitation of an offer to sell any securities of Hillshire Brands. A solicitation and an offer to buy shares of Hillshire Brands common stock is being made pursuant to a Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) that HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc., has filed with the U.S. Securities and Exchange Commission (the “SEC”). Hillshire Brands has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as other documents filed with the SEC, because they contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 have been sent free of charge to Hillshire Brands stockholders and these and other materials filed with the SEC may also be obtained from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov, or by directing requests for such materials to MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the U.S.).

S-v

SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our Class A common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors,” the documents incorporated by reference in this prospectus supplement and the accompanying prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

OUR COMPANY

Founded in 1935, we are one of the world’s largest meat protein companies and the second-largest food production company in the Fortune 500 with one of the most recognized brand names in the food industry. We produce, distribute and market chicken, beef, pork, prepared foods and related allied products. Our operations are conducted in five segments: Chicken, Beef, Pork, Prepared Foods and International. Some of the key factors influencing our business are customer demand for our products; the ability to maintain and grow relationships with customers and introduce new and innovative products to the marketplace; accessibility of international markets; market prices for our products; the cost and availability of live cattle and hogs, raw materials, grain and feed ingredients; and operating efficiencies of our facilities.

We operate a fully vertically integrated poultry production process. Our integrated operations consist of breeding stock, contract growers, feed production, processing, further-processing, marketing and transportation of chicken and related allied products, including animal and pet food ingredients. Through our wholly-owned subsidiary, Cobb-Vantress, Inc., we are one of the leading poultry breeding stock suppliers in the world. Investing in breeding stock research and development allows us to breed into our flocks the characteristics found to be most desirable.

We also process live fed cattle and hogs and fabricate dressed beef and pork carcasses into primal and sub-primal meat cuts, case ready beef and pork and fully-cooked meats. In addition, we derive value from allied products such as hides and variety meats sold to further processors and others.

We produce a wide range of fresh, value-added, frozen and refrigerated food products. Our products are marketed and sold primarily by our sales staff to grocery retailers, grocery wholesalers, meat distributors, warehouse club stores, military commissaries, industrial food processing companies, chain restaurants or their distributors, international export companies and domestic distributors who serve restaurants, foodservice operations such as plant and school cafeterias, convenience stores, hospitals and other vendors. Additionally, sales to the military and a portion of sales to international markets are made through independent brokers and trading companies.

On July 1, 2014, The Hillshire Brands Company, or Hillshire Brands, accepted an offer from us to be acquired at a price of $63.00 per share, as described below under “—Recent Developments.” Hillshire Brands is a manufacturer and marketer of high-quality, brand name food products. A leader in branded, convenient foods for the retail and foodservice markets, Hillshire Brands generated $3,920 million of net sales in the year ended June 29, 2013 and had approximately 9,100 employees at that time. Hillshire Brands’ portfolio includes iconic brands such as Jimmy Dean, Ball Park, Hillshire Farm, State Fair, Sara Lee frozen bakery and Chef Pierre pies, as well as artisanal brands Aidells, Gallo Salame, Van’s Natural Foods and Golden Island premium jerky.

We believe that the Hillshire Brands acquisition will provide us with several strategic and financial benefits, including:

•	Compelling Investment Consistent with Strategic Priorities—We believe that Hillshire Brands’ product portfolio will provide us with growth in higher margin, branded foods. We believe this product portfolio will complement our existing product portfolio, and provide us with added presence in the convenience and snack foods markets.

•	Create Market Leading Integrated Protein Platform—We believe that the addition of Hillshire Brands’ raw material platform will generate scale and profitability in our existing prepared foods business across both branded private label products and commodity products.

•	Synergy Opportunity—We believe that the Hillshire Brands Acquisition presents meaningful synergy opportunities, including in the areas of purchasing, distribution, supply chain, raw material utilization and brand building.

CORPORATE INFORMATION

Tyson Foods, Inc. commenced business in 1935, was incorporated in Arkansas in 1947, and was reincorporated in Delaware in 1986.

Our principal executive offices are located at 2200 Don Tyson Parkway, Springdale, Arkansas 72762-6999. Our telephone number is (479) 290-4000. Our website is www.tysonfoods.com. Information on our website is not part of this prospectus supplement.

RECENT DEVELOPMENTS

Proposed Hillshire Brands Acquisition

On June 8, 2014, we submitted to Hillshire Brands a unilaterally binding offer to acquire it for $63.00 per share in cash. The offer was accompanied by a definitive agreement and plan of merger (the “Merger Agreement”) among Tyson, HMB Holdings, Inc., a Maryland corporation and a wholly-owned subsidiary of Tyson (“Merger Sub”), and Hillshire Brands, which was executed by Tyson and Merger Sub. The offer was contingent upon the termination of the merger agreement between Hillshire Brands and Pinnacle Foods, Inc., which occurred on July 1, 2014, at which time Hillshire Brands accepted the offer and executed the Merger Agreement. The Merger Agreement required that we pay to or on behalf of Hillshire Brands the termination fee of $163.0 million due to Pinnacle upon termination of the merger agreement between Hillshire Brands and Pinnacle Foods, Inc. We refer in this prospectus supplement to our acquisition of Hillshire Brands to the extent set forth in, and pursuant to, the Merger Agreement as the “Hillshire Brands Acquisition.”

On July 16, 2014, pursuant to the Merger Agreement, we commenced a tender offer to purchase all of the issued and outstanding shares of Hillshire Brands’ common stock at a purchase price of $63.00 per share in cash, without interest. The tender offer is scheduled to expire on August 12, 2014 and is subject to the condition that two-thirds of the outstanding shares of Hillshire Brands common stock shall have been validly tendered prior to the expiration of the tender offer and not withdrawn. The Merger Agreement also contains other customary conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Subject to certain conditions and limitations, Hillshire Brands granted Tyson an option to purchase from Hillshire Brands after the successful completion of the tender offer enough additional Hillshire Brands shares so that Tyson will own more than 90% of the outstanding shares of Hillshire Brands’ common stock, in order to facilitate the completion of the merger through the “short-form” procedures available under Maryland law. Following the consummation of the tender offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Merger Agreement provides that Merger Sub will merge with and into Hillshire Brands, with Hillshire Brands surviving the merger as our wholly-owned subsidiary. At and following consummation of the merger, any remaining outstanding shares of Hillshire Brands common stock not owned, directly or indirectly, by us, Merger Sub or Hillshire Brands will be converted into the right to receive $63.00 per share in cash, without interest. Appraisal rights are not available under Maryland law for the tender offer or the merger.

Financing Transactions

In addition to this offering, we intend to obtain or otherwise incur additional financing for the Hillshire Brands Acquisition as follows:

Tangible Equity Units Offering. Concurrently with this offering, we are offering 30,000,000 of our tangible equity units pursuant to a separate prospectus supplement. The underwriters do not have the option to purchase any additional tangible equity units to cover over-allotments or otherwise. We expect to raise approximately $1,500.0 million in aggregate gross proceeds from the tangible equity units offering.

Debt Financings. We intend to obtain or otherwise incur up to approximately $5,750.0 million of indebtedness to fund the Hillshire Brands Acquisition, and related fees and expenses, which we refer to in this prospectus supplement as the “Debt Financings.” We currently expect that the Debt Financings will include:

•	three-year and five-year senior unsecured term loans in an aggregate principal amount of up to approximately $2,500.0 million, which we refer to in this prospectus supplement as the “New Term Loans”; and

•	one or more series of senior unsecured notes in an aggregate principal amount of up to approximately $3,250.0 million, which we refer to in this prospectus supplement as the “New Notes.”

On June 27, 2014, we also amended our existing revolving credit facility to, among other things, permit the Hillshire Brands Acquisition without resulting in the occurrence of a default or event of default under that facility. However, we do not expect to draw under this facility to fund any portion of the Hillshire Brands Acquisition. See “Description of Indebtedness.”

The completion of this Class A common stock offering is not contingent upon the completion of the tangible equity units offering, the Debt Financings or the Hillshire Brands Acquisition. Accordingly, even if the Hillshire Brands Acquisition or the other financing transactions do not occur, the shares of our Class A common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any or all of the shares of Class A common stock sold in this offering.

In addition, if the Hillshire Brands Acquisition is not consummated, we do not expect any debt under the proposed Debt Financings to be outstanding, other than the New Notes, which we expect to contain a special mandatory redemption requirement if the Hillshire Brands Acquisition is not consummated by a specified date. See “Use of Proceeds.”

We cannot assure you that we will complete the Hillshire Brands Acquisition or any of the other financing transactions on the terms contemplated in this prospectus supplement or at all.

Preliminary Financial and Other Information for the Quarterly Period Ended June 28, 2014

On July 28, 2014, we issued a press release reporting the following preliminary results:

(in millions, except per share data)	Third Quarter		Nine Months
	2014	2013	2014	2013
Sales	$9,682	$8,731	$27,475	$25,480
Operating Income	351	419	1,124	959
Income from Continuing Operations	258	249	720	589
Loss from Discontinued Operation, Net of Tax	—	(4)	—	(70)

Net Income	258	245	720	519
Less: Net Income (Loss) Attributable to Noncontrolling Interests	(2)	(4)	(7)	2

Net Income Attributable to Tyson	$260	$249	$727	$517

Adjusted¹ Operating Income from Continuing Operations	$407	$419	$1,180	$959
Net Income Per Share from Continuing Operations Attributable to Tyson	$0.73	$0.69	$2.05	$1.61
Adjusted¹ Net Income Per Share from Continuing Operations Attributable to Tyson	$0.75	$0.69	$2.07	$1.56
Net Income Per Share Attributable to Tyson	$0.73	$0.68	$2.05	$1.42
Adjusted¹ Net Income Per Share Attributable to Tyson	$0.75	$0.68	$2.07	$1.52

¹	Adjusted operating income and adjusted EPS is explained and reconciled to comparable GAAP measure below.

Third Quarter Highlights

•	Reported EPS was $0.73; Adjusted EPS up 9% to $0.75 compared to EPS from continuing operations of $0.69 in third quarter of fiscal 2013

•	Quarterly sales up to $9.7 billion resulting in 11% increase over third quarter of fiscal 2013

•	Adjusted operating margin was 4.2%

•	Acquisition of the Hillshire Brands on track for closing in fourth quarter of fiscal 2014

Segment Performance Review (in millions)

Sales (for the third quarter and nine months ended June 28, 2014, and June 29, 2013)
	Third Quarter				Nine Months
	2014	2013	Volume Change	Avg. Price Change	2014	2013	Volume Change	Avg. Price Change
Chicken	$2,829	$2,820	1.3%	(1.0)%	$8,327	$8,148	2.7%	(0.5)%
Beef	4,189	3,723	(0.9)%	13.5%	11,748	10,655	0.4%	9.8%
Pork	1,766	1,332	5.0%	26.3%	4,677	4,006	1.1%	15.4%
Prepared Foods	901	797	4.0%	8.7%	2,669	2,441	5.2%	4.0%
International	365	343	17.2%	(9.2)%	1,020	1,001	14.0%	(10.6)%
Other	—	—	n/a	n/a	—	47	n/a	n/a
Intersegment Sales	(368)	(284)	n/a	n/a	(966)	(818)	n/a	n/a

Total	$9,682	$8,731	2.2%	8.5%	$27,475	$25,480	2.5%	5.4%

Operating Income (Loss) (for the third quarter and nine months ended June 28, 2014, and June 29, 2013)
	Third Quarter				Nine Months
			Operating Margin				Operating Margin
	2014	2013	2014	2013	2014	2013	2014	2013
Chicken	$195	$215	6.9%	7.6%	$682	$471	8.2%	5.8%
Beef	101	114	2.4%	3.1%	194	134	1.7%	1.3%
Pork	128	67	7.2%	5.0%	356	264	7.6%	6.6%
Prepared Foods	(50)	24	(5.5)%	3.0%	(13)	85	(0.5)%	3.5%
International	(15)	5	(4.1)%	1.5%	(73)	—	(7.2)%	—%
Other	(8)	(6)	n/a	n/a	(22)	5	n/a	n/a

Total	$351	$419	3.6%	4.8%	$1,124	$959	4.1%	3.8%

Note:	During the second quarter of fiscal 2014, we began reporting our International operation as a separate segment, which was previously included in our Chicken segment. The International segment includes our foreign operations related to raising and processing live chickens in Brazil, China, India and Mexico. All periods presented have been reclassified to reflect this change.

Third quarter and nine months of fiscal 2014

•	Operating income was reduced by $49 million in the Prepared Foods segment for impairments related to the closure of three plants.

•	Operating income was reduced by $7 million in Other for third party transaction fees incurred as part of the Hillshire Brands acquisition.

•	Chicken—Sales volumes for the third quarter and nine months of fiscal 2014 grew as a result of stronger demand for chicken products and mix of rendered product sales. Average sales price decreased as feed ingredient costs declined, partially offset by mix changes. Operating income for the third quarter of fiscal 2014 was negatively impacted by rapidly rising costs of outside meat purchases as well as operational disruptions at two of our facilities. For the nine months of fiscal 2014, operating income increased due to higher sales volume and lower feed ingredient costs, partially offset by decreased average sales price. Feed costs decreased $120 million and $460 million for the third quarter and nine months of fiscal 2014, respectively.

•	Beef—Sales volumes decreased for the third quarter of fiscal 2014 due to a reduction in live cattle processed. However, sales volumes were up for the nine months of fiscal 2014 due to better domestic demand for our beef products, partially offset by reduced exports. Average sales price increased due to lower domestic availability of fed cattle supplies, which additionally drove up livestock costs. Operating income decreased for the third quarter of fiscal 2014 due to higher fed cattle costs and periods of reduced demand for beef products, which made it difficult to pass along increased input costs, as well as lower sales volumes and increased operating costs. For the nine months of fiscal 2014, operating income increased due to improved operational execution and maximizing our revenues relative to the rising live cattle markets, partially offset by increased operating costs.

•	Pork—Sales volumes increased as a result of better domestic demand for our pork products. Average sales price increased due to lower total hog supplies, which additionally resulted in higher input costs. Operating income increased as we maximized our revenues relative to live hog markets, partially attributable to operational and mix performance.

•

Prepared Foods—Sales volumes increased as a result of improved demand for our prepared foods products and incremental volumes from the purchase of three businesses. Average sales price increased due to better product mix and price increases associated with higher input costs. Operating income decreased as a result of higher raw material and other input costs of approximately $95 million and $160 million for the third quarter and nine months of fiscal 2014, respectively, and additional costs incurred as we invested in our growth platforms. Because many of our sales contracts are formula based or shorter-term in nature, we are typically able to offset rising input costs through pricing. However, there is a lag time for price increases to take effect. Additionally, in the third quarter of fiscal 2014, we incurred a $49 million impairment charge related to the planned closure of three plants, which are expected to cease operation by mid-fiscal 2015.

•	International—Sales volumes increased as we grew our businesses in Brazil and China. Average sales price decreased due to poor export market conditions in Brazil, supply imbalances associated with weak demand in China and a less favorable pricing environment in Mexico. Operating income decreased due to poor operational execution in Brazil, challenging market conditions in Brazil and China and additional costs incurred as we grew our International operation.

TYSON FOODS, INC.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(In millions, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 28, 2014	June 29, 2013	June 28, 2014	June 29, 2013
Sales	$9,682	$8,731	$27,475	$25,480
Cost of Sales	9,045	8,049	25,502	23,791

Gross Profit	637	682	1,973	1,689
Selling, General and Administrative	286	263	849	730

Operating Income	351	419	1,124	959
Other (Income) Expense:
Interest income	(1)	(2)	(6)	(5)
Interest expense	25	36	78	109
Other, net	17	—	18	(19)

Total Other (Income) Expense	41	34	90	85

Income from Continuing Operations before Income Taxes	310	385	1,034	874
Income Tax Expense	52	136	314	285

Income from Continuing Operations	258	249	720	589
Loss from Discontinued Operation, Net of Tax	—	(4)	—	(70)

Net Income	258	245	720	519
Less: Net Income (Loss) Attributable to Noncontrolling Interests	(2)	(4)	(7)	2

Net Income Attributable to Tyson	$260	$249	$727	$517

Amounts attributable to Tyson:
Net Income from Continuing Operations	260	253	727	587
Net Loss from Discontinued Operation	—	(4)	—	(70)

Net Income Attributable to Tyson	$260	$249	$727	$517

Weighted Average Shares Outstanding:
Class A Basic	280	283	275	284
Class B Basic	70	70	70	70
Diluted	356	369	355	366
Net Income Per Share from Continuing Operations Attributable to Tyson:
Class A Basic	$0.75	$0.73	$2.15	$1.69
Class B Basic	$0.68	$0.66	$1.94	$1.52
Diluted	$0.73	$0.69	$2.05	$1.61
Net Loss Per Share from Discontinued Operation Attributable to Tyson:
Class A Basic	$—	$(0.01)	$—	$(0.20)
Class B Basic	$—	$(0.02)	$—	$(0.18)
Diluted	$—	$(0.01)	$—	$(0.19)
Net Income Per Share Attributable to Tyson:
Class A Basic	$0.75	$0.72	$2.15	$1.49
Class B Basic	$0.68	$0.64	$1.94	$1.34
Diluted	$0.73	$0.68	$2.05	$1.42
Dividends Declared Per Share:
Class A	$0.075	$0.050	$0.250	$0.260
Class B	$0.068	$0.045	$0.226	$0.234
Sales Growth	10.9%		7.8%
Margins: (Percent of Sales)
Gross Profit	6.6%	7.8%	7.2%	6.6%
Operating Income	3.6%	4.8%	4.1%	3.8%
Income from Continuing Operations	2.7%	2.9%	2.6%	2.3%
Effective Tax Rate for Continuing Operations	16.8%	35.4%	30.4%	32.6%

TYSON FOODS, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(In millions)

(Unaudited)

	June 28, 2014	September 28, 2013
Assets
Current Assets:
Cash and cash equivalents	$587	$1,145
Accounts receivable, net	1,624	1,497
Inventories	3,061	2,817
Other current assets	241	145

Total Current Assets	5,513	5,604
Net Property, Plant and Equipment	3,941	4,053
Goodwill	1,925	1,902
Intangible Assets	151	138
Other Assets	525	480

Total Assets	$12,055	$12,177

Liabilities and Shareholders’ Equity
Current Liabilities:
Current debt	$41	$513
Accounts payable	1,496	1,359
Other current liabilities	1,075	1,138

Total Current Liabilities	2,612	3,010
Long-Term Debt	1,784	1,895
Deferred Income Taxes	404	479
Other Liabilities	545	560
Total Tyson Shareholders’ Equity	6,694	6,201
Noncontrolling Interests	16	32

Total Shareholders’ Equity	6,710	6,233

Total Liabilities and Shareholders’ Equity	$12,055	$12,177

TYSON FOODS, INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Nine Months Ended
	June 28, 2014	June 29, 2013
Cash Flows From Operating Activities:
Net income	$720	$519
Depreciation and amortization	382	387
Deferred income taxes	(64)	(21)
Convertible debt discount	(92)	—
Other, net	76	80
Net changes in working capital	(479)	(193)

Cash Provided by Operating Activities	543	772

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(437)	(425)
Purchases of marketable securities	(25)	(123)
Proceeds from sale of marketable securities	24	22
Acquisitions, net of cash acquired	(56)	(106)
Other, net	44	36

Cash Used for Investing Activities	(450)	(596)

Cash Flows From Financing Activities:
Payments on debt	(407)	(69)
Net proceeds from borrowings	28	48
Purchases of Tyson Class A common stock	(286)	(298)
Dividends	(76)	(87)
Stock options exercised	61	93
Other, net	26	13

Cash Used for Financing Activities	(654)	(300)

Effect of Exchange Rate Changes on Cash	3	(4)

Decrease in Cash and Cash Equivalents	(558)	(128)
Cash and Cash Equivalents at Beginning of Year	1,145	1,071

Cash and Cash Equivalents at End of Period	$587	$943

TYSON FOODS, INC.

EBITDA Reconciliations

(In millions)

(Unaudited)

	Nine Months Ended		Fiscal Year Ended	Twelve Months Ended
	June 28, 2014	June 29, 2013	September 28, 2013	June 28, 2014
Net income	$720	$519	$778	$979
Less: Interest income	(6)	(5)	(7)	(8)
Add: Interest expense	78	109	145	114
Add: Income tax expense(a)	314	287	409	436
Add: Depreciation	362	354	474	482
Add: Amortization(b)	15	12	17	20

EBITDA	$1,483	$1,276	$1,816	$2,023

Total gross debt			$2,408	$1,825
Less: Cash and cash equivalents			(1,145)	(587)
Less: Short-term investments			(1)	(2)

Total net debt			$1,262	$1,236

Ratio Calculations:
Gross debt/EBITDA			1.3x	0.9x
Net debt/EBITDA			0.7x	0.6x

(a)	Includes income tax expense of discontinued operation.
(b)	Excludes the amortization of debt discount expense of $5 million and $21 million for the nine months ended June 28, 2014, and June 29, 2013, respectively, and $28 million for the fiscal year ended September 28, 2013, as it is included in Interest expense.

EBITDA represents net income, net of interest, income tax and depreciation and amortization. EBITDA is presented as a supplemental financial measurement in the evaluation of our business. We believe the presentation of this financial measure helps investors to assess our operating performance from period to period and enhances understanding of our financial performance and highlights operational trends. This measure is widely used by investors and rating agencies in the valuation, comparison, rating and investment recommendations of companies. However, the measurement of EBITDA may not be comparable to those of other companies in our industry, which limits its usefulness as a comparative measure. EBITDA is not a measure required by or calculated in accordance with GAAP and should not be considered as a substitute for net income or any other measure of financial performance reported in accordance with GAAP or as a measure of operating cash flow or liquidity. EBITDA is a useful tool for assessing, but is not a reliable indicator of, our ability to generate cash to service our debt obligations because certain of the items added to net income to determine EBITDA involve outlays of cash. As a result, actual cash available to service our debt obligations will be different from EBITDA. Investors should rely primarily on our GAAP results, and use non-GAAP financial measures only supplementally, in making investment decisions.

TYSON FOODS, INC.

EPS Reconciliations

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 28, 2014	June 29, 2013	June 28, 2014	June 29, 2013
Reported net income from continuing operations per share attributable to Tyson	$0.73	$0.69	$2.05	$1.61
Less: $19 million recognized currency translation adjustment gain	—	—	—	(0.05)
Less: $40 million gain on unrecognized tax benefit	(0.11)	—	(0.11)	—
Add: $29 million Hillshire Brands Acquisition fees paid to third parties	0.05	—	0.05	—
Add: $49 million impairment due to closure of three facilities	0.08	—	0.08	—

Adjusted net income from continuing operations per share attributable to Tyson	$0.75	$0.69	$2.07	$1.56

	Three Months Ended		Nine Months Ended
	June 28, 2014	June 29, 2013	June 28, 2014	June 29, 2013
Reported net income per share attributable to Tyson	$0.73	$0.68	$2.05	$1.42
Less: $19 million recognized currency translation adjustment gain	—	—	—	(0.05)
Add: $56 million impairment of non-core assets in China	—	—	—	0.15
Less: $40 million gain on unrecognized tax benefit	(0.11)	—	(0.11)	—
Add: $29 million Hillshire Brands Acquisition fees paid to third parties	0.05	—	0.05	—
Add: $49 million impairment due to closure of three facilities	0.08	—	0.08	—

Adjusted net income per share attributable to Tyson	$0.75	$0.68	$2.07	$1.52

Adjusted net income per share attributable to Tyson (adjusted EPS) and adjusted net income from continuing operations per share attributable to Tyson (adjusted continuing EPS) are presented as supplementary financial measurements in the evaluation of our business. We believe the presentation of adjusted EPS and adjusted continuing EPS helps investors to assess our financial performance from period to period and enhances understanding of our financial performance. However, adjusted EPS and adjusted continuing EPS may not be comparable to those of other companies in our industry, which limits the usefulness as comparative measures. Adjusted EPS and adjusted continuing EPS are not measures required by or calculated in accordance with GAAP and should not be considered as substitutes for any measure of financial performance reported in accordance with GAAP. Investors should rely primarily on our GAAP results, and use non-GAAP financial measures only supplementally, in making investment decisions.

TYSON FOODS, INC.

Operating Income Reconciliation

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 28, 2014	June 29, 2013	June 28, 2014	June 29, 2013
Reported from continuing operations	$351	$419	$1,124	$959
Add: Hillshire Brands Acquisition fees paid to third parties	7	—	7	—
Add: Impairment due to closure of three facilities	49	—	49	—

Adjusted from continuing operations	$407	$419	$1,180	$959

Adjusted operating income from continuing operations is presented as supplementary financial measurements in the evaluation of our business. We believe the presentation of adjusted operating income helps investors assess our financial performance from period to period and enhance understanding of our financial performance. However, adjusted operating income may not be comparable to those of other companies in our industry, which limits the usefulness as comparative measures. Adjusted operating income is not a measure required by or calculated in accordance with GAAP and should not be considered as a substitute for any measures of financial performance reported in accordance with GAAP. Investors should rely primarily on our GAAP results, and use non-GAAP financial measures only supplementally in making investment decisions.

The preliminary financial data included in this prospectus supplement has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP has not audited, reviewed, or compiled the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

THE OFFERING

Issuer	Tyson Foods, Inc., a Delaware corporation

Class A Common Stock Offered	23,810,000 shares

Common Stock to be Outstanding After this Offering (excluding treasury shares)

Class A	305,552,209 shares

Class B	70,010,805 shares

Total	375,563,014 shares

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $873 million (or approximately $1,004 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering, together with the net proceeds of the concurrent tangible equity units offering, the Debt Financings and cash on hand to finance the Hillshire Brands Acquisition and to pay related fees and expenses. If for any reason the Hillshire Brands Acquisition is not consummated, then we intend to use the net proceeds from this offering for general corporate purposes. See “—Recent Developments” above.

As required by the Merger Agreement, the net proceeds of this offering and the concurrent tangible equity units offering (net of our good faith estimate of offering fees and expenses) will be placed into an escrow account, pending release upon consummation of, and to partially fund, the Hillshire Brands Acquisition (or, if earlier, upon termination of the Merger Agreement).

Concurrent Tangible Equity Units Offering	Concurrently with this offering of Class A common stock, we are offering 30,000,000 of our 4.75% tangible equity units, each with a stated amount of $50, in an underwritten public offering pursuant to a separate prospectus supplement. The underwriters do not have the option to purchase any additional tangible equity units to cover over-allotments or otherwise. We estimate that the net proceeds from the tangible equity units offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $1,454 million, although there can be no assurance that the tangible equity units offering will be completed. The completion of this Class A common stock offering is not contingent on the completion of the tangible equity units offering and the completion of the tangible equity units offering is not contingent on the completion of this Class A common stock offering. Neither this Class A common stock offering nor the tangible equity units offering is contingent on the consummation of the Hillshire Brands Acquisition or any additional debt financing. See “Description of Tangible Equity Units.”

NYSE Trading Symbol	Our Class A common stock is listed on the New York Stock Exchange under the symbol “TSN.”

Material U.S. Federal Tax Considerations for Non-U.S. Holders of Class A Common Stock

You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Class A common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Material U.S. Federal Tax Considerations for Non-U.S. Holders of Class A Common Stock.”

Risk Factors	See “Risk Factors” beginning on page S-17 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in the Class A common stock.

The number of shares of our Class A common stock to be outstanding immediately after this offering is based on 23,810,000 shares to be issued in this offering and 281,742,209 shares (excluding treasury shares) outstanding as of July 21, 2014, and excludes:

•	30,252,134 shares of our Class A common stock available for future grant under our existing equity incentive plans as of July 21, 2014; and

•	15,529,465 shares of our Class A common stock issuable upon exercise of options and performance stock, outstanding as of July 21, 2014;

•	3,571,500 shares of our Class A common stock that may be purchased by the underwriters to cover over-allotments.

Holders of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Each share of Class B common stock is convertible into one fully paid and nonassessable share of Class A common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF TYSON

The following table presents our summary historical consolidated financial data. The summary historical consolidated financial information is derived from the financial statements we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

You should read the summary historical consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

	Fiscal Year Ended			Six Months Ended
	September 28, 2013	September 29, 2012	October 1, 2011	March 29, 2014	March 30, 2013
	(in millions, except per share data)
Summary of Operations:
Sales	$34,374	$33,055	$32,032	$17,793	$16,749
Cost of sales	32,016	30,865	29,837	16,457	15,742

Gross profit	2,358	2,190	2,195	1,336	1,007

Operating income (loss)	1,375	1,286	1,289	773	540
Other (income) expense:
Interest income	(7)	(12)	(11)	(5)	(3)
Interest expense	145	356	242	53	73
Other, net	(20)	(23)	(20)	1	(19)

Total other (income) expense	118	321	211	49	51

Income from continuing operations before income taxes	1,257	965	1,078	724	489
Income tax expense	409	351	340	262	149

Income from continuing operations	848	614	738	462	340
Loss from discontinued operation, net of tax	(70)	(38)	(5)	—	(66)

Net income	778	576	733	462	274

Less: Net income (loss) attributable to noncontrolling interests	—	(7)	(17)	(5)	6

Net income (loss) attributable to Tyson	$778	$583	$750	$467	$268

Diluted earnings (loss) per share:
Income from continuing operations	$2.31	$1.68	$1.98	$1.32	$0.92
Income (loss) from discontinued operation	(0.19)	(0.10)	(0.01)	—	(0.18)
Net income	$2.12	$1.58	$1.97	$1.32	$0.74

Balance Sheet Data (at end of period):
Cash and cash equivalents	$1,145	$1,071	$716	$438	$762
Total assets	12,177	11,896	11,071	11,886	11,789
Net property, plant and equipment	4,053	4,022	3,823	4,105	4,002
Total debt	2,408	2,432	2,182	1,940	2,416
Total Shareholders’ equity	6,233	6,042	5,685	6,464	6,114

Other Financial Data:
Cash flow from operations	$1,314	$1,187	$1,046	$265	$230
Depreciation and amortization	519	499	506	254	259
Capital expenditures	558	690	643	293	290

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF HILLSHIRE BRANDS

The following table presents Hillshire Brands’ summary historical consolidated financial data, which is derived from the Hillshire Brands financial statements that we have incorporated by reference into this prospectus supplement and the accompanying prospectus. You should read the summary historical consolidated financial data together with Hillshire Brands’ historical consolidated financial statements and the related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

	Fiscal Year Ended			Nine Months Ended
	June 29, 2013	June 30, 2012	July 2, 2011	March 29, 2014	March 30, 2013
	(in millions, except per share data)
Continuing Operations:
Net sales	$3,920	$3,958	$3,884	$3,021	$2,958
Cost of sales	2,758	2,857	2,721	2,150	2,060
Selling, general and administrative expenses	855	930	883	609	642
Net charges for exit activities, asset and business dispositions	9	81	38	15	7
Impairment charges	1	14	15	—	1

Operating income	297	76	227	247	248

Interest expense	48	77	92	37	35
Interest income	(7)	(5)	(5)	(7)	(5)
Debt extinguishment costs	—	39	55	—	—

Income (loss) from continuing operations before taxes	256	(35)	85	217	218
Income tax expense (benefit)	72	(15)	27	32	69

Income (loss) from continuing operations	184	(20)	58	185	149

Discontinued Operations:
Income from continuing operations net of tax expense(1)	15	463	483	1	13
Gain on sale of discontinued operations, net of tax expense(2)	53	405	731	—	49

Net income from discontinued operations	68	868	1,214	1	62

Net income	252	848	1,272	186	211

Diluted earnings (loss) per share:
Income (loss) from continuing operations:	$1.49	$(0.16)	$0.46	$1.49	$1.21
Net income	$2.04	$7.13	$10.11	$1.50	$1.72

Balance Sheet Data (at end of period):
Cash and equivalents	$400	$235	$74	$219	$416
Total assets	2,434	2,450	9,482	2,531	2,486
Property, net of accumulated depreciation	818	847	858	814	824
Total debt	951	944	1,911	942	949

(1)	Tax expense (benefit) was $(8), $(603) and $82 in the fiscal years ended June 29, 2013, June 30, 2012 and July 2, 2011, respectively, and was $1 and $(7) in the nine months ended March 29, 2014 and March 30, 2013, respectively.
(2)	Tax expense was $15, $367 and $573 in the fiscal years ended June 29, 2013, June 30, 2012 and July 2, 2011, respectively, and was nil and $14 in the nine months ended March 29, 2014 and March 30, 2013, respectively.

RISK FACTORS

Any investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to purchase our Class A common stock. In addition, you should carefully consider, among other things, the matters discussed (i) under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 28, 2013, (ii) under “Risk Factors” in Hillshire Brands’ Annual Report on Form 10-K for the fiscal year ended June 29, 2013 and (iii) in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference into this prospectus supplement. The risks and uncertainties described in such incorporated documents and described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our Class A common stock could decline, and you may lose all or part of your investment in our Class A common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note on Forward-Looking Statements.”

Risks Related to the Proposed Hillshire Brands Acquisition

If the Hillshire Brands Acquisition is consummated, we may be unable to successfully integrate Hillshire Brands’ operations or to realize targeted cost savings, revenues and other benefits of the Hillshire Brands Acquisition.

We entered into the Merger Agreement because we believe that the Hillshire Brands Acquisition will be beneficial to us and our stockholders. Achieving the targeted benefits of the Hillshire Brands Acquisition will depend in part upon whether we can integrate Hillshire Brands’ businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically separated organizations, systems and facilities and addressing possible differences in business backgrounds, corporate cultures and management philosophies may increase the difficulties of integration. We and Hillshire Brands operate numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance. Moreover, the integration of our respective operations will require the dedication of significant management resources, which is likely to distract management’s attention from day-to-day operations. Employee uncertainty and lack of focus during the integration process may also disrupt our business and result in undesired employee attrition. An inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business, results of operations and financial condition of the combined businesses.

In addition, we continue to evaluate our estimates of synergies to be realized from the Hillshire Brands Acquisition and refine them, so that our actual cost-savings could differ materially from our current estimates. Actual cost-savings, the costs required to realize the cost-savings and the source of the cost-savings could differ materially from our estimates, and we cannot assure you that we will achieve the full amount of cost-savings on the schedule anticipated or at all or that these cost-savings programs will not have other adverse effects on our business. In light of these uncertainties, you should not place undue reliance on our estimated cost-savings.

Finally, we may not be able to achieve the targeted operating or long-term strategic benefits of the Hillshire Brands Acquisition or could incur higher transition costs. An inability to realize the full extent of, or any of, the anticipated benefits of the Hillshire Brands Acquisition, as well as any delays encountered in the integration process, could have an adverse effect on our business, results of operations and financial condition.

We will incur significant transaction and acquisition-related costs in connection with the Hillshire Brands Acquisition.

We expect to incur significant costs associated with the Hillshire Brands Acquisition and combining the operations of the two companies, including costs to achieve targeted cost-savings. The substantial majority of the expenses resulting from the Hillshire Brands Acquisition will be composed of transaction costs related to the Hillshire Brands Acquisition, systems consolidation costs, and business integration and employment-related costs, including costs for severance, retention and other restructuring. We may also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

The announcement and pendency of the Hillshire Brands Acquisition could impact or cause disruptions in our and Hillshire Brands’ businesses.

Specifically:

•	our and Hillshire Brands’ current and prospective customers and suppliers may experience uncertainty associated with the Hillshire Brands Acquisition, including with respect to current or future business relationships with us, Hillshire Brands or the combined business and may attempt to negotiate changes in existing business;

•	our and Hillshire Brands’ employees may experience uncertainty about their future roles with us, which may adversely affect our and Hillshire Brands’ ability to retain and hire key employees;

•	the Hillshire Brands Acquisition may give rise to potential liabilities, including as a result of pending and future Hillshire Brands shareholder lawsuits relating to the Hillshire Brands Acquisition;

•	if the Hillshire Brands Acquisition is completed, the accelerated vesting of equity-based awards and payment of “change in control” benefits to some members of Hillshire Brands’ management on completion of the Hillshire Brands Acquisition could result in increased difficulty or cost in retaining Hillshire Brands’ officers and employees; and

•	the attention of our management and that of Hillshire Brands may be directed toward the completion and implementation of the Hillshire Brands Acquisition and transaction-related considerations and may be diverted from the day-to-day business operations of the respective companies.

In connection with the Hillshire Brands Acquisition, we could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Hillshire Brands Acquisition, as described in more detail above.

The Hillshire Brands Acquisition may not be successful.

We recently announced our entry into the Merger Agreement to acquire Hillshire Brands. Risks associated with the Hillshire Brands Acquisition include the risk that the transaction may not be consummated, the risk that regulatory approval that may be required for the transaction is not obtained or is obtained subject to certain conditions that are not anticipated, litigation risk associated with claims or potential claims brought by shareholders of Hillshire Brands to enjoin the transaction or seek monetary damages, and risks associated with our ability to issue debt to fund a portion of the purchase price. In addition, if the Hillshire Brands Acquisition does not close, we will have significant discretion to allocate the proceeds from this offering and our concurrent tangible equity units offering to other uses. We have no assurances that we will have opportunities to allocate the proceeds from this offering for other productive uses or that other uses of the proceeds from this offering and our concurrent tangible equity units offering will result in a favorable return to investors.

Risks Related to the Class A Common Stock

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The market price of our Class A common stock has experienced, and may continue to experience, significant volatility. Between October 2, 2011 (the first day of our fiscal year 2012) and July 30, 2014, the closing sale price of our Class A common stock on the New York Stock Exchange has ranged from a low of $14.17 per share to a high of $44.01 per share. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our Class A common stock. These risks include those described or referred to in this “Risk Factors” section and in the other documents incorporated herein by reference as well as, among other things:

•	our operating and financial performance and prospects that vary from expectations of management, securities analysts and investors;

•	our ability to repay our debt or adverse market reactions to any additional debt that we may incur;

•	developments in our business or in sectors in which we operate generally;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	investor perceptions of us and the industry and markets in which we operate;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	failure to complete the Hillshire Brands Acquisition and, if completed, failure to realize the anticipated benefits of such acquisition;

•	our dividend policy;

•	future sales of equity or equity-related securities;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our Class A common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline, and you may be unable to resell your shares of our Class A common stock at or above the offering price.

Future sales of shares of our Class A common stock may depress its market price.

Sales of substantial numbers of additional shares of Class A common stock, including shares of Class A common stock underlying the tangible equity units and shares issuable upon exercise of outstanding options, restricted stock units or warrants, as well as sales of shares that may be issued in connection with future acquisitions or for other purposes, including to finance our operations and business strategy or to adjust our ratio of debt-to-equity, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our Class A common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. The price of our Class A common stock could also be affected by possible sales of our Class A common stock by investors who view the notes being offered in the concurrent notes offering as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect will develop involving our Class A common stock.

This offering, the concurrent offering of tangible equity units and the issuance of additional stock in connection with acquisitions or otherwise will dilute all other shareholdings.

Upon issuance of the shares of Class A common stock in this offering, holders of our Class A common stock will incur immediate and substantial net tangible book value dilution on a per share basis. After this offering and the concurrent offering of tangible equity units, we will have an aggregate of approximately 524.2 million authorized but unissued shares of Class A common stock (excluding shares reserved for issuance under our option and compensation plans and under the tangible equity units being concurrently offered). Subject to certain volume limitations imposed by the New York Stock Exchange, we may issue all of these shares without any action or approval by our stockholders, including, without limitation, in connection with certain acquisitions. Any shares issued in connection with these activities, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

If we fail to consummate the Hillshire Brands Acquisition, we may redeem the purchase contracts for an amount of cash and/or a number of shares of our Class A common stock (depending on the price of our Class A common stock at the time of redemption), which could adversely affect you.

If the Hillshire Brands Acquisition is not consummated for any reason, we may redeem all, but not less than all, of the outstanding purchase contracts included in the tangible equity units in the concurrent tangible equity units offering, by delivering notice within the five business days immediately following April 1, 2015. We will pay or deliver, as the case may be, a redemption price to be determined based on the Class A common stock price at that time in cash or in shares of Class A common stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders of the amortizing notes to repurchase the amortizing notes at the repurchase price set forth in the amortizing notes.

Upon redemption of the purchase contracts included in the tangible equity units or separate purchase contracts upon a merger termination redemption, our Class A common stock may incur immediate net tangible book value dilution on a per share basis.

However, the completion of this Class A common stock offering is not contingent upon the completion of the Hillshire Brands Acquisition. Accordingly, even if the Hillshire Brands Acquisition does not occur, the shares of our Class A common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any or all of the shares of Class A common stock sold in this offering.

The concurrent tangible equity units offering may give rise to volatility in the market price of our Class A common stock as a result of arbitrage activity.

We expect that many investors in, and potential purchasers of, the concurrent tangible equity units offering will employ, or seek to employ, an arbitrage strategy with respect to the tangible equity units. Investors that employ an arbitrage strategy with respect to equity linked instruments typically implement that strategy by selling short the common stock underlying the equity linked instruments and dynamically adjusting their short position while they hold such instruments. Investors may also implement this strategy by entering into swaps on our Class A common stock in lieu of or in addition to short selling the Class A common stock. Arbitrage activity undertaken with respect to the concurrent tangible equity units offering could cause the market price of our Class A common stock to fluctuate or decline, materially reduce our stock price and your ability to sell your shares and increase the volatility in our stock price.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $873 million (or approximately $1,004 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering, together with the net proceeds of the concurrent tangible equity units offering, the Debt Financings and cash on hand to finance the Hillshire Brands Acquisition and to pay related fees and expenses. If for any reason the Hillshire Brands Acquisition is not consummated, then we intend to use the net proceeds from this offering for general corporate purposes. See “Summary—Recent Developments.”

As required by the Merger Agreement, the net proceeds of this offering and the concurrent tangible equity units offering (net of our good faith estimate of offering fees and expenses) will be placed into an escrow account, pending release upon consummation of, and to partially fund, the Hillshire Brands Acquisition (or, if earlier, upon termination of the Merger Agreement).

The completion of this Class A common stock offering is not contingent upon the completion of the tangible equity units offering, the Debt Financings or the Hillshire Brands Acquisition. Accordingly, even if the Hillshire Brands Acquisition or the other financing transactions do not occur, the shares of our Class A common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any or all of the shares of Class A common stock sold in this offering.

The following table outlines the sources and uses of funds for the Hillshire Brands Acquisition. The table assumes that the Hillshire Brands Acquisition and the financing transactions are completed simultaneously, but this offering and the concurrent tangible equity units offering are expected to occur before completion of the Debt Financings and the Hillshire Brands Acquisition. Amounts in the table are in millions of dollars and are estimated, and actual amounts may vary from the estimated amounts.

Sources of Funds		Uses of Funds
Cash	$362	Total equity purchase price	$8,081
Common stock offered hereby(1)	$900	Transaction fees and expenses(2)	$431
Tangible equity units offering(1)	$1,500
Debt Financings(1)	$5,750

Total	$8,512	Total	$8,512

(1)	Before discounts, commissions and expenses and assumes no exercise of the underwriters’ over-allotment option.
(2)	Includes discounts, commissions and expenses of this offering.

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

Our Class A common stock is traded on the New York Stock Exchange under the symbol “TSN.” No public trading market currently exists for the Class B common stock. Cash dividends cannot be paid to holders of Class B common stock unless they are simultaneously paid to holders of Class A common stock. The per share amount of the cash dividend paid to holders of Class B common stock cannot exceed 90% of the cash dividend simultaneously paid to holders of Class A common stock. We have paid uninterrupted quarterly dividends on common stock each year since 1977. In fiscal 2013, the annual dividend rate for Class A common stock was $0.20 per share and the annual dividend rate for Class B common stock was $0.18 per share. In fiscal 2012, the annual dividend rate for Class A common stock was $0.16 per share and the annual dividend rate for Class B common stock was $0.144 per share. On November 15, 2012, the Board of Directors declared a special dividend of $0.10 per share for Class A common stock and $0.09 per share for Class B common stock, which was paid on December 14, 2012, to shareholders of record on November 30, 2012. Additionally, on November 14, 2013, the Board of Directors increased the quarterly dividend previously declared on August 1, 2013, to $0.075 per share on our Class A common stock and $0.0675 per share on our Class B common stock.

The following table sets forth, for the periods indicated, the high and low closing sales prices of our Class A common stock and per share dividends paid for the Class A common stock and the Class B common stock.

	Class A common stock price range		Dividends paid per share
	High	Low	Class A	Class B
Fiscal Year 2014:
First Quarter	$33.97	$27.56	$0.075	$0.0675
Second Quarter	43.15	33.17	0.075	0.0675
Third Quarter	44.01	35.15	0.075	0.0675
Fourth Quarter (through July 30, 2014)	40.56	37.54	(a)	(a)

Fiscal Year 2013:
First Quarter	$19.79	$16.02	$0.15	$0.135
Second Quarter	24.82	19.40	0.05	0.045
Third Quarter	25.88	23.26	0.05	0.045
Fourth Quarter	31.83	26.03	0.05	0.045

Fiscal Year 2012:
First Quarter	$20.91	$16.68	$0.04	$0.036
Second Quarter	20.37	18.52	0.04	0.036
Third Quarter	19.58	17.66	0.04	0.036
Fourth Quarter	18.56	14.17	0.04	0.036

(a)	A $0.075 Class A dividend per share and a $0.0675 Class B dividend per share are scheduled to be paid in the fourth quarter on September 15, 2014 to holders of record as of August 29, 2014.

On July 30, 2014, the last reported sale price of our Class A common stock on the New York Stock Exchange was $38.20 per share. There were approximately 24,000 holders of record of our Class A common stock as of July 21, 2014.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the Company for each year in the five year period ended September 28, 2013, and for the six months ended March 29, 2014. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income (loss) from continuing operations before income taxes, fixed charges and amortization of capitalized interest, but excludes equity method investment earnings and capitalized interest. “Fixed charges” consist of (i) interest on indebtedness, whether expensed or capitalized, (ii) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense) and (iii) amortization of debt discount and expense.

Six Months Ended March 29, 2014	Fiscal Years
	2013	2012	2011	2010	2009
8.80	6.71	4.58	4.48	4.38	(a)

(a)	In fiscal 2009, our earnings were insufficient to cover our fixed charges by $540.0 million.

CAPITALIZATION

The following table sets forth our cash position and capitalization as of March 29, 2014:

•	on an actual basis;

•	on an as adjusted basis to give effect to this offering (but not the application of the proceeds therefrom), based on the public offering price of $37.80 per share of our common stock, after deducting the underwriting discounts and commissions and estimated offering expenses (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of our Class A common stock);

•	on an as further adjusted basis to give effect to the concurrent offering of our 4.75% tangible equity units after deducting the underwriting discounts and commissions and estimated offering expenses (but not the application of the proceeds therefrom); and

•	on a pro forma as further adjusted basis to give further effect to (i) the Debt Financings and the payment of related fees and expenses and (ii) the Hillshire Brands Acquisition.

This table should be read in conjunction with the other sections of this prospectus supplement and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement, including under “Unaudited Condensed Combined Pro Forma Financial Information.” See “Where You Can Find More Information” in this prospectus supplement. In addition, investors should not place undue reliance on the as adjusted, as further adjusted or pro forma as further adjusted information included below because this offering is not contingent upon completion of any of the transactions reflected in the adjustments below.

	As of March 29, 2014
	(unaudited)
	Actual	As adjusted	As further adjusted	Pro forma as further adjusted
	($ in millions, except for share numbers)
Cash and cash equivalents	$438	$1,311	$2,766	$295

Short-term debt:
Current debt	52	52	117	409

Total short-term debt	52	52	117	409

Long-term debt:
Revolving credit facility	—	—	—	—
Senior notes:
6.60% Senior Notes due April 2016	638	638	638	638
7.00% Notes due May 2018	120	120	120	120
4.50% Senior Notes due June 2022	1,000	1,000	1,000	1,000
7.00% Notes due January 2028	18	18	18	18
Discount on senior notes	(5)	(5)	(5)	(5)
Senior amortizing notes that are components of the tangible equity units being offered concurrently (less current portion)	—	—	140	140
GO Zone tax-exempt bonds due October 2033 (0.07% at 3/29/14)	100	100	100	100
Other	17	17	17	17
Hillshire debt (at fair value, less current portion)	—	—	—	869
Debt Financings (less current portion) (1)	—	—	—	5,560

Total long-term debt	1,888	1,888	2,028	8,457

Total debt	1,940	1,940	2,145	8,866

	As of March 29, 2014
	(unaudited)
	Actual	As adjusted	As further adjusted	Pro forma as further adjusted
	($ in millions, except for share numbers)
Shareholders’ equity:
Common stock ($0.10 par value):
Class A—authorized 900 million shares; issued 322 million actual; 346 million as adjusted, as further adjusted and pro forma as further adjusted	32	34	34	34
Class B—authorized 900 million shares; issued 70 million shares	7	7	7	7
Capital in excess of par value	2,181	3,052	4,307	4,307
Retained earnings	5,407	5,407	5,407	5,336
Accumulated other comprehensive income	(103)	(103)	(103)	(103)
Less treasury stock, at cost—43 million shares	(1,088)	(1,088)	(1,088)	(1,088)

Total Tyson shareholders’ equity	6,436	7,309	8,564	8,493

Noncontrolling interests	28	28	28	28

Total shareholders’ equity	6,464	7,337	8,592	8,521

Total capitalization	$8,404	$9,277	$10,737	$17,387

(1)	If the Hillshire Brands Acquisition is not consummated, we do not expect any debt under the proposed Debt Financings to be outstanding, other than the New Notes, which we expect to contain a special mandatory redemption requirement if the Hillshire Brands Acquisition is not consummated by a specified date. See “Use of Proceeds.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On July 1, 2014, Tyson Foods, Inc., a Delaware corporation (“Tyson”), and HMB Holdings, Inc. (“HMB Holdings”), a Maryland corporation and wholly-owned subsidiary of Tyson, entered into a definitive agreement and plan of merger (the “Merger Agreement”) with The Hillshire Brands Company (“Hillshire”), a Maryland corporation. Under the Merger Agreement, Tyson and HMB Holdings will acquire Hillshire and its subsidiaries for a price of $63.00 per share in cash. The all-cash transaction is valued at approximately $8.9 billion, including the assumption of Hillshire’s net debt and breakage fees. The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type

Concurrently, and in connection with entering into the Merger Agreement, Tyson entered into a fully committed 364-day unsecured bridge facility from Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. Tyson also entered into a senior unsecured term loan facility with the same lenders. The committed facilities, together with cash on hand, will be available to fund the Hillshire acquisition, including the payment of related fees and expenses. Permanent funding is expected to include a mix of term loans, senior notes issuance, common stock issuance, tangible equity unit issuance and cash on hand.

The following unaudited pro forma condensed consolidated financial information is based on the historical consolidated financial information of Tyson and Hillshire and has been prepared to reflect the proposed Hillshire acquisition and related financing transactions. For purposes of the pro forma financial information, we have assumed the acquisition financing will consist of: (a) $2,500 million aggregate principal amount of term loans; (b) $3,250 million aggregate principal amount of senior notes; (c) $900 million issuance of common stock; (d) $1,500 million issuance of tangible equity units, consisting of $1,295 million of prepaid stock purchase contracts and $205 million of senior amortizing notes; and (e) $362 million cash on hand. The final structure and terms of the acquisition financing will be subject to market conditions and may change materially from the assumptions used in the pro forma information. See “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information” below.

The unaudited pro forma condensed consolidated financial information is provided for informational purposes only. The unaudited pro forma condensed consolidated statements of income are not necessarily indicative of operating results that would have been achieved had the acquisition been completed as of September 30, 2012 (first day of the most recently completed fiscal year) and does not intend to project the future financial results of Tyson after the Hillshire acquisition. The unaudited pro forma condensed consolidated balance sheet does not purport to reflect what Tyson’s financial condition would have been had the transactions closed on March 29, 2014 (latest interim balance sheet date) or for any future or historical period. The unaudited pro forma condensed consolidated statements of income and balance sheet are based on certain assumptions, described in the accompanying notes, which management believes are reasonable and do not reflect the cost of any integration activities or the benefits from the Hillshire acquisition and synergies that may be derived from any integration activities.

Tyson’s fiscal year ends in September, while Hillshire’s fiscal year ends in June. The unaudited condensed consolidated balance sheet combines the unaudited condensed consolidated balance sheet of Tyson as of March 29, 2014, and the unaudited condensed consolidated balance sheet of Hillshire as of March 29, 2014. The full-year unaudited pro forma condensed consolidated statement of income for the year ended September 28, 2013, combines the audited consolidated statement of income for Tyson for the fiscal year ended September 28, 2013 and the audited consolidated statement of income of Hillshire for the fiscal year ended June 29, 2013. The unaudited pro forma condensed consolidated statement of income for the six months ended March 29, 2014 combines the unaudited condensed consolidated statement of income of Tyson for the six months ended March 29, 2014 and Hillshire’s unaudited condensed consolidated statement of income for the six months ended March 29, 2014. The unaudited condensed consolidated statement of income of Hillshire for the six months ended March 29, 2014 was determined by subtracting Hillshire’s unaudited condensed consolidated statement of income for the three months ended September 28, 2013 (its first quarter of fiscal 2014) from the unaudited condensed consolidated statement of income for the nine months ended March 29, 2014. Sales of $984 million and net income of $29 million related to Hillshire’s first fiscal quarter ended September 28, 2013, are not included in the pro forma information.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the following information:

•	notes to the unaudited pro forma condensed consolidated financial information;

•	Tyson’s Current Report on Form 8-K filed on July 2, 2014, including exhibits thereto, which describes the Hillshire acquisition;

•	audited consolidated financial statements of Tyson as of and for the year ended September 28, 2013, which are included in Tyson’s Current Report on Form 8-K filed with the SEC on July 28, 2014;

•	audited consolidated financial statements of Hillshire as of and for the year ended June 29, 2013, which are included in Tyson’s Current Report on Form 8-K filed with the SEC on July 28, 2014;

•	unaudited condensed consolidated financial statements of Tyson as of and for the six months ended March 29, 2014, which are included in Tyson’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2014, as filed with the SEC; and

•	unaudited condensed consolidated financial statements of Hillshire as of and for the nine months ended March 29, 2014, which are included in Tyson’s Current Report on Form 8-K filed with the SEC on July 28, 2014.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 29, 2014

(in millions)

	Tyson Historical	Hillshire Historical	Pro Forma Adjustments		Pro Forma
Assets
Current Assets
Cash and cash equivalents	$438	$219	$(362	)(1)	$295
Accounts receivable, net	1,548	205	—		1,753
Inventories	2,968	300	45	(2)	3,313
Other current assets	230	374	139	(3)	743

Total Current Assets	5,184	1,098	(178)		6,104
Net Property, Plant and Equipment	4,105	814	445	(4)	5,364
Goodwill	1,925	371	4,103	(5)	6,399
Intangible Assets	156	134	5,057	(6)	5,347
Other Assets	516	114	(18	)(7)	612

Total Assets	$11,886	$2,531	$9,409		$23,826

Liabilities and Shareholders’ Equity
Current Liabilities
Current debt	$52	$102	$255	(8)	$409
Accounts payable	1,429	306	—		1,735
Other current liabilities	1,024	323	(63	)(9)	1,284

Total Current Liabilities	2,505	731	192		3,428
Long-Term Debt	1,888	840	5,729	(8)	8,457
Deferred Income Taxes	444	—	2,032	(10)	2,476
Other Liabilities	585	359	—		944
Commitments and Contingencies
Shareholders’ Equity
Common Stock
Class A	32	1	1	(11)	34
Class B	7	—	—		7
Capital in excess of par value	2,181	188	1,938	(11)	4,307
Retained earnings	5,407	603	(674	)(11)	5,336
Accumulated other comprehensive loss	(103)	(140)	140	(11)	(103)
Unearned stock of ESOP	—	(51)	51	(11)	—
Treasury stock, at cost	(1,088)	—	—		(1,088)

Total Registrant Shareholders’ Equity	6,436	601	1,456		8,493
Noncontrolling Interests	28	—	—		28

Total Shareholders’ Equity	6,464	601	1,456		8,521

Total Liabilities and Shareholders’ Equity	$11,886	$2,531	$9,409		$23,826

Unaudited Pro Forma Condensed Consolidated Statements of Income

For the Twelve Months Ended

(in millions, except per share data)

	Tyson Historical September 28, 2013	Hillshire Historical June 29, 2013	Pro Forma Adjustments		Pro Forma
Sales	$34,374	$3,920	$(63	)(12)	$38,231
Cost of Sales	32,016	2,758	166	(13)	34,940

Gross Profit	2,358	1,162	(229)		3,291
Selling, General and Administrative	983	865	(200	)(14)	1,648

Operating Income	1,375	297	(29)		1,643
Other (Income) Expense
Interest Income	(7)	(7)	—		(14)
Interest Expense	145	48	177	(15)	370
Other, net	(20)	—	—		(20)

Total Other (Income) Expense	118	41	177		336

Income from Continuing Operations before Income Taxes	1,257	256	(206)		1,307
Income Tax Expense	409	72	(78	)(10)	403

Income from Continuing Operations	848	184	(128)		904
Less: Net Income (Loss) Attributable to Noncontrolling Interests	—	—	—		—

Net Income from Continuing Operations Attributable to Registrant	$848	$184	$(128)		$904

Weighted Average Shares Outstanding:
Class A Basic	282		56	(16)	338
Class B Basic	70				70
Diluted	367		63	(16)	430

Net Income per Share from Continuing Operations
Class A Basic	$2.46				$2.25
Class B Basic	$2.22				$2.07
Diluted	$2.31				$2.10

Unaudited Pro Forma Condensed Consolidated Statements of Income

For the Six Months Ended

(in millions, except per share data)

	Tyson Historical March 29, 2014	Hillshire Historical March 29, 2014	Pro Forma Adjustments		Pro Forma
Sales	$17,793	$2,037	$(38	)(12)	$19,792
Cost of Sales	16,457	1,431	77	(13)	17,965

Gross Profit	1,336	606	(115)		1,827
Selling, General and Administrative	563	414	(99	)(14)	878

Operating Income	773	192	(16)		949
Other (Income) Expense
Interest Income	(5)	(5)	—		(10)
Interest Expense	53	24	86	(15)	163
Other, net	1	—	—		1

Total Other (Income) Expense	49	19	86		154

Income from Continuing Operations before Income Taxes	724	173	(102)		795
Income Tax Expense	262	17	(39	)(10)	240

Income from Continuing Operations	462	156	(63)		555
Less: Net Income (Loss) Attributable to Noncontrolling Interests	(5)	—	—		(5)

Net Income from Continuing Operations Attributable to Registrant	$467	$156	$(63)		$560

Weighted Average Shares Outstanding:
Class A Basic	272		56	(16)	328
Class B Basic	70				70
Diluted	355		63	(16)	418

Net Income per Share from Continuing Operations
Class A Basic	$1.40				$1.43
Class B Basic	$1.26				$1.31
Diluted	$1.32				$1.34

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in millions, except per share data)

BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed consolidated financial information presented is based on the historical audited and unaudited consolidated financial information of Tyson and the audited and unaudited consolidated financial information of Hillshire. The unaudited pro forma condensed consolidated balance sheet as of March 29, 2014 assumes the Hillshire acquisition was completed on that date. The unaudited pro forma condensed consolidated statements of income for the year ended September 28, 2013 and the six months ended March 29, 2014, assume the Hillshire acquisition was completed on September 30, 2012.

Pro forma adjustments reflected in the unaudited pro forma condensed consolidated balance sheet are based on items that are directly attributable to the Hillshire acquisition and related financing that are factually supportable. Pro forma adjustments reflected in the unaudited pro forma condensed consolidated statements of income are based on items directly attributable to the acquisition and related financing and are factually supportable and expected to have a continuing impact on Tyson.

The acquisition will be accounted for as a business combination. Accordingly, the assets acquired and liabilities assumed are recorded based on their estimated fair values. The unaudited pro forma condensed consolidated statements of income do not reflect the cost of any integration activities or benefits from the acquisitions and synergies that may be derived from any integration activities, both of which may have a material effect on Tyson’s consolidated statements of income in periods following the completion of the Hillshire acquisition.

Certain amounts in Hillshire’s historical financial information have been reclassified to conform to Tyson’s presentation.

HILLSHIRE ACQUISITION TRANSACTION SUMMARY

Tyson intends to pay in cash a purchase price equal to $63.00 per share, or $8,081, at closing to consummate the Hillshire acquisition. In addition, Tyson paid $163 in cash for breakage costs incurred by Hillshire related to a previously proposed acquisition, and will assume Hillshire’s net debt which totaled $621 as of June 28, 2014. Pro forma adjustments related to the financing for the Hillshire acquisition have been made in the unaudited pro forma condensed consolidated balance sheet as of March 29, 2014 as if the Hillshire acquisition had closed on that date and in the unaudited pro forma condensed consolidated statements of income for the year ended September 28, 2013 and the six months ended March 29, 2014 as if the financings had been completed on September 30, 2012.

Financing Assumptions

Concurrently, and in connection with entering into the Merger Agreement, Tyson entered into a fully committed 364-day unsecured bridge facility from Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. Tyson also entered into a senior unsecured term loan facility with the same lenders. The committed facilities, together with cash on hand, will be available to fund the Hillshire acquisition, including the payment of related fees and expenses. Notwithstanding the foregoing, for purposes of the pro forma financial information, Tyson has assumed the Hillshire Acquisition financing will consist of:

a)	an assumed $1,306 aggregate principal amount of 3-year floating rate term loans with an amortizing base equal to 2.50% per quarter and with an assumed interest rate of 1.60%;

b)	an assumed $594 aggregate principal amount of 5-year floating rate term loans with an amortizing base equal to 2.50% per quarter and with an assumed interest rate of 1.75%;

c)	an assumed $600 aggregate principal amount of 5-year floating rate term loans, with an assumed interest rate of 1.75%;

d)	an assumed $3,250 aggregate principal amount of 5, 10, and 30-year fixed rate senior notes, with an assumed stated weighted average interest rate of 3.91%;

e)	the sale of 23.8 million shares of common stock at a price of $37.80 per share resulting in estimated proceeds of $900 before deducting estimated discounts and commissions and estimated offering expenses (excluding any shares that may be issued if the underwriters exercise their option to purchase additional shares of common stock) and an increase in pro forma weighted-average shares outstanding by such amount of shares; and

f)	the sale of $1,500 of tangible equity units, comprised of $1,295 of prepaid stock purchase contracts and $205 of senior amortizing notes issued at an assumed interest rate. The prepaid stock purchase contracts are assumed to have a “reference price” equal to $37.80 per share, such that the maximum number of shares issuable on the July 15, 2017 settlement date (which would be subject to postponement in certain limited circumstances) would be approximately 39.7 million and an increase in pro forma weighted-average shares outstanding by such amount of shares. The senior amortizing notes have a stated interest rate of 1.5%.

The final structure and terms of the Hillshire acquisition financing will be subject to market conditions and may change materially from the assumptions described above. Changes in the assumptions described above would result in changes to various components of the unaudited pro forma condensed consolidated balance sheet, including cash and cash equivalents, long-term debt and additional paid-in capital, and various components of the unaudited pro forma condensed consolidated statements of income, including interest expense, earnings per share and weighted-average shares outstanding. Depending upon the nature of the changes, the impact on the pro forma financial information could be material.

•	Each 0.125% increase (decrease) in each of the respective stated interest rates assumed above for the term loans, senior notes, and senior amortizing notes would increase (decrease) pro forma interest expense by approximately $7 for the year ended September 28, 2013 and approximately $3 for the six months ended March 29, 2014, and would decrease (increase) pro forma earnings per share (basic and diluted) by $0.01 per share for the year ended September 28, 2013 and by less than $0.01 per share for the six months ended March 29, 2014 (assuming the principal balances and the pro forma weighted-average shares outstanding do not change from those assumed as described herein);

•	Each $100 increase (decrease) in the principal amount of the term loans would increase (decrease) pro forma interest expense by approximately $2 for the year ended September 28, 2013 and approximately $1 for the six months ended March 29, 2014 and would decrease (increase) pro forma earnings per share (basic and diluted) by less than $0.01 per share for the year ended September 28, 2013 and the six months ended March 29, 2014 (assuming the stated interest rates on the term loans and the pro forma weighted-average shares outstanding do not change from those assumed as described herein);

•	Each $100 increase (decrease) in the principal amount of the senior notes would increase (decrease) pro forma interest expense by approximately $4 for the year ended September 28, 2013 and approximately $2 for the six months ended March 29, 2014 and would decrease (increase) pro forma earnings per share (basic and diluted) by approximately $0.01 per share for the year ended September 28, 2013 and by less than $0.01 per share for the six months ended March 29, 2014 (assuming the stated interest rates on the senior notes and the pro forma weighted-average shares outstanding do not change from those assumed as described herein); and

•	Should the underwriters fully exercise their option to purchase additional shares of common stock, which is limited to a maximum 3.6 million additional shares, our pro forma weighted-average shares outstanding would increase by such amount, and would decrease pro forma earnings per share (basic and diluted) by $0.02 per share for the year ended September 28, 2013 and by $0.01 per share for the six months ended March 29, 2014, respectively.

At this time, Tyson has not completed detailed valuation analyses to determine the fair values of Hillshire’s assets and liabilities. Accordingly, the unaudited pro forma condensed consolidated financial information includes a preliminary fair value determination based on assumptions and estimates that, while considered reasonable under the circumstances, are subject to changes, which may be material. In addition, Tyson has not yet performed the due diligence necessary to identify all of the adjustments required to conform Hillshire’s accounting policies to Tyson’s or to identify other items that could significantly impact the fair value determination or the assumptions and adjustments made in the preparation of this unaudited pro forma condensed consolidated financial information. Upon completion of detailed valuation analyses, there may be additional increases or decreases to the recorded book values of the acquired assets and liabilities, including but not limited to inventories, brands, trademarks, customer relationships and other intangible assets, property, plant and equipment, and debt that could give rise to future amounts of depreciation and amortization expense and changes in related deferred taxes that are not reflected in the information contained in this unaudited pro forma condensed consolidated information. Accordingly, once the necessary valuation analyses have been performed and the final fair value determination has been completed, actual results may differ materially from the information presented in this unaudited pro forma condensed consolidated financial information. Additionally, the unaudited pro forma condensed consolidated statements of income do not reflect the cost of any integration activities or benefits from the Hillshire acquisition and synergies that may be derived from any integration activities, both of which may have a material effect on Tyson’s consolidated results of operations in periods following the completion of the Tyson acquisition.

Below is a summary of the preliminary reconciliation of purchase consideration to the book value of net assets acquired and certain valuation adjustments related to the Hillshire acquisition:

Total consideration (includes closing consideration, $163 breakage costs incurred by Hillshire related to a previously proposed acquisition and $43 change in control related costs)	$8,287

Historical net book value of Hillshire	$601
Preliminary valuation adjustment to inventories	45
Preliminary valuation adjustment for other assets	51
Preliminary valuation adjustment for property, plant and equipment	445
Preliminary valuation adjustment to identifiable intangible assets	5,057
Preliminary valuation adjustment to debt	(29)
Deferred and current tax impact of preliminary valuation adjustments	(1,983)
Write-off of deferred financing fees of Hillshire’s existing debt	(3)
Residual adjustment to goodwill created by the business combination	4,103

Total acquisition cost	$8,287

The following table is an estimate of the total sources and uses of cash as a result of the Hillshire acquisition and related financing transactions.

Sources of cash
Cash on hand	$362
Term loans—3 year (amortizing)	1,306
Term loans—5 year (amortizing)	594
Term loans—5 year	600
Senior notes—5, 10 and 30 year	3,250
Common Equity	900
Tangible Equity Units(a)	1,500

Total sources of cash	$8,512

Uses of cash
Fund Hillshire acquisition	$8,081
Breakage cost	163
Change in control cost	43
Other estimated transaction fees and expenses	225

Total uses of cash	$8,512

a)	The tangible equity units consist of $1,295 of prepaid stock purchase contracts accounted for as equity and $205 of senior amortizing notes accounted for as debt.

HILLSHIRE ACQUISITION PRO FORMA ADJUSTMENTS

1)	After consideration of the expected financing transactions and related fees, Tyson estimates it will use $362 of cash on hand to consummate the Hillshire Acquisition.

2)	Reflects the adjustment of Hillshire’s inventory to its preliminary estimated fair value.

3)	Reflects a $51 reclass of Hillshire’s equity for an amount owed to Hillshire from its ESOP that will be collected upon the ESOP’s dissolution concurrent with the closing of the acquisition. Additionally, reflects the estimated tax benefit effect totaling $151 for certain transaction related fees and costs and a reduction of $63 for a reclass of current deferred tax liability to current deferred tax asset as described in note (9).

4)	Reflects the adjustment of Hillshire’s property, plant and equipment to its preliminary estimated fair value.

5)	Represents the incremental goodwill resulting from purchase accounting after estimating the fair value of the identifiable assets acquired and liabilities assumed. See “Hillshire Acquisition Transaction Summary” above.

6)	For purposes of the preliminary fair value determination discussed in “Hillshire Acquisition Transaction Summary” above, Tyson estimated the fair value of Hillshire’s identifiable intangible assets at $5,191 including approximately $4,652 of brand and trademark related intangibles and approximately $539 of customer relationship intangibles representing an increase to the historical net book value of Hillshire’s intangible assets of $5,057. For purposes of determining incremental pro forma amortization expense to be recorded in the unaudited pro forma condensed consolidated statements of income, $4,363 of the brand names were assumed to have an indefinite life, $289 of the brand names were assumed to have a 20-year life to be amortized on a straight-line basis, and the customer relationship intangible assets were assumed to have a weighted average life of approximately 16 years to be amortized on a declining basis based on economic benefit derived over that period.

7)

Represents the net impact of reversing $3 of deferred financing fees recorded on Hillshire’s historical balance sheet for debt instruments and recording $49 of estimated issuance costs to be incurred on the debt to be issued to finance the transaction. Additionally, $64 of Hillshire’s non-current deferred tax asset was reclassified to non-current deferred tax liability.

8)	Current debt adjustment represents amounts expected to be due in the first year on the amortizing term loans and senior amortizing note component of the tangible equity units. Long-term debt reflects a $29 adjustment of Hillshire’s long-term debt to its preliminary estimated fair value and the estimated incremental new debt Tyson expects to incur to finance the Hillshire acquisition less the current portion. The estimated balance of new Tyson debt consists of the following components: term loans of $2,500 ($190 shown as current debt), senior notes of $3,250 and senior amortizing notes component of tangible equity units of $205 ($65 shown as current debt). See “Hillshire Acquisition Transaction Summary—Financing Assumptions” above for various assumptions made with respect to the estimated balances of the new Tyson debt.

9)	Reflects a reclassification of Tyson’s net current deferred tax liability at March 29, 2014 to net against Hillshire’s net current deferred tax asset.

10)	Income tax expense and deferred income tax impacts in the pro forma condensed consolidated balance sheet and condensed consolidated statements of income as a result of purchase accounting have been estimated at Tyson’s incremental statutory tax rate of 38%. Additionally, Deferred Income Taxes includes a reduction of $63 for a reclass of current deferred tax liability as described in note (7).

11)	Reflects adjustments to remove Hillshire’s historical equity accounts to record the acquisition (the total of which is equal to its net book value) and reclass $51 related to a receivable from Hillshire’s ESOP as described in note (3). Additionally, includes adjustments to reduce retained earnings to reflect the after tax effect of certain acquisition related expenses as described in notes contained herein, to reduce capital in excess of par value for fees related to equity issuance, and to increase common stock and capital in excess of par value for the estimated net proceeds from the issuance of common stock and the prepaid stock purchase contract component of the tangible equity units. See “Hillshire Acquisition Transaction Summary—Financing Assumptions” above for various assumptions made with respect to estimated proceeds from the issuance of common stock and the prepaid stock purchase contract component of the tangible equity units.

12)	Sales and Cost of Sales were adjusted to eliminate sales of $63 for the year ended September 28, 2013 and $38 for the six months ended March 29, 2014 between Tyson and Hillshire.

13)	Reflects the elimination of Cost of Sales for intercompany sales as described in note (12) and an adjustment to reclass shipping and handling costs to Cost of Sales from Selling, General and Administrative expense of $249 for the year ended September 28, 2013 and $123 for the six months ended March 29, 2014. The reclass of shipping and handling costs is to conform Hillshire’s policy election to record shipping and handling costs in Selling, General and Administrative expense to Tyson’s policy to record such costs in Cost of Sales. Additionally, reflects a decrease in depreciation expense of $20 for the year ended September 28, 2013 and $8 for the six months ended March 29, 2014 driven by an extension of the historical useful lives of Hillshire’s property, plant and equipment, partially offset by the impact of fair value adjustments to their respective book values.

14)	Reflects adjustments to reclass shipping and handling costs from Selling, General and Administrative expense to Cost of Sales as described in note (13) and amortization of intangible assets as described in note (6) of $51 for the year ended September 28, 2013 and $25 for the six months ended March 29, 2014. Additionally, reflects a decrease of $2 for the year ended September 28, 2013 and $1 for the six months ended March 29, 2014 for the changes in depreciation expense described in note (13) that are charged to Selling, General and Administrative expense.

15)	As described in notes herein, Tyson expects to incur new debt to partially finance the Hillshire acquisition. The pro forma adjustments for the year ended September 28, 2013 and the six months ended March 29, 2014, reflect incremental interest expense, including amortization of deferred financing fees using the effective interest method, for new debt expected to be incurred by Tyson.

16)	As described in the notes herein, Tyson is issuing 23.8 million shares of common stock (assuming underwriters do not exercise their option to purchase up to 3.6 million additional shares) and 30 million tangible equity units to partially finance the Hillshire acquisition. The issuance of common stock results in a 23.8 million share increase to pro forma basic and diluted shares for both the year ended September 28, 2013, and the six months ended March 29, 2014. The issuance of tangible equity units results in a 31.7 million share increase to pro forma basic shares outstanding (based on the minimum stock purchase contract settlement rate) and a 39.7 million share increase to pro forma diluted shares outstanding (based on the maximum stock purchase contract settlement rate), for both the year ended September 28, 2013, and the six months ended March 29, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our March 29, 2014 unaudited interim consolidated financial statements and related notes and with our fiscal year 2013 audited consolidated financial statements and related notes, both of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. We also urge you to review and consider our disclosure describing various risks that may affect our business, which are set forth under the heading “Risk Factors.” Finally, the following information, including the fiscal 2014 outlook set forth under “Outlook,” does not give effect to the Hillshire Brands Acquisition. See “Summary—Recent Developments—Proposed Hillshire Brands Acquisition” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Description of the Company

We are one of the world’s largest meat protein companies and the second-largest food production company in the Fortune 500 with one of the most recognized brand names in the food industry. We produce, distribute and market chicken, beef, pork, prepared foods and related allied products. Some of the key factors influencing our business are customer demand for our products; the ability to maintain and grow relationships with customers and introduce new and innovative products to the marketplace; accessibility of international markets; market prices for our products; the cost and availability of live cattle and hogs, raw materials, feed ingredients; and operating efficiencies of our facilities. Our operations are conducted in five segments: Chicken, Beef, Pork, Prepared Foods and International. During the second quarter of fiscal 2014, we began reporting our International operation as a separate segment, which was previously included in our Chicken segment. Our International segment became a separate reportable segment as a result of changes to our internal financial reporting to align with previously announced executive leadership changes. The International segment includes our foreign operations primarily related to raising and processing live chickens into fresh, frozen and value-added chicken products in Brazil, China, India and Mexico. All periods presented have been reclassified to reflect this change. Beef, Pork, Prepared Foods and Other results were not impacted by this change. However, the fiscal 2014 outlook, set forth under “Outlook” below, does not account for the change in reportable segments.

Overview

•	General—Operating income grew 53% in the second quarter of fiscal 2014 over the same period in fiscal 2013 and was led by strong earnings in our Chicken and Pork segments.

•	We continued to execute our strategy of accelerating growth in domestic value-added chicken sales, prepared food sales and international chicken production, innovating products, services and customer insights and cultivating our talent development to support Tyson’s growth for the future.

•	We also maintained focus on maximizing our margins through margin management and operational efficiency improvements. Margin management improvements occurred in the areas of mix, export sales, price optimization and value-added product initiatives. The operational efficiencies occurred in areas of yields, cost reduction and labor management.

•	Market environment—Our Chicken segment delivered strong results in the second quarter of fiscal 2014 driven by favorable domestic market conditions associated with strong demand for our chicken products. Our Beef segment experienced record high fed cattle costs and reduced availability of fed cattle supplies but increased operating margins by maximizing our revenues relative to the rising live cattle markets. Our Pork segment results remained strong in the second quarter of fiscal 2014 due to mix changes and favorable market conditions associated with lower total pork supplies. Our Prepared Foods segment was challenged by volatile raw material prices in addition to costs incurred as we continue to invest in our lunchmeat business and growth platforms. Our International segment experienced losses due to challenging market conditions in China and Brazil.

•	Discontinued Operation—In the third quarter of fiscal 2013, we reported our Weifang operation in China, which was previously part of our Chicken segment, as a discontinued operation. Accordingly, Weifang’s results are reported as a discontinued operation for all periods presented.

•	Margins—Our total operating margin was 4.0% in the second quarter of fiscal 2014. Operating margins by segment were as follows:

Chicken—8.2% Beef—0.9% Pork—7.2% Prepared Foods—2.4% International—(9.1)%

•	Debt and Liquidity—During the second quarter of fiscal 2014 we used $96 million of cash to fund operations. Additionally, we repurchased, as part of our share repurchase program, 2.5 million shares of our Class A common stock for $100 million. At March 29, 2014, we had approximately $1.4 billion of liquidity, which includes availability under our credit facility and $438 million of cash and cash equivalents.

in millions, except per share data	Three Months Ended		Six Months Ended
	March 29, 2014	March 30, 2013	March 29, 2014	March 30, 2013
Net income from continuing operations attributable to Tyson	$213	$157	$467	$334
Net income from continuing operations attributable to Tyson—per diluted share	0.60	0.43	1.32	0.92
Net loss from discontinued operation attributable to Tyson	—	(62)	—	(66)
Net loss from discontinued operation attributable to Tyson—per diluted share	—	(0.17)	—	(0.18)
Net income attributable to Tyson	213	95	467	268
Net income attributable to Tyson—per diluted share	0.60	0.26	1.32	0.74

Second quarter and six months—Fiscal 2013—Net income included the following item:

•	$19 million, or $0.05 per diluted share, related to a recognized currency translation adjustment.

Summary of Results

Sales

in millions	Three Months Ended		Six Months Ended
	March 29, 2014	March 30, 2013	March 29, 2014	March 30, 2013
Sales	$9,032	$8,383	$17,793	$16,749
Change in sales volume	2.8%		2.6%
Change in average sales price	5.2%		3.8%
Sales growth	7.7%		6.2%

Second quarter—Fiscal 2014 vs Fiscal 2013

•	Sales Volume—Sales were positively impacted by higher sales volume, which accounted for an increase of $141 million. All segments, with the exception of the Beef segment, had an increase in sales volume.

•	Average Sales Price—Sales were positively impacted by higher average sales prices, which accounted for an increase of $508 million. The Beef and Pork segments had an increase in average sales price largely due to increased pricing associated with rising cattle and hog costs. These increases were partially offset by a decrease in average sales price in the Chicken, Prepared Foods and International segments which was driven by lower feed ingredient costs and volatile markets in our International segment.

Six months—Fiscal 2014 vs Fiscal 2013

•	Sales Volume—Sales were positively impacted by higher sales volume, which accounted for an increase of $362 million. All segments, with the exception of the Pork segment, had an increase in sales volume.

•	Average Sales Price—Sales were positively impacted by higher average sales prices, which accounted for an increase of $682 million. All segments, with the exception of the Chicken and International segments, had an increase in average sales price largely due to continued tight domestic availability of protein, increased pricing associated with rising live and raw material costs, and improved mix. These increases were partially offset by a decrease in average sales price in the Chicken and International segments driven by lower feed ingredient costs and volatile markets in our International segment.

Cost of Sales

in millions	Three Months Ended		Six Months Ended
	March 29, 2014	March 30, 2013	March 29, 2014	March 30, 2013
Cost of sales	$8,381	$7,915	$16,457	$15,742
Gross profit	$651	$468	$1,336	$1,007
Cost of sales as a percentage of sale	92.8%	94.4%	92.5%	94.0%

Second quarter—Fiscal 2014 vs Fiscal 2013

•	Cost of sales increased $466 million. Higher input cost per pound increased cost of sales $314 million and higher sales volume increased cost of sales $152 million.

•	The $314 million impact of higher input cost per pound was primarily driven by:

•	Increases in live cattle and live hog costs of approximately $355 million and $90 million, respectively.

•	Increase in raw material and other input costs in our Prepared Foods segment of approximately $25 million.

•	Decreases in feed costs of approximately $175 million in our Chicken segment and $13 million in our International segment.

•	The $152 million impact of higher sales volume was driven by increases in sales volume in all of our segments other than our Beef segment.

Six months—Fiscal 2014 vs Fiscal 2013

•	Cost of sales increased $715 million. Higher input cost per pound increased cost of sales $357 million and higher sales volume increased cost of sales $358 million.

•	The $357 million impact of higher input cost per pound was primarily driven by:

•	Increases in live cattle and live hog costs of approximately $450 million and $140 million, respectively.

•	Increase in raw material and other input costs in our Prepared Foods segment of approximately $65 million.

•	Decrease in feed costs of approximately $340 million in our Chicken segment and $18 million in our International segment.

•	The $358 million impact of higher sales volume was driven by increases in sales volume in all of our segments other than our Pork segment.

Selling, General and Administrative

in millions	Three Months Ended		Six Months Ended
	March 29, 2014	March 30, 2013	March 29, 2014	March 30, 2013
Selling, general and administrative expense	$290	$232	$563	$467
As a percentage of sales	3.2%	2.8%	3.2%	2.8%

Second quarter—Fiscal 2014 vs Fiscal 2013

•	Increase of $24 million related to employee costs including payroll and stock-based and incentive- based compensation.

•	Increase of $18 million related to advertising, sales promotions and commissions.

•	Increase of $12 million related to professional fees and charitable contributions.

Six Months—Fiscal 2014 vs Fiscal 2013

•	Increase of $37 million related to employee costs including payroll and stock-based and incentive- based compensation.

•	Increase of $35 million related to advertising, sales promotions and commissions.

•	Increase of $20 million related to professional fees and charitable contributions.

in millions	Three Months Ended		Six Months Ended
	March 29, 2014	March 30, 2013	March 29, 2014	March 30, 2013
Cash interest expense	$24	$29	$49	$59
Non-cash interest expense	1	7	4	14
Total Interest Expense	$25	$36	$53	$73

Second quarter and six months—Fiscal 2014 vs Fiscal 2013

•	Cash interest expense includes interest expense related to the coupon rates for senior notes and commitment/letter of credit fees incurred on our revolving credit facilities. The decrease is due to a lower average debt balance compared to the same period in fiscal 2013 as our 2013 Notes were paid off and retired on October 15, 2013.

•	Non-cash interest expense primarily includes interest related to the amortization of debt issuance costs and discounts/premiums on note issuances. The decrease is due to lower amortization of debt issuance costs and discounts compared to the same period in fiscal 2013 as our 2013 Notes were paid off and retired on October 15, 2013.

Other (Income) Expense, net

in millions	Three Months Ended		Six Months Ended
	March 29, 2014	March 30, 2013	March 29, 2014	March 30, 2013
	$(2)	$(19)	$1	$(19)

Six months—Fiscal 2014

•	Included an expense of $6 million related to the impairment of an equity security investment, which was partially offset by income of $5 million of equity earnings in joint ventures and foreign currency exchange gains.

Second quarter and six months—Fiscal 2013

•	Included $19 million related to a currency translation adjustment gain recognized in conjunction with the receipt of proceeds constituting the final resolution of our investment in Canada.

Effective Tax Rate

Three Months Ended		Six Months Ended
March 29, 2014	March 30, 2013	March 29, 2014	March 30, 2013
38.3%	23.9%	36.2%	30.4%

Second quarter and six months—Fiscal 2014—The effective tax rate for continuing operations was impacted by:

•	state income taxes;

•	the domestic production deduction; and

•	losses in foreign jurisdictions for which no benefit is recognized.

Second quarter and six months—Fiscal 2013—The effective tax rate for continuing operations was impacted by:

•	the non-taxable currency translation adjustment gain;

•	the retroactive extension of tax credits;

•	change in tax reserves;

•	state income taxes;

•	the domestic production deduction; and

•	losses in foreign jurisdictions for which no benefit is recognized.

Segment Results

We operate in five segments. Chicken, Beef, Pork, Prepared Foods and International. The following table is a summary of sales and operating income (loss), which is how we measure segment income.

in millions	Sales
	Three Months Ended		Six Months Ended
	March 29, 2014	March 30, 2013	March 29, 2014	March 30, 2013
Chicken	$2,842	$2,733	$5,498	$5,328
Beef	3,825	3,447	7,559	6,932
Pork	1,487	1,311	2,911	2,674
Prepared Foods	861	803	1,768	1,644
International	328	331	655	658
Other	—	27	—	47
Intersegment Sales	(311)	(269)	(598)	(534)

Total	$9,032	$8,383	$17,793	$16,749

in millions	Operating Income (Loss)
	Three Months Ended		Six Months Ended
	March 29, 2014	March 30, 2013	March 29, 2014	March 30, 2013
Chicken	$234	$143	$487	$256
Beef	35	(26)	93	20
Pork	107	72	228	197
Prepared Foods	21	28	37	61
International	(30)	(3)	(58)	(5)
Other	(6)	22	(14)	11

Total	$361	$236	$773	$540

Chicken Segment Results

in millions	Three Months Ended			Six Months Ended
	March 29, 2014	March 30, 2013	Change	March 29, 2014	March 30, 2013	Change
Sales	$2,842	$2,733	$109	$5,498	$5,328	$170
Sales Volume Change			4.3%			3.4%
Average Sales Price Change			(0.3)%			(0.2)%
Operating Income	$234	$143	$91	$487	$256	$231
Operating Margin	8.2%	5.2%		8.9%	4.8%

Second quarter and six months—Fiscal 2014 vs Fiscal 2013

•	Sales Volume—Sales volumes grew due to stronger demand for chicken products and mix of rendered product sales.

•	Average Sales Price—The slight decrease in average sales price was primarily due to lower feed ingredient costs, partially offset by mix changes.

•	Operating Income—Operating income was positively impacted by increased sales volume, operational improvements and lower feed ingredient costs, partially offset by decreased average sales price. Feed costs decreased $175 million and $340 million for the second quarter and first six months of fiscal 2014, respectively.

Beef Segment Results

in millions	Three Months Ended			Six Months Ended
	March 29, 2014	March 30, 2013	Change	March 29, 2014	March 30, 2013	Change
Sales	$3,825	$3,447	$378	$7,559	$6,932	$627
Sales Volume Change			(1.8)%			1.1%
Average Sales Price Change			13.0%			7.9%
Operating Income	$35	$(26)	$61	$93	$20	$73
Operating Margin	0.9%	(0.8)%		1.2%	0.3%

Second quarter and six months—Fiscal 2014 vs Fiscal 2013

•	Sales Volume—Sales volumes decreased for the second quarter of fiscal 2014 due to a reduction in live cattle processed as a result of reduced export sales. However, sales volumes increased for the first six months of fiscal 2014 due to better demand for our beef products.

•	Average Sales Price—Average sales price increased due to lower domestic availability of fed cattle supplies, which drove up livestock costs.

•	Operating Income—Operating income increased due to improved operational execution and maximizing our revenues relative to the rising live cattle markets, partially offset by increased operating costs.

Pork Segment Results

in millions	Three Months Ended			Six Months Ended
	March 29, 2014	March 30, 2013	Change	March 29, 2014	March 30, 2013	Change
Sales	$1,487	$1,311	$176	$2,911	$2,674	$237
Sales Volume Change			0.7%			(0.7)%
Average Sales Price Change			12.5%			9.6%
Operating Income	$107	$72	$35	$228	$197	$31
Operating Margin	7.2%	5.5%		7.8%	7.4%

Second quarter and six months—Fiscal 2014 vs Fiscal 2013

•	Sales Volume—Sales volumes increased for the second quarter of fiscal 2014 as a result of better domestic demand for our pork products. However, sales volumes decreased for the first six months of fiscal 2014 as a result of reduced export sales during our first quarter of fiscal 2014.

•	Average Sales Price—Average sales price increased primarily due to mix changes and lower total hog supplies, which resulted in higher input costs.

•	Operating Income—Operating income increased due to maximizing our revenues relative to live hog markets, partially attributable to operational and mix performance.

Prepared Foods Segment Results

in millions	Three Months Ended			Six Months Ended
	March 29, 2014	March 30, 2013	Change	March 29, 2014	March 30, 2013	Change
Sales	$861	$803	$58	$1,768	$1,644	$124
Sales Volume Change			8.1%			5.7%
Average Sales Price Change			(0.9)%			1.7%
Operating Income	$21	$28	$(7)	$37	$61	$(24)
Operating Margin	2.4%	3.5%		2.1%	3.7%

Second quarter and six months—Fiscal 2014 vs Fiscal 2013

•	Sales Volume—Sales volumes increased as a result of improved demand for our prepared foods products and incremental volumes from the purchase of three businesses.

•	Average Sales Price—Average sales price decreased slightly for the second quarter of fiscal 2014 due to mix changes. However, average sales price increased for the first six months of fiscal 2014 due to better product mix and price increases associated with higher input costs.

•	Operating Income—Operating income decreased, despite increases in sales volumes, as a result of higher raw material and other input costs of approximately $25 million and $65 million for the second quarter and first six months of fiscal 2014, respectively, and additional costs incurred as we invested in our growth platforms. Because many of our sales contracts are formula based or shorter-term in nature, we are typically able to offset rising input costs through pricing. However, there is a lag time for price increases to take effect.

International Segment Results

in millions	Three Months Ended			Six Months Ended
	March 29, 2014	March 30, 2013	Change	March 29, 2014	March 30, 2013	Change
Sales	$328	$331	$(3)	$655	$658	$(3)
Sales Volume Change			13.8%			12.4%
Average Sales Price Change			(12.9)%			(11.4)%
Operating Income	$(30)	$(3)	$(27)	$(58)	$(5)	$(53)
Operating Margin	(9.1)%	(0.9)%		(8.9)%	(0.8)%

Second quarter and six months—Fiscal 2014 vs Fiscal 2013

•	Sales Volume—Sales volumes increased as we continue to grow our businesses in Brazil and China.

•	Average Sales Price—Average sales price decreased due to poor export market conditions in Brazil, supply imbalances associated with weak demand in China and a less favorable pricing environment in Mexico.

•	Operating Income—Operating income decreased due to poor operational execution in Brazil, challenging market conditions in Brazil and China and additional costs incurred as we continue to grow our International operation.

Outlook

In fiscal 2014, we expect overall domestic protein production (chicken, beef, pork and turkey) to decrease approximately 1% from fiscal 2013 levels, mainly due to further reductions in forecasted hog supplies. Grain supplies are expected to increase in fiscal 2014, which should result in lower input costs. The following is a summary of the fiscal 2014 outlook for each of our segments, as well as an outlook on sales, capital expenditures, net interest expense, debt and liquidity and share repurchases:

•	Chicken—We expect domestic chicken production to increase around 2-3% in fiscal 2014 compared to fiscal 2013. Based on current futures prices, we expect lower feed costs in fiscal 2014 compared to fiscal 2013 of approximately $500 million. Many of our sales contracts are formula based or shorter-term in nature, but there may be a lag time for price changes to take effect. Due to the relative value of chicken compared to other proteins, we believe demand will remain strong in fiscal 2014. We believe our Chicken segment should be above its normalized range of 5.0%-7.0% for fiscal 2014.

•	Beef—We expect to see a reduction of industry fed cattle supplies of 3-4% in fiscal 2014 as compared to fiscal 2013. Although we generally expect adequate supplies in regions we operate our plants, there may be periods of imbalance of fed cattle supply and demand. For fiscal 2014, we believe our Beef segment’s profitability will be similar to fiscal 2013, which was below its normalized range of 2.5%-4.5%.

•	Pork—We expect industry hog supplies to decrease around 4-5% in fiscal 2014 compared to fiscal 2013, partially offset by increased average live weights. For fiscal 2014, we believe our Pork segment will be in its normalized range of 6.0%-8.0%.

•	Prepared Foods—We expect operational improvements and pricing to offset increased raw material costs. Because many of our sales contracts are formula based or shorter-term in nature, we are typically able to offset rising input costs through increased pricing. As we continue to invest heavily in our growth platforms, we expect our Prepared Foods segment to be below its normalized range of 4.0%-6.0% for fiscal 2014.

•	International—We expect our International chicken production to increase around 15% in fiscal 2014 compared to fiscal 2013. Based on current futures prices, we expect lower feed costs in fiscal 2014 compared to fiscal 2013 of approximately $40 million. Unless market conditions improve, we will incur losses for the remainder of the year; however the losses in the third and fourth quarters of fiscal 2014 should be lower than the losses sustained in the first two quarters of fiscal 2014.

•	Sales—We expect fiscal 2014 sales to approximate $38 billion as we continue to execute our strategy of accelerating growth in domestic value-added chicken sales, prepared food sales and international chicken production, as well as price increases associated with rising cattle and hog costs.

•	Capital Expenditures—We expect fiscal 2014 capital expenditures to be approximately $600 to $650 million.

•	Net Interest Expense—We expect net interest expense will approximate $95 million for fiscal 2014.

•	Debt and Liquidity—We expect total liquidity, which was $1.4 billion at March 29, 2014, to be above our goal to maintain liquidity in excess of $1.2 billion.

•	Share Repurchases—We currently do not plan to repurchase shares other than to fund obligations under equity compensation programs.

Liquidity and Capital Resources

Our cash needs for working capital, capital expenditures, growth opportunities, the repurchases of senior notes and share repurchases are expected to be met with current cash on hand, cash flows provided by operating activities, or short-term borrowings. Based on our current expectations, we believe our liquidity and capital resources will be sufficient to operate our business. However, we may take advantage of opportunities to generate additional liquidity or refinance existing debt through capital market transactions. The amount, nature and timing of any capital market transactions will depend on our operating performance and other circumstances; our then-current commitments and obligations; the amount, nature and timing of our capital requirements; any limitations imposed by our current credit arrangements; and overall market conditions.

Cash Flows from Operating Activities

in millions	Six Months Ended
	March 29, 2014	March 30, 2013
Net income	$462	$274
Non-cash items in net income:
Depreciation and amortization	254	259
Deferred income taxes	(24)	(24)
Other, net	32	57
Convertible debt discount	(92)	—
Changes in working capital	(367)	(336)

Net cash provided by operating activities	$265	$230

•	Operating cash outflow associated with the Convertible debt discount relate to the initial debt discount of $92 million on our 2013 Notes, which matured and were retired in the first quarter of fiscal 2014.

•	Cash flows associated with changes in working capital for the six months ended:

•	March 29, 2014—Decreased primarily due to higher inventory and accounts receivable balances and decreases in taxes payable and accrued salaries, wages and benefits balances, partially offset by an increase in accounts payable. The increase in inventory and accounts receivable balances is largely due to increased raw material costs and timing of sales.

•	March 30, 2013—Decreased primarily due to higher inventory and accounts receivable balances and decreases in accounts payable and accrued salaries, wages and benefits balances. The increase in inventory and accounts receivable balances is largely due to increased raw material costs and timing of sales.

Cash Flows from Investing Activities

in millions	Six Months Ended
	March 29, 2014	March 30, 2013
Additions to property, plant and equipment	$(293)	$(290)
(Purchases of)/Proceeds from marketable securities, net	(3)	(63)
Acquisitions, net of cash acquired	(56)	(10)
Other, net	8	30

Net cash used for investing activities	$(344)	$(333)

•	Additions to property, plant and equipment include acquiring new equipment and upgrading our facilities to maintain competitive standing and position us for future opportunities as well as ongoing development of our International segment.

•	Capital spending for fiscal 2014 is expected to be approximately $650 to $700 million, and will include spending on our operations for production and labor efficiencies, yield improvements and sales channel flexibility, as well as expansion of our International segment.

•	Acquisitions—During the first six months of fiscal 2014, we acquired a value-added food business as part of our strategic expansion initiative. The purchase price of the acquisition was $56 million, which included $12 million for property, plant and equipment, $27 million allocated to Intangible Assets and $18 million allocated to Goodwill.

Cash Flows from Financing Activities

in millions	Six Months Ended
	March 29, 2014	March 30, 2013
Payments on debt	$(390)	$(55)
Net proceeds from borrowings	14	37
Purchases of Tyson Class A common stock	(275)	(188)
Dividends	(50)	(70)
Stock options exercised	49	69
Other, net	19	2

Net cash used for financing activities	$(633)	$(205)

•	Our 2013 Notes matured on October 15, 2013 at which time we paid the $458 million principal value with cash on hand, and settled the conversion premium by issuing 11.7 million shares of our Class A common stock from available treasury shares. The 2013 Notes were initially recorded at a $92 million discount, which equaled the fair value of an equity conversion premium instrument. The portion of the payment of the Notes related to the initial $92 million discount was recorded in cash flows from operating activities. Simultaneous to the settlement of the conversion premium, we received 11.7 million shares of our Class A common stock from the call options.

•	During the first six months of fiscal 2014, we received proceeds of $11 million and paid $21 million related to borrowings at our foreign subsidiaries. Total debt related to our foreign subsidiaries was $50 million at March 29, 2014 ($37 million current, $13 million long-term).

•	Purchases of Tyson Class A common stock included:

•	$250 million and $150 million for shares repurchased pursuant to our share repurchase program during the six months ended March 29, 2014 and March 30, 2013, respectively; and

•	$25 million and $38 million for shares repurchased to fund certain obligations under our equity compensation plans during the during the six months ended March 29, 2014 and March 30, 2013, respectively.

•	Dividends during the first six months of fiscal 2014 included a 50% increase to our quarterly dividend rate. Dividends during the first six months of fiscal 2013 include a special dividend of $0.10 and $0.09 to holders of our Class A common stock and Class B common stock, respectively.

Liquidity

in millions	Commitments Expiration Date	Facility Amount	Outstanding Letters of Credit (no draw downs)	Amount Borrowed	Amount Available
Cash and cash equivalents					$438
Short-term investments					$2
Revolving credit facility	August 2017	$1,000	$45	$—	$955

Total liquidity					$1,395

•	The revolving credit facility supports our short-term funding needs and letters of credit. The letters of credit issued under this facility are primarily in support of workers’ compensation insurance programs and derivative activities.

•	In October 2013 our 2013 Notes matured at which time we paid the $458 million principal value with cash on hand.

•	At March 29, 2014, approximately 71% of our cash was held in the international accounts of our foreign subsidiaries. Generally, we do not rely on the foreign cash as a source of funds to support our ongoing domestic liquidity needs. Rather, we manage our worldwide cash requirements by reviewing available funds among our foreign subsidiaries and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements; however, those balances are generally available without legal restrictions to fund ordinary business operations. Our U.S. income taxes, net of applicable foreign tax credits, have not been provided on undistributed earnings of foreign subsidiaries. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.

•	Our current ratio was 2.07 to 1 and 1.86 to 1 at March 29, 2014, and September 28, 2013, respectively.

Capital Resources

Credit Facility

Cash flows from operating activities and current cash on hand are our primary sources of liquidity for funding debt service, capital expenditures, dividends and share repurchases. We also have a revolving credit facility, with a committed maximum capacity of $1.0 billion, to provide additional liquidity for working capital needs, letters of credit and a source of financing for growth opportunities. As of March 29, 2014, we had outstanding letters of credit totaling $45 million issued under this facility, none of which were drawn upon, which left $955 million available for borrowing. Our revolving credit facility is funded by a syndicate of 44 banks, with commitments ranging from $0.3 million to $90 million per bank. The syndicate includes bank holding companies that are required to be adequately capitalized under federal bank regulatory agency requirements.

Capitalization

To monitor our credit ratings and our capacity for long-term financing, we consider various qualitative and quantitative factors. We monitor the ratio of our debt to our total capitalization as support for our long-term financing decisions. At March 29, 2014, and September 28, 2013, the ratio of our debt-to-total capitalization was 23.1% and 27.9%, respectively. The reduction in this ratio at March 29, 2014 was due to the retirement of our 2013 Notes, which totaled $458 million, upon their maturity in our first quarter of fiscal 2014. For the purpose of this calculation, debt is defined as the sum of current and long-term debt. Total capitalization is defined as debt plus Total Shareholders’ Equity.

Credit Ratings

Revolving Credit Facility

S&P’s corporate credit rating for Tyson Foods, Inc. is “BBB.” Moody’s senior, unsecured, subsidiary guaranteed long-term debt rating for Tyson Foods, Inc. is “Baa3.” Fitch Ratings’, a wholly owned subsidiary of Fimalac, S.A. (Fitch), issuer default rating for Tyson Foods, Inc. is “BBB.” The below table outlines the fees paid on the unused portion of the facility (Facility Fee Rate) and letter of credit fees (Undrawn Letter of Credit Fee and Borrowing Spread) depending on the rating levels of Tyson Foods, Inc. from S&P, Moody’s and Fitch.

Ratings Level (S&P/Moody’s/Fitch)	Facility Fee Rate	Undrawn Letter of Credit Fee and Borrowing Spread
BBB+/Baa1/BBB+ or above	0.150%	1.125%
BBB/Baa2/BBB (current level)	0.175%	1.375%
BBB-/Baa3/BBB-	0.225%	1.625%
BB+/Ba1/BB+	0.275%	1.875%
BB/Ba2/BB or lower or unrated	0.325%	2.125%

In the event the rating levels are split, the applicable fees and spread will be based upon the rating level in effect for two of the rating agencies, or, if all three rating agencies have different rating levels, the applicable fees and spread will be based upon the rating level that is between the rating levels of the other two rating agencies.

Debt Covenants

Our revolving credit facility contains affirmative and negative covenants that, among other things, may limit or restrict our ability to: create liens and encumbrances; incur debt; merge, dissolve, liquidate or consolidate; make acquisitions and investments; dispose of or transfer assets; pay dividends or make other payments in respect of our capital stock; amend material documents; change the nature of our business; make certain payments of debt; engage in certain transactions with affiliates; and enter into sale/leaseback or hedging transactions, in each case, subject to certain qualifications and exceptions. In addition, we are required to maintain minimum interest expense coverage and maximum debt-to-capitalization ratios.

Our 2022 Notes also contain affirmative and negative covenants that, among other things, may limit or restrict our ability to: create liens; engage in certain sale/leaseback transactions; and engage in certain consolidations, mergers and sales of assets.

We were in compliance with all debt covenants at March 29, 2014.

Recently Adopted / Issued Accounting Pronouncements

Refer to the discussion of recently adopted / issued accounting pronouncements in our Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2014 under Part I, Item 1, Notes to Consolidated Condensed Financial Statements, Note 1: Accounting Policies.

Critical Accounting Estimates

We consider accounting policies related to: contingent liabilities; marketing and advertising costs; accrued self-insurance; impairment of long-lived assets; impairment of goodwill and other intangible assets; and income taxes to be critical accounting estimates. These policies are summarized below under “—Prior Years (Fiscal 2013, 2012 and 2011)—Critical Accounting Estimates.”

Prior Years (Fiscal 2013, 2012 and 2011)

During the second quarter of fiscal 2014, we began reporting our International operation as a separate segment, which was previously included in our Chicken segment. Our International segment became a separate reportable segment as a result of changes to our internal financial reporting to align with previously announced executive leadership changes. The International segment includes our foreign operations primarily related to raising and processing live chickens into fresh, frozen and value-added chicken products in Brazil, China, India and Mexico. All periods presented have been reclassified to reflect this change. Beef, Pork, Prepared Foods and Other results were not impacted by this change.

Overview

•	General—Operating income grew 7% in fiscal 2013 over fiscal 2012, which was led by record earnings in our Chicken segment and improved performance in our Beef segment. Revenues increased 4% to a record $34.4 billion, driven by price and mix improvements. We were able to overcome a $1.2 billion increase in input costs through strong operational execution and margin management. The following are a few of the key drivers:

•	We continued to execute our strategy of accelerating growth in domestic value-added chicken sales, prepared food sales and international chicken production, innovating products, services and customer insights and cultivating our talent development to support Tyson’s growth for the future.

•	Market environment—Our Chicken segment delivered record results in fiscal 2013 driven by strong demand and favorable domestic market conditions. The Chicken segment experienced increased feed costs but was able to offset the impact with operational, mix and price improvements. Our Beef segment’s operating performance improved, despite lower domestic availability of fed cattle supplies, due to better operational execution, less volatile live cattle markets, and stronger export markets. Our Pork segment results remained within its normalized operating margin range, but were down slightly from last year due to periods of increased domestic availability of pork products. Our Prepared Foods segment was challenged by product mix and rapidly increasing raw material prices. Our International segment improved in fiscal 2013 due to a more favorable pricing environment in Brazil and Mexico, however the segment still experienced losses due to challenging market conditions in China combined with additional costs incurred as we continued to grow our International business.

•	Discontinued Operation—After conducting an assessment during fiscal 2013 of our long-term business strategy in China, we determined our Weifang operation (Weifang), which was previously part of our Chicken segment, was no longer core to the execution of our strategy given the capital investment it required to execute our future business plan. We completed the sale of Weifang in July 2013. Weifang’s results are reported as a discontinued operation for all periods presented.

•	Margins—Our total operating margin was 4.0% in fiscal 2013. Operating margins by segment were as follows:

Chicken—6.2% Beef—2.1% Pork—6.1% Prepared Foods—3.0% International—(2.8)%

•	Debt and Liquidity—During fiscal 2013, we generated $1.3 billion of operating cash flows. We repurchased 21.1 million shares of our stock for $550 million under our share repurchase program in fiscal 2013. At September 28, 2013, we had $2.1 billion of liquidity, which includes the availability under our credit facility and $1.1 billion of cash and cash equivalents.

•	Our accounting cycle resulted in a 52-week year for fiscal 2013, 2012 and 2011.

in millions, except per share data	2013	2012	2011
Net income from continuing operations attributable to Tyson	$848	$621	$752
Net income from continuing operations attributable to Tyson—per diluted share	2.31	1.68	1.98
Net loss from discontinued operation attributable to Tyson	(70)	(38)	(2)
Net loss from discontinued operation attributable to Tyson—per diluted share	(0.19)	(0.10)	(0.01)
Net income attributable to Tyson	778	583	750
Net income attributable to Tyson—per diluted share	2.12	1.58	1.97

2013—Net income included the following item:

•	$19 million, or $0.05 per diluted share, related to recognized currency translation adjustment gain.

2012—Net income included the following item:

•	$167 million pretax charge, or $0.29 per diluted share, related to the early extinguishment of debt.

2011—Net income included the following items:

•	$11 million gain, or $0.03 per diluted share, related to a sale of interests in an equity method investment; and

•	$21 million reduction to income tax expense, or $0.05 per diluted share, related to a reversal of reserves for foreign uncertain tax positions.

Summary of Results

Sales

	in millions
	2013	2012	2011
Sales	$34,374	$33,055	$32,032
Change in sales volume	(0.2)%	(4.3)%
Change in average sales price	4.6%	7.8%
Sales growth	4.0%	3.2%

2013 vs. 2012—

•	Sales Volume—Sales were negatively impacted by a slight decrease in sales volume, which accounted for a decrease of $255 million. This was primarily due to decreases in the Beef and Pork segments, partially offset by increases in the Chicken, Prepared Foods and International segments.

•	Average Sales Price—Sales were positively impacted by higher average sales price, which accounted for an increase of approximately $1.6 billion. All segments experienced increased average sales price, largely due to continued tight domestic availability of protein, increased pricing associated with rising live and raw material costs, and improved mix. The majority of the increase was driven by the Chicken and Beef segments.

2012 vs. 2011—

•	Sales Volume—Sales were negatively impacted by a decrease in sales volume, which accounted for a decrease of $1.7 billion. The Chicken, Beef and Prepared Foods segments had a decrease in sales volume, with the majority of the decrease in the Beef segment. These decreases were offset by increases in sales volume in our Pork and International segments.

•	Average Sales Price—The increase in sales was largely due to an increase in average sales price, which accounted for an increase of approximately $2.7 billion. The Chicken, Beef and Prepared Foods segments had an increase in average sales price largely due to continued tight domestic availability of protein and increased live and raw material costs. These increases were partially offset by decreases in average sales price in the Pork segment which was driven down by lower live hog costs, and in our International segment due to volatile markets.

Cost of Sales

	in millions
	2013	2012	2011
Cost of sales	$32,016	$30,865	$29,837
Gross profit	2,358	2,190	2,195
Cost of sales as a percentage of sales	93.1%	93.4%	93.1%

2013 vs. 2012—

•	Cost of sales increased by approximately $1.2 billion due to higher input cost per pound.

•	The $1.2 billion impact of higher input costs was primarily driven by:

•	Increase in feed costs of $406 million in our Chicken segment and $64 million in our International segment.

•	Increase in live cattle and hog costs of approximately $395 million.

•	Increase in raw material and other input costs in our Prepared Foods segment of approximately $110 million.

•	Increase due to net losses of $15 million in fiscal 2013, compared to net gains of approximately $66 million in fiscal 2012, from our Pork segment commodity risk management activities. These amounts exclude the impact from related physical purchase transactions, which impact future period operating results.

2012 vs. 2011—

•	Cost of sales increased by approximately $1.0 billion. Higher input cost per pound increased cost of sales by approximately $2.2 billion, while lower sales volume decreased cost of sales $1.2 billion.

•	The $2.2 billion impact of higher input costs per pound was primarily driven by:

•	Increase in live cattle and hog costs of approximately $1.5 billion.

•	Increase in feed costs of $303 million and increase in other growout operating costs of $50 million in our Chicken segment.

•	Increase in feed costs of $17 million in our International segment.

•	The $1.2 billion impact of lower sales volume was driven by decreases in our Chicken, Beef and Prepared Foods segments, partially offset by an increase in sales volume in our Pork and International segments.

Selling, General and Administrative

	in millions
	2013	2012	2011
Selling, general and administrative	$983	$904	$906
As a percentage of sales	2.9%	2.7%	2.8%

2013 vs. 2012—

•	Increase of $79 million in selling, general and administrative is primarily driven by:

•	Increase of $44 million related to employee costs including payroll and stock-based and incentive-based compensation.

•	Increase of $32 million related to advertising and sales promotions.

Interest Income

in millions
2013	2012	2011
$(7)	$(12)	$(11)

2013/2012/2011—Interest income remained relatively flat due to continued low interest rates.

Interest Expense

	in millions
	2013	2012	2011
Cash interest expense	$117	$151	$195
Loss on early extinguishment of debt	—	167	—
Losses on notes repurchased	—	—	7
Non-cash interest expense	28	38	40
Total Interest Expense	$145	$356	$242

2013/2012/2011—

•	Cash interest expense included interest expense related to the coupon rates for senior notes and commitment/letter of credit fees incurred on our revolving credit facilities. The decrease in cash interest expense in fiscal 2013 is due to lower average coupon rates compared to fiscal 2012 and 2011. This decrease is driven by the full extinguishment of the 10.50% Senior Notes due 2014 (2014 Notes) in fiscal 2012, partially offset with the 4.5% Senior Notes due 2022 (2022 Notes) issued in fiscal 2012.

•	Loss on early extinguishment of debt included the amount paid exceeding the par value of debt, unamortized discount and unamortized debt issuance costs related to the full extinguishment of the 2014 Notes.

•	Losses on notes repurchased during fiscal 2011 included the amount paid exceeding the carrying value of the notes repurchased, which primarily included the repurchases of the 8.25% Notes due October 2011 (2011 Notes) and the 6.60% Senior Notes due April 2016 (2016 Notes).

•	Non-cash interest expense primarily included interest related to the amortization of debt issuance costs and discounts/premiums on note issuances. This includes debt issuance costs incurred on our revolving credit facility, the 2014 Notes and the accretion of the debt discount on the 3.25% Convertible Senior Notes due 2013 (2013 Notes).

Other (Income) Expense, net

in millions
2013	2012	2011
$(20)	$(23)	$(20)

2013—Included $19 million related to recognized currency translation adjustment gain.

2012—Included $16 million of equity earnings in joint ventures and $4 million in net foreign currency exchange gains.

2011—Included $11 million gain related to a sale of interests in an equity method investment.

Effective Tax Rate

2013	2012	2011
32.6%	36.4%	31.6%

The effective tax rate on continuing operations was impacted by a number of items which result in a difference between our effective tax rate and the U.S. statutory rate of 35%. The table below reflects significant items impacting the rate as indicated.

2013—

•	Domestic production activity deduction reduced the rate 3.2%.

•	General business credits reduced the rate 1.3%.

•	State income taxes increased the rate 2.4%.

2012—

•	Domestic production activity deduction reduced the rate 1.8%.

•	General business credits reduced the rate 0.7%.

•	State income taxes increased the rate 1.5%.

•	Foreign rate differences and valuation allowances increased the rate 1.8%.

2011—

•	Domestic production activity deduction reduced the rate 2.3%.

•	General business credits reduced the rate 0.9%.

•	State income taxes increased the rate 1.6%.

Segment Results

We operate in five segments: Chicken, Beef, Pork, Prepared Foods and International. The following table is a summary of sales and operating income (loss), which is how we measure segment income (loss).

	in millions
	Sales			Operating Income (Loss)
	2013	2012	2011	2013	2012	2011
Chicken	$10,988	$10,270	$9,810	$683	$554	$189
Beef	14,400	13,755	13,549	296	218	468
Pork	5,408	5,510	5,460	332	417	560
Prepared Foods	3,322	3,237	3,215	101	181	117
International	1,324	1,104	978	(37)	(70)	(21)
Other	46	167	127	—	(14)	(24)
Intersegment Sales	(1,114)	(988)	(1,107)	—	—	—

Total	$34,374	$33,055	$32,032	$1,375	$1,286	$1,289

Chicken Segment Results

in millions	2013	2012	Change 2013 vs. 2012	2011	Change 2012 vs. 2011
Sales	$10,988	$10,270	$718	$9,810	$460
Sales Volume Change			0.7%		(5.8)%
Average Sales Price Change			6.2%		11.4%
Operating Income	$683	$554	$129	$189	$365
Operating Margin	6.2%	5.4%		1.9%

2013 vs. 2012—

•	Sales Volume—Sales volume grew due to increased production driven by stronger demand for our chicken products.

•	Average Sales Price—The increase in average sales price was primarily due to mix changes and price increases associated with higher input costs. Since many of our sales contracts are formula based or shorter-term in nature, we were able to offset rising input costs through improved pricing and mix.

•	Operating Income—Operating income was positively impacted by increased average sales price, and improved live performance and operational execution. These increases were partially offset by increased feed costs of $406 million.

2012 vs. 2011—

•	Sales Volume—The decrease in sales volume in fiscal 2012 was primarily attributable to the impact of production cuts we made in late fiscal 2011 and maintained throughout fiscal 2012, in order to balance our supply with forecasted customer demand. These production cuts reduced our total slaughter pounds by approximately 4% in fiscal 2012, but were partially offset by open-market meat purchases.

•	Average Sales Price—The increase in average sales price is primarily due to mix changes and price increases associated with reduced industry supply and increased input costs.

•	Operating Income—The increase in operating income was largely due to the increase in average sales price and operational improvements, partially offset by reduced sales volume, increased grain, feed ingredients and other growout costs.

•	Feed Costs—Operating results were negatively impacted in fiscal 2012 by an increase in feed costs of $303 million and an increase in other growout operating costs of $50 million.

•	Operational Improvements—Operating results were positively impacted by approximately $115 million of operational improvements, primarily attributed to improvements in yield, mix and processing optimization.

Beef Segment Results

in millions	2013	2012	Change 2013 vs. 2012	2011	Change 2012 vs. 2011
Sales	$14,400	$13,755	$645	$13,549	$206
Sales Volume Change			(1.8)%		(11.3)%
Average Sales Price Change			6.6%		14.4%
Operating Income	$296	$218	$78	$468	$(250)
Operating Margin	2.1%	1.6%		3.5%

2013 vs. 2012—

•	Sales Volume—Sales volume decreased due to less outside trim and tallow purchases, partially offset by increased production volumes.

•	Average Sales Price—Average sales price increased due to lower domestic availability of fed cattle supplies, which drove up livestock costs.

•	Operating Income—Operating income increased due to improved operational execution, less volatile live cattle markets and improved export markets, partially offset by increased operating costs.

2012 vs. 2011—

•	Sales and Operating Income—

•	Average sales price increased due to price increases associated with increased livestock costs. Sales volume decreased due to a reduction in live cattle processed and outside tallow purchases. Operating income decreased due to higher fed cattle costs and periods of reduced demand for beef products, which made it difficult to pass along increased input costs, as well as lower sales volumes and increased employee related operating costs.

Pork Segment Results

in millions	2013	2012	Change 2013 vs. 2012	2011	Change 2012 vs. 2011
Sales	$5,408	$5,510	$(102)	$5,460	$50
Sales Volume Change			(3.6)%		2.4%
Average Sales Price Change			1.9%		(1.5)%
Operating Income	$332	$417	$(85)	$560	$(143)
Operating Margin	6.1%	7.6%		10.3%

2013 vs. 2012—

•	Sales Volume—Sales volume decreased as a result of balancing our supply with customer demand and reduced exports.

•	Average Sales Price—Demand for pork products improved, which drove up average sales price and livestock cost despite a slight increase in live hog supplies.

•	Operating Income—While reduced compared to prior year, operating income remained strong in fiscal 2013 despite brief periods of imbalance in industry supply and customer demand. We were able to maintain strong operating margins by maximizing our revenues relative to the live hog markets, partially due to operational and mix performance.

•	Derivative Activities—Operating results included net losses of $15 million in fiscal 2013, compared to net gains of $66 million in fiscal 2012 for commodity risk management activities related to futures contracts. These amounts exclude the impact from related physical sale and purchase transactions, which impact current and future period operating results.

2012 vs. 2011—

•	Sales and Operating Income—

•	Average sales price decreased due to increased domestic availability of pork products, which drove lower live hog costs. Operating income decreased due to compressed pork margins caused by the excess domestic availability of pork products. We were able to maintain strong operating margins by maximizing our revenues relative to the live hog markets, partially due to strong export sales and operational and mix performance.

•	Derivative Activities—Operating results included net gains of $66 million in fiscal 2012, compared to net losses of $32 million in fiscal 2011 from commodity risk management activities related to futures contracts. These amounts exclude the impact from related physical sale and purchase transactions, which impact current and future period operating results.

Prepared Foods Segment Results

	2013	2012	Change 2013 vs. 2012	2011	Change 2012 vs. 2011
Sales	$3,322	$3,237	$85	$3,215	$22
Sales Volume Change			1.9%		(0.9)%
Average Sales Price Change			0.7%		1.6%
Operating Income	$101	$181	$(80)	$117	$64
Operating Margin	3.0%	5.6%		3.6%

2013 vs. 2012—

•	Sales Volume—Sales volume increased as a result of improved demand for our prepared products and incremental volumes from the purchase of two businesses in fiscal 2013.

•	Average Sales Price—Average sales price increased due to price increases associated with higher input costs.

•	Operating Income—Operating income decreased, despite increases in sales volumes and average sales price, as the result of increased raw material and other input costs of approximately $110 million and additional costs incurred as we invested in our lunchmeat business and growth platforms. Because many of our sales contracts are formula based or shorter-term in nature, we are typically able to offset rising input costs through pricing. However, there is a lag time for price increases to take effect.

2012 vs. 2011—

•	Sales and Operating Income—Operating margins were positively impacted by lower raw material costs of $75 million and increased average sales prices, which were partially offset by lower volumes and increased operational costs of approximately $30 million, largely due to costs related to revamping our lunchmeat business and the start-up of a new pepperoni plant. Because many of our sales contracts are formula based or shorter-term in nature, we typically offset changing input costs through pricing. However, there is a lag time for price changes to take effect, which is what we experienced during fiscal 2011.

International Segment Results

in millions	2013	2012	Change 2013 vs. 2012	2011	Change 2012 vs. 2011
Sales	$1,324	$1,104	$220	$978	$126
Sales Volume Change			11.6%		17.1%
Average Sales Price Change			7.5%		(3.7)%
Operating Income	$(37)	$(70)	$33	$(21)	$(49)
Operating Margin	(2.8)%	(6.3)%		(2.1)%

2013 vs. 2012—

•	Sales Volume—Sales volume increased as we continued to grow our International operation.

•	Average Sales Price—Average sales price increased due to improved market conditions and more favorable pricing environments in Brazil and Mexico.

•	Operating Income—Operating income improved due to better performance in Brazil and Mexico, partially offset by increased feed costs of $64 million and supply imbalances associated with weak demand in China as a result of avian influenza.

2012 vs. 2011—

•	Sales Volume—Sales volume increased as we continued to grow our International operation.

•	Average Sales Price—Average sales price decreased due to less favorable pricing environments across all of our International operation.

•	Operating Income—Operating income decreased primarily as a result of challenging market conditions in China and Mexico and due to additional costs incurred as we continue to grow out our International operation.

Liquidity and Capital Resources

Our cash needs for working capital, capital expenditures, growth opportunities, the repurchases of senior notes and share repurchases are expected to be met with current cash on hand, cash flows provided by operating activities, or short-term borrowings. Based on our current expectations, we believe our liquidity and capital resources will be sufficient to operate our business. However, we may take advantage of opportunities to generate additional liquidity or refinance existing debt through capital market transactions. The amount nature and timing of any capital market transactions will depend on our operating performance and other circumstances; our then-current commitments and obligations; the amount, nature and timing of our capital requirements; any limitations imposed by our current credit arrangements; and overall market conditions.

Cash Flows from Operating Activities

in millions	2013	2012	2011
Net income	$778	$576	$733
Non-cash items in net income:
Depreciation and amortization	519	499	506
Deferred income taxes	(12)	140	86
Loss on early extinguishment of debt	—	167	—
Impairment of assets	74	34	18
Other, net	26	18	49
Net changes in working capital	(71)	(247)	(346)

Net cash provided by operating activities	$1,314	$1,187	$1,046

•	Cash flows associated with Loss on early extinguishment of debt included the amount paid exceeding the par value of debt, unamortized discount and unamortized debt issuance costs related to the full extinguishment of the 2014 Notes.

•	Cash flows associated with changes in working capital:

•	2013—Decreased primarily due to a higher accounts receivable balance, partially offset by increases in accrued salaries, wages and benefits and income tax payable. The higher accounts receivable balance is largely due to significant increases in input costs and price increases associated with the increased input costs.

•	2012—Decreased due to the increase in inventory and accounts receivable balances, partially offset by the increase in accounts payable. The higher inventory and accounts receivable balances were driven by significant increases in input costs and price increases associated with the increased input costs.

•	2011—Decreased due to the increase in inventory and accounts receivable balances, partially offset by the increase in accounts payable. The higher inventory and accounts receivable balances were driven by significant increases in input costs and price increases associated with the increased input costs.

Cash Flows from Investing Activities

	2013	2012	2011
Additions to property, plant and equipment	$(558)	$(690)	$(643)
Purchases of marketable securities, net	(18)	(11)	(80)
Proceeds from notes receivable	—	—	51
Acquisitions, net of cash acquired	(106)	—	—
Other, net	39	41	28

Net cash used for investing activities	$(643)	$(660)	$(644)

•	Additions to property, plant and equipment include acquiring new equipment and upgrading our facilities to maintain competitive standing and position us for future opportunities. In fiscal 2013, 2012, and 2011, our capital spending was primarily for production efficiencies in our operations and for ongoing development of our International segment.

•	Capital spending for fiscal 2014 is expected to approximate $700 million, and will include spending on our operations for production and labor efficiencies, yield improvements and sales channel flexibility, as well as expansion of our International segment.

•	Purchases of marketable securities included funding for our deferred compensation plans.

•	Proceeds from notes receivable totaling $51 million in fiscal 2011 related to the collection of notes receivable received in conjunction with the sale of a business operation in fiscal 2009.

•	Acquisitions in fiscal 2013 related to acquiring two value-added food businesses as part of our strategic expansion initiative which are included in our Prepared Foods segment.

Cash Flows from Financing Activities

in millions	2013	2012	2011
Payments on debt	$(91)	$(993)	$(500)
Net proceeds from borrowings	68	1,116	115
Purchase of redeemable noncontrolling interest	—	—	(66)
Purchases of Tyson Class A common stock	(614)	(264)	(207)
Dividends	(104)	(57)	(59)
Stock options exercised	123	34	51
Other, net	18	(7)	8

Net cash used for financing activities	$(600)	$(171)	$(658)

•	Payments on debt included—

•	2013—$91 million primarily related to borrowings at our foreign subsidiaries.

•	2012—$885 million for the extinguishment of the 2014 Notes and $103 million related to borrowings at our foreign subsidiaries.

•	2011—$315 million of 2011 Notes; $63 million of 2016 Notes; $2 million of 7.0% Notes due May 2018 (2018 Notes); and $103 million related to borrowings at our foreign subsidiaries.

•	Net proceeds from borrowings included—

•	2013—$68 million primarily from our foreign operations. Total debt related to our foreign subsidiaries was $60 million at September 28, 2013 ($40 million current, $20 million long-term).

•	2012—We received net proceeds of $995 million from the issuance of the 2022 Notes. We used the net proceeds towards the extinguishment of the 2014 Notes, including the payments of accrued interest and related premiums, and general corporate purposes. Additionally, our foreign subsidiaries received proceeds of $115 million from borrowings. Total debt related to our foreign subsidiaries was $102 million at September 29, 2012 ($62 million current, $40 million long-term).

•	2011—Our foreign subsidiaries received proceeds of $106 million from borrowings. Total debt related to our foreign subsidiaries was $98 million at October 1, 2011 ($58 million current, $40 million long-term). Additionally, Dynamic Fuels received $9 million in proceeds from short-term notes in fiscal 2011.

•	In fiscal 2011, the minority interest partner in our 60%-owned Shandong Tyson Xinchang Foods joint ventures in China exercised put options requiring us to purchase its entire 40% equity interest. The transaction closed in fiscal 2011 for cash consideration totaling $66 million.

•	Purchases of Tyson Class A common stock include—

•	$550 million, $230 million and $170 million for shares repurchased pursuant to our share repurchase program in fiscal 2013, 2012 and 2011, respectively; and

•	$64 million, $34 million and $37 million for shares repurchased to fund certain obligations under our equity compensation plans in fiscal 2013, 2012 and 2011, respectively.

Liquidity

	Commitments Expiration Date	Facility Amount	Outstanding Letters of Credit under Revolving Credit Facility (no draw downs)	Amount Borrowed	Amount Available
Cash and cash equivalents					$1,145
Short-term investments					1
Revolving credit facility	August 2017	$1,000	$42	$—	$958

Total liquidity					$2,104

•	The revolving credit facility supports our short-term funding needs and letters of credit. The letters of credit issued under this facility are primarily in support of workers’ compensation insurance programs and derivative activities.

•	Our 2013 Notes matured in October 2013. Upon maturity, we paid the $458 million principal value with cash on hand, and settled the conversion premium by issuing 11.7 million shares of our Class A common stock from available treasury shares. Simultaneous to the settlement of the conversion premium, we received 11.7 million shares of our Class A common stock from call options we entered into concurrently with the 2013 Note issuance.

•

At September 28, 2013, approximately 34% of our cash was held in the international accounts of our foreign subsidiaries. Generally, we do not rely on the foreign cash as a source of funds to support our ongoing domestic liquidity needs. Rather, we manage our worldwide cash requirements by reviewing available funds among our foreign subsidiaries and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements; however, those balances are generally available without legal restrictions to fund ordinary business operations. Our U.S. income taxes, net of applicable foreign tax credits, have not been provided on undistributed earnings of foreign subsidiaries. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.

•	Our current ratio was 1.86 to 1 and 1.91 to 1 at September 28, 2013, and September 29, 2012, respectively.

Capital Resources

Credit Facility

Cash flows from operating activities and current cash on hand are our primary sources of liquidity for funding debt service, capital expenditures, dividends and share repurchases. We also have a revolving credit facility, with a committed maximum capacity of $1.0 billion, to provide additional liquidity for working capital needs, letters of credit and a source of financing for growth opportunities. As of September 28, 2013, we had outstanding letters of credit totaling $42 million issued under this facility, none of which were drawn upon, which left $958 million available for borrowing. Our revolving credit facility is funded by a syndicate of 44 banks, with commitments ranging from $0.3 million to $90 million per bank. The syndicate includes bank holding companies that are required to be adequately capitalized under federal bank regulatory agency requirements.

Capitalization

To monitor our credit ratings and our capacity for long-term financing, we consider various qualitative and quantitative factors. We monitor the ratio of our debt to our total capitalization as support for our long-term financing decisions. At September 28, 2013, and September 29, 2012, the ratio of our debt-to-total capitalization was 27.9% and 28.7%, respectively. For the purpose of this calculation, debt is defined as the sum of current and long-term debt. Total capitalization is defined as debt plus Total Shareholders’ Equity.

Revolving Credit Facility

S&P’s corporate credit rating for Tyson Foods, Inc. is “BBB.” Moody’s senior, unsecured, subsidiary guaranteed long-term debt rating for Tyson Foods, Inc. is “Baa3.” Fitch Ratings’, a wholly owned subsidiary of Fimalac, S.A. (Fitch), issuer default rating for Tyson Foods, Inc. is “BBB.” The below table outlines the fees paid on the unused portion of the facility (Facility Fee Rate) and letter of credit fees (Undrawn Letter of Credit Fee and Borrowing Spread) depending on the rating levels of Tyson Foods, Inc. from S&P, Moody’s and Fitch.

Ratings Level (S&P/Moody’s/Fitch)	Facility Fee Rate	Undrawn Letter of Credit Fee and Borrowing Spread
BBB+/Baa1/BBB+ or above	0.150%	1.125%
BBB/Baa2/BBB (current level)	0.175%	1.375%
BBB-/Baa3/BBB-	0.225%	1.625%
BB+/Ba1/BB+	0.275%	1.875%
BB/Ba2/BB or lower or unrated	0.325%	2.125%

In the event the rating levels are split, the applicable fees and spread will be based upon the rating level in effect for two of the rating agencies, or, if all three rating agencies have different rating levels, the applicable fees and spread will be based upon the rating level that is between the rating levels of the other two rating agencies.

Debt Covenants

Our revolving credit facility contains affirmative and negative covenants that, among other things, may limit or restrict our ability to: create liens and encumbrances; incur debt; merge, dissolve, liquidate or consolidate;

dispose of or transfer assets; change the nature of our business; engage in certain transactions with affiliates; and enter into sale/leaseback or hedging transactions, in each case, subject to certain qualifications and exceptions. In addition, we are required to maintain minimum interest expense coverage and maximum debt to capitalization ratios.

Our 2022 Notes also contain affirmative and negative covenants that, among other things, may limit or restrict our ability to: create liens; engage in certain sale/leaseback transactions; and engage in certain consolidations, mergers and sales of assets.

We were in compliance with all debt covenants at September 28, 2013.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements material to our financial position or results of operations. The off-balance sheet arrangements we have are guarantees of debt of outside third parties, including a lease and grower loans, and residual value guarantees covering certain operating leases for various types of equipment. See Part II, Item 8, Notes to Consolidated Financial Statements, Note 20: Commitments and Contingencies in our Annual Report on Form 10-K for the year ended September 28, 2013 for further discussion.

Contractual Obligations

The following table summarizes our contractual obligations as of September 28, 2013:

	Payments Due by Period
in millions	2014	2015-2016	2017-2018	2019 and thereafter	Total
Debt and capital lease obligations:
Principal payments(1)	$514	$657	$124	$1,119	$2,414
Interest payments(2)	112	202	115	205	634
Guarantees(3)	37	37	17	31	122
Operating lease obligations(4)	97	115	43	78	333
Purchase obligations(5)	1,482	102	57	74	1,715
Capital expenditures(6)	369	49	—	—	418
Other long-term liabilities(7)	6	5	4	38	53

Total contractual commitments	$2,617	$1,167	$360	$1,545	$5,689

(1)	In the event of a default on payment, acceleration of the principal payments could occur.
(2)	Interest payments include interest on all outstanding debt. Payments are estimated for variable rate and variable term debt based on effective rates at September 28, 2013, and expected payment dates.
(3)	Amounts include guarantees of debt of outside third parties, which consist of a lease and grower loans, all of which are substantially collateralized by the underlying assets, as well as residual value guarantees covering certain operating leases for various types of equipment. The amounts included are the maximum potential amount of future payments.
(4)	Amounts include minimum lease payments under lease agreements.
(5)	Amounts include agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligations amount included items, such as future purchase commitments for grains, livestock contracts and fixed grower fees that provide terms that meet the above criteria. For certain grain purchase commitments with a fixed quantity provision, we have assumed the future obligations under the commitment based on available commodity futures prices as published in observable active markets as of September 28, 2013. We have excluded future purchase commitments for contracts that do not meet these criteria. Purchase orders are not included in the table, as a purchase order is an authorization to purchase and is cancelable. Contracts for goods or services that contain termination clauses without penalty have also been excluded.

(6)	Amounts include estimated amounts to complete buildings and equipment under construction as of September 28, 2013.
(7)	Amounts include items that meet the definition of a purchase obligation and are recorded in the Consolidated Balance Sheets in our Annual Report on Form 10-K for the year ended September 28, 2013.

In addition to the amounts shown above in the table, we have unrecognized tax benefits of $175 million and related interest and penalties of $63 million at September 28, 2013, recorded as liabilities.

The maximum contractual obligation associated with our cash flow assistance programs at September 28, 2013, based on the estimated fair values of the livestock supplier’s net tangible assets on that date, aggregated to approximately $340 million, or approximately $296 million remaining maximum commitment after netting the cash flow assistance related receivables.

Recently Issued / Adopted Accounting Pronouncements

Refer to the discussion in our Annual Report on Form 10-K for the year ended September 28, 2013 under Part II, Item 8, Notes to Consolidated Financial Statements, Note 1: Business and Summary of Significant Accounting Policies for recently issued accounting pronouncements and Note 2: Changes in Accounting Principles for recently adopted accounting pronouncements.

Critical Accounting Estimates

The preparation of consolidated financial statements requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 28, 2013 and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of certain accounting estimates we consider critical.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Contingent liabilities

We are subject to lawsuits, investigations and other claims related to wage and hour/labor, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses.

A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. We accrue for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. We disclose contingent liabilities when the risk of loss is reasonably possible or probable.

Our contingent liabilities contain uncertainties because the eventual outcome will result from future events, and determination of current reserves requires estimates and judgments related to future changes in facts and circumstances, differing interpretations of the law and assessments of the amount of damages, and the effectiveness of strategies or other factors beyond our control.

We have not made any material changes in the accounting methodology used to establish our contingent liabilities during the past three fiscal years.

We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate our contingent liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Marketing and advertising costs

We incur advertising, retailer incentive and consumer incentive costs to promote products through marketing programs. These programs include cooperative advertising, volume discounts, in-store display incentives, coupons and other programs.

Marketing and advertising costs are charged in the period incurred. We accrue costs based on the estimated performance, historical utilization and redemption of each program.

Cash consideration given to customers is considered a reduction in the price of our products, thus recorded as a reduction to sales. The remainder of marketing and advertising costs is recorded as a selling, general and administrative expense.

Recognition of the costs related to these programs contains uncertainties due to judgment required in estimating the potential performance and redemption of each program.

These estimates are based on many factors, including experience of similar promotional programs.

We have not made any material changes in the accounting methodology used to establish our marketing accruals during the past three fiscal years.

We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate our marketing accruals. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material.

A 10% change in our marketing accruals at September 28, 2013, would impact pretax earnings by approximately $6 million.

Accrued self-insurance

We are self-insured for certain losses related to health and welfare, workers’ compensation, auto liability and general liability claims.

We use an independent third-party actuary to assist in determining our self-insurance liability. We and the actuary consider a number of factors when estimating our self-insurance liability, including claims experience, demographic factors, severity factors and other actuarial assumptions.

We periodically review our estimates and assumptions with our third-party actuary to assist us in determining the adequacy of our self-insurance liability. Our policy is to maintain an accrual within the central to high point of the actuarial range.

Our self-insurance liability contains uncertainties due to assumptions required and judgment used.

Costs to settle our obligations, including legal and healthcare costs, could increase or decrease causing estimates of our self- insurance liability to change.

Incident rates, including frequency and severity, could increase or decrease causing estimates in our self-insurance liability to change.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three fiscal years.

We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate our self-insurance liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material.

A 10% increase in the actuarial estimate at September 28, 2013, would result in an increase in the amount we recorded for our self-insurance liability of approximately $11 million. A 10% decrease in the actuarial estimate at September 28, 2013, would result in a decrease in the amount we recorded for our self-insurance liability of approximately $17 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Income taxes

We estimate total income tax expense based on statutory tax rates and tax planning opportunities available to us in various jurisdictions in which we earn income.

Federal income tax includes an estimate for taxes on earnings of foreign subsidiaries expected to be taxable upon remittance to the United States, except for earnings considered to be indefinitely invested in the foreign subsidiary.

Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse.

Valuation allowances are recorded when it is likely a tax benefit will not be realized for a deferred tax asset.

We record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due.

Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

Changes in projected future earnings could affect the recorded valuation allowances in the future.

Our calculations related to income taxes contain uncertainties due to judgment used to calculate tax liabilities in the application of complex tax regulations across the tax jurisdictions where we operate.

Our analysis of unrecognized tax benefits contains uncertainties based on judgment used to apply the more likely than not recognition and measurement thresholds.

We do not believe there is a reasonable likelihood there will be a material change in the tax related balances or valuation allowances. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities.

To the extent we prevail in matters for which unrecognized tax benefit liabilities have been established, or are required to pay amounts in excess of our recorded unrecognized tax benefit liabilities, our effective tax rate in a given financial statement period could be materially affected.

An unfavorable tax settlement would require use of our cash and generally result in an increase in our effective tax rate in the period of resolution.

A favorable tax settlement would generally be recognized as a reduction in our effective tax rate in the period of resolution.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Examples include a significant adverse change in the extent or manner in which we use a long-lived asset or a change in its physical condition.

When evaluating long-lived assets for impairment, we compare the carrying value of the asset to the asset’s estimated undiscounted future cash flows. An impairment is indicated if the estimated future cash flows are less than the carrying value of the asset. The impairment is the excess of the carrying value over the fair value of the long-lived asset.

Our impairment analysis contains uncertainties due to judgment in assumptions and estimates surrounding undiscounted future cash flows of the long- lived asset, including forecasting useful lives of assets and selecting the discount rate that reflects the risk inherent in future cash flows to determine fair value.

Our Dynamic Fuels consolidated joint venture began commercial operations in October of 2010 and has incurred net operating losses of approximately $38 million since then. At September 28, 2013, Dynamic Fuels had $166 million of total assets, of which $142 million was net property,

We have not made any material changes in the accounting methodology used to evaluate the impairment of long-lived assets during the last three fiscal years.

We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate impairments of long-lived assets. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material.

Additionally, we continue to evaluate our international

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
We recorded impairment charges related to long-lived assets of $74 million, $29 million and $18 million, in fiscal 2013, 2012 and 2011, respectively.

plant and equipment. The plant has experienced mechanical difficulties, pre-treatment system performance issues and hydrogen supply disruptions, which have contributed to plant down time and higher than expected operational costs. Upgrades to the feedstock pre-treatment systems and improvements to the mechanical reliability of the plant were completed in fiscal 2013.

The plant was idled in October 2012 for scheduled maintenance and plant upgrades, which were completed in December 2012. Since then, the plant has remained idled. An assessment of the recoverability of its carrying value was conducted as of September 28, 2013, for which it was determined no impairment was necessary. Another assessment of the recoverability of Dynamic Fuels’ long-lived assets to determine whether an impairment exists may be necessary if the plant remains idled longer than expected, plant upgrades fail to improve operational performance, industry economics make the plant uneconomical to operate, or structural integrity concerns are discovered that adversely impact the plant operations.

operations and strategies, which may expose us to future impairment losses.

Impairment of goodwill and other indefinite life intangible assets

Description: Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, the fair value of the reporting unit may be more likely than not less than carrying amount or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact fair value, a quantitative goodwill impairment test would be required. We can elect to forgo the qualitative assessment and perform the quantitative test.

The quantitative goodwill impairment test is performed using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the quantitative impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was determined as the exit price a market participant would pay for the same business).

For other indefinite life intangible assets, a qualitative assessment can also be performed to determine whether the existence of events and circumstances indicates it is more likely than not an intangible asset is impaired. Similar to goodwill, we can also elect to forgo the qualitative test for indefinite life intangible assets and perform the quantitative test. Upon performing the quantitative test, if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We elected to forgo the qualitative assessments on our indefinite life intangible assets for the fiscal 2013 impairment test.

We have elected to make the first day of the fourth quarter the annual impairment assessment date for goodwill and other indefinite life intangible assets. However, we could be required to evaluate the recoverability of goodwill and other indefinite life intangible assets prior to the required annual assessment if, among other things, we experience disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of the business or a sustained decline in market capitalization.

Judgments and Uncertainties. We estimate the fair value of our reporting units, generally our operating segments, using various valuation techniques, with the primary technique being a discounted cash flow analysis, which uses significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. A discounted cash flow analysis requires us to make various judgmental assumptions about sales, operating margins, growth rates and discount rates.

We include assumptions about sales, operating margins and growth rates which consider our budgets, business plans and economic projections, and are believed to reflect market participant views which would exist in an exit transaction. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. Generally, we utilize normalized operating margin assumptions based on future expectations and operating margins historically realized in the reporting units’ industries.

Other indefinite life intangible asset fair values have been calculated for trademarks using a royalty rate method. Assumptions about royalty rates are based on the rates at which similar brands and trademarks are licensed in the marketplace.

Our impairment analysis contains uncertainties due to uncontrollable events that could positively or negatively impact the anticipated future economic and operating conditions.

Effect if Actual Results Differ From Assumptions: We have not made any material changes in the accounting methodology used to evaluate impairment of goodwill and other intangible assets during the last three years other than the adoption of the new guidance allowing the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative impairment test.

The discount rate used in our annual goodwill impairment test increased to an average of 8.4% in fiscal 2013 from 8.0% in fiscal 2012. There were no significant changes in the other key estimates and assumptions.

During fiscal 2013, 2012 and 2011, all of our material reporting units that underwent a quantitative test passed the first step of the goodwill impairment analysis and therefore, the second step was not necessary.

Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates and our credit ratings. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units and other indefinite life intangible assets, it is possible a material change could occur. If our actual results are not consistent with our estimates and assumptions used to calculate fair value, we may be required to perform the second step, which could result in additional material impairments of our goodwill.

All of our material reporting units’ estimated fair value exceeded their carrying value by more than 20% at the date of their most recent estimated fair value determination. Consequently, we do not currently consider any of our material reporting units at significant risk of failing the first step of the annual goodwill impairment test.

Our fiscal other indefinite life intangible asset impairment analysis did not result in an impairment charge. A hypothetical 20% decrease in the fair value of intangible assets would not result in a material impairment.

DESCRIPTION OF COMMON STOCK

Set forth below is a summary description of the material terms of our capital stock. The summary does not purport to be complete and such statements are qualified in their entirety by reference to our Restated Certificate of Incorporation, which is incorporated by reference into the registration statement of which this prospectus supplement forms a part as Exhibit 3.1.

We currently have issued and outstanding two classes of capital stock, Class A common stock, par value $0.10 per share, and Class B common stock, par value $0.10 per share. Our Restated Certificate of Incorporation authorizes the issuance of up to 900 million shares of each of Class A common stock and Class B common stock. The holders of Class A common stock are entitled to one vote, and the holders of Class B common stock are entitled to ten votes, for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Except as required by law, holders of Class A common stock and Class B common stock vote together as a single class; provided, however, that holders of Class A common stock and Class B common stock vote separately as a class with respect to the issuance of additional shares of Class B common stock (except in connection with stock splits and stock dividends). Holders of Class A common stock and holders of Class B common stock do not have cumulative voting rights. Holders of Class A common stock and Class B common stock are entitled to receive such dividends and other distributions in cash, stock or property of the Company as may be determined by our board of directors out of any funds legally available therefor; provided, however, that no cash dividend may be paid on Class B common stock unless a cash dividend is simultaneously paid on Class A common stock, and the per share amount of the cash dividend paid on Class B common stock cannot exceed 90% of the per share cash dividend simultaneously paid on Class A common stock. In the case of dividends or other distributions payable in common stock, including distributions pursuant to stock splits or divisions, such distributions or divisions will be in the same proportion with respect to each class of stock, but only shares of Class A common stock will be distributed with respect to Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In the case of any combination or reclassification of Class A common stock, the shares of Class B common stock will also be combined or reclassified so that the relationship between the number of shares of Class B common stock and Class A common stock outstanding immediately following such combination or reclassification will be the same as the relationship between Class B common stock and Class A common stock immediately prior to such combination or reclassification.

Upon liquidation of the Company, the holders of Class A common stock and Class B common stock share ratably in the assets, if any, remaining after payment of all debts and liabilities of the Company; provided that a merger or consolidation of the Company with or into any other corporation or a sale or conveyance of all or any part of the assets of the Company (which does not in fact result in the liquidation of the Company and the distribution of assets to our stockholders) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company. Such holders do not have preemptive, conversion or redemption rights, except that each holder of Class B common stock may, at such holder’s option, and upon written notice to the Company, convert each share of Class B common stock into one fully paid and nonassessable share of Class A common stock.

Article Fourth of our Restated Certificate of Incorporation provides that the holders of the outstanding shares of Class B common stock may waive or suspend (i) certain of their rights to convert their shares of Class B common stock into shares of Class A common stock on a share-for-share basis or as provided in such stock certificates and (ii) the Company’s obligation imposed by a covenant contained in such Article to reserve and keep available for issuance shares of Class A common stock sufficient to provide for any such conversion of all outstanding shares of Class B common stock.

The transfer agent and registrar for our Class A common stock is Computershare, Inc.

DESCRIPTION OF INDEBTEDNESS

For information concerning our existing indebtedness, see our Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2014 under Part I, Item 1, Notes to Consolidated Condensed Financial Statements, Note 7: Debt and Note 16: Condensed Consolidating Financial Statements, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. You should read this information in conjunction with the other information set forth in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

In addition, we intend to obtain or otherwise incur up to approximately $5,750.0 million of indebtedness to fund the Hillshire Brands Acquisition, and pay related fees and expenses, which we refer to in this prospectus supplement as the “Debt Financings.” We currently expect that the Debt Financings will include:

•	three-year and five-year senior unsecured term loans in an aggregate principal amount of up to approximately $2,500.0 million, which we refer to in this prospectus supplement as the “New Term Loans”; and

•	one or more series of senior unsecured notes in an aggregate principal amount of up to approximately $3,250.0 million, which we refer to in this prospectus supplement as the “New Notes.”

On June 27, 2014, we also amended our existing revolving credit facility to, among other things, permit the Hillshire Brands Acquisition without resulting in the occurrence of a default or event of default under that facility. However, we do not expect to draw under this facility to fund any portion of the Hillshire Brands Acquisition.

New Term Loans

On July 15, 2014, we entered into a Term Loan Agreement (the “Term Loan Agreement”) with the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities LLC, as joint lead arrangers and joint bookrunners, and JPMorgan Chase Bank, N.A., as syndication agent. The Term Loan Agreement will govern the New Term Loans, and provides for total term loan commitments consisting of:

•	a $1,306.25 million 3-Year Tranche Facility,

•	a $593.75 million 5-Year A Tranche Facility and

•	a $600.0 million 5-Year B Tranche Facility.

The lenders party to the Term Loan Agreement will be obligated to make initial loans under the Term Loan Agreement upon the satisfaction of certain conditions, including but not limited to (i) the satisfaction or waiver of the Offer Conditions (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement, (ii) the absence of a material adverse effect change with respect to Hillshire Brands since June 29, 2013, (iii) the truth and accuracy of the Acquisition Agreement Representations and the Specified Representations (each as defined in the Term Loan Agreement), (iii) the receipt of certain certificates and organizational documents and (iv) the delivery by the Company of certain financial statements.

Borrowings under the Term Loan Agreement will be unsecured and will be unconditionally guaranteed by Tyson Fresh Meats, Inc., a wholly-owned subsidiary of ours. Borrowings under the 3-Year Tranche Facility will mature on the third anniversary of the date on which lenders are obligated to make initial loans under the Term Loan Agreement (the “Term Loan Initial Closing Date”), and borrowings under each of the 5-Year A Tranche Facility and the 5-Year B Tranche Facility will mature on the five-year anniversary of the Term Loan Initial Closing Date.

Borrowings under the Term Loan Agreement will bear interest at a rate per annum equal to, at our option, (i) the highest of (a) the Prime Rate (as defined in the Term Loan Agreement) of Morgan Stanley Senior Funding, Inc., (b) the federal funds effective rate plus 0.5% and (c) the Eurocurrency Rate plus 1.0% per annum, or (ii) the Eurocurrency Rate, in each case plus an applicable spread that will depend on the Credit Ratings, as set forth in the Pricing Schedule appended to the Term Loan Agreement.

Each lender under the Term Loan Agreement is entitled to a commitment fee payable quarterly in arrears at a rate equal to 0.175% per annum of the daily average undrawn commitment of that lender, accruing from and including July 15, 2014 to but excluding the date on which all commitments under the Term Loan Agreement are terminated.

The Term Loan Agreement contains certain covenants, including, but not limited to, limitations on liens; swap agreements (with exceptions for certain swap agreements entered into to hedge or mitigate risks to which the Company or a subsidiary has actual exposure); mergers, consolidations, liquidations and dissolutions; negative pledge clauses and clauses restricting subsidiary distributions; and changes in lines of business. In addition, the Term Loan Agreement (i) limits the ratio of our debt to capitalization to a maximum of 0.65 to 1.0 from the Term Loan Initial Closing Date through the first fiscal quarter thereafter, and otherwise a maximum of 0.60 to 1.0, and (ii) requires the ratio of our EBITDA to interest to be at least 3.75 to 1.0.

The Term Loan Agreement contains customary events of default, including, but not limited to, non-payment of obligations under the Term Loan Agreement, violation of affirmative or negative covenants, material inaccuracy of representations, non-payment of other material debt, bankruptcy or insolvency, ERISA and certain judgment defaults, change of control and failure of the guarantee to remain in full force and effect.

The foregoing description of the Term Loan Agreement is summary in nature and is qualified in its entirety by reference to the Term Loan Agreement, a copy of which is attached as Exhibit 10.2 of our Current Report on Form 8-K dated July 17, 2014, and incorporated herein by reference.

New Notes

We expect the New Notes to be issued pursuant to one or more separate offerings. We expect the New Notes to have terms generally consistent with our existing senior notes, except that we expect that the New Notes will contain a special redemption requirement if the Hillshire Brands Acquisition is not consummated by a specified date. However, if any of the financing transactions are not completed or the aggregate net proceeds from the financing transactions are less than the amounts indicated in the section entitled “Use of Proceeds,” and we are unable to obtain such additional financing prior to consummation of the Hillshire Brands Acquisition, we have obtained committed financing in the form of a 364-day bridge agreement as described below.

364-Day Bridge Agreement

On July 15, 2014, we entered into a 364-Day Bridge Term Loan Agreement (the “Bridge Agreement”) with the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities LLC, as joint lead arrangers and joint bookrunners, and JPMorgan Chase Bank, N.A., as syndication agent. The Bridge Agreement provides for total term loan commitments in an aggregate principal amount of $5,700.0 million.

The lenders party to the Bridge Agreement will be obligated to make initial loans under the Bridge Agreement upon the satisfaction of certain conditions, including but not limited to (i) the satisfaction or waiver of the Offer Conditions (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement, (ii) the absence of a material adverse effect change with respect to Hillshire Brands since June 29, 2013, (iii) the truth and accuracy of the Acquisition Agreement Representations and the Specified Representations (each as defined in the Bridge Agreement), (iii) the receipt of certain certificates and organizational documents and (iv) the delivery by the Company of certain financial statements.

The Bridge Agreement provides that the commitments thereunder will be automatically reduced on a dollar-for-dollar basis by, among other things, (i) the net proceeds of this offering and the concurrent tangible equity units offering or offerings of other equity securities or equity-linked securities (subject to certain exceptions), (ii) the net proceeds of certain other debt for borrowed money (subject to certain exceptions) and certain debt securities offerings, (iii) the committed amount of commitments of certain term loan facilities (or, without duplication, the net proceeds of certain term loan facilities other than the New Term Loans) and (iv) the net proceeds of certain asset sales in excess of $100 million.

Borrowings under the Bridge Agreement, if any, will be unsecured, will be unconditionally guaranteed by Tyson Fresh Meats, Inc., a wholly-owned subsidiary of ours, and will mature on the date that is 364 days after the date on which lenders are obligated to make initial loans under the Bridge Agreement (the “Bridge Initial Closing Date”).

Borrowings under the Bridge Agreement, if any, will bear interest at a rate per annum equal to, at the option of the Company, (i) the highest of (a) the Prime Rate (as defined in the Bridge Agreement), (b) the federal funds effective rate plus 0.5% and (c) a rate based on certain rates offered for U.S. dollar deposits in the London interbank market (the “Eurocurrency Rate”) plus 1.0% per annum, or (ii) the Eurocurrency Rate, in each case plus an applicable spread that will depend on the Company’s credit ratings by each of S&P, Moody’s and Fitch (collectively, the “Credit Ratings”) and the amount of time that the loans under the Bridge Agreement remain outstanding from the Bridge Initial Closing Date, as set forth in the Pricing Schedule appended to the Bridge Agreement.

Each lender under the Bridge Agreement is entitled to a commitment fee, payable quarterly in arrears, accruing at an applicable rate per annum (the “Commitment Fee Rate”) of that lender’s daily average undrawn commitment from and including July 15, 2014 to but excluding the date on which all commitments under the Bridge Agreement are terminated. The Commitment Fee Rate varies based on the Credit Ratings. If the Credit Ratings are at least BBB- and Baa3 and BBB- for S&P, Moody’s and Fitch, respectively, the Commitment Fee Rate is equal to 0.175%. If the Credit Ratings are less than BBB- or Baa3 or BBB- for S&P, Moody’s and Fitch, respectively, the Commitment Fee Rate is 0.250%.

In addition, the Company will be required to pay each lender duration fees on the dates that are 90 days, 180 days and 270 days after the Bridge Initial Closing Date, which fees will be equal to an applicable rate per annum (the “Duration Fee Rate”) of the aggregate principal amount of loans and undrawn commitments of such lender outstanding under the Bridge Agreement on such dates. The Duration Fee Rate varies based on the Credit Ratings. If the Credit Ratings are at least BBB- and Baa3 and BBB- for S&P, Moody’s and Fitch, respectively, the Duration Fee Rate is equal to (x) at 90 days after the Bridge Initial Closing Date, 0.50%, (y) at 180 days after the Bridge Initial Closing Date, 0.75% and (z) at 270 days after the Bridge Initial Closing Date, 1.00%. If the Credit Ratings are less than BBB- or Baa3 or BBB- for S&P, Moody’s and Fitch, respectively, the Duration Fee Rate is equal to (x) at 90 days after the Bridge Initial Closing Date, 0.75%, (y) at 180 days after the Bridge Initial Closing Date, 1.00% and (z) at 270 days after the Bridge Initial Closing Date, 1.50%.

The Bridge Agreement contains certain covenants, including, but not limited to, limitations on liens; swap agreements (with exceptions for certain swap agreements entered into to hedge or mitigate risks to which the Company or a subsidiary has actual exposure); mergers, consolidations, liquidations and dissolutions; negative pledge clauses and clauses restricting subsidiary distributions; and changes in lines of business. In addition, the Bridge Agreement (i) limits the ratio of our debt to capitalization to a maximum of 0.65 to 1.0 from the Bridge Initial Closing Date through the first fiscal quarter thereafter, and otherwise a maximum of 0.60 to 1.0, and (ii) requires the ratio of our EBITDA to interest to be at least 3.75 to 1.0.

The Bridge Agreement contains customary events of default, including, but not limited to, non-payment of obligations under the Bridge Agreement, violation of affirmative or negative covenants, material inaccuracy of representations, non-payment of other material debt, bankruptcy or insolvency, ERISA and certain judgment defaults, change of control and failure of the guarantee to remain in full force and effect.

The foregoing description of the Bridge Agreement is summary in nature and is qualified in its entirety by reference to the Bridge Agreement, a copy of which is attached as Exhibit 10.1 of our Current Report on Form 8-K dated July 17, 2014, and incorporated herein by reference.

Although we do not currently expect to make any borrowings under the Bridge Agreement, there can be no assurance that such borrowings will not be made. In that regard, we may be required to borrow under the Bridge Agreement if any of the financing transactions are not completed or generate significantly less net proceeds than contemplated by this prospectus supplement.

DESCRIPTION OF TANGIBLE EQUITY UNITS

Concurrently with this offering, pursuant to a separate prospectus supplement, we are offering 30,000,000 of our 4.75% tangible equity units (the “Units”), each with a stated amount of $50, in an underwritten public offering (the “Units Offering”). The underwriters do not have the option to purchase any additional tangible equity units to cover over-allotments or otherwise. We estimate that the net proceeds of the Units Offering, after deducting the underwriting discount and estimated offering expenses will be approximately $1,454 million, although there can be no assurance that the Units Offering will be completed. The Units are being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. The completion of this offering is not contingent on the completion of the Units Offering and the Units Offering is not contingent on the completion of this offering.

Each Unit is comprised of two parts:

•	a prepaid stock purchase contract issued by us (a “purchase contract”); and

•	a senior amortizing note issued by us (an “amortizing note”).

Subject to certain conditions, each Unit may be separated by a holder into its constituent purchase contract and amortizing note. Holders of a separate purchase contract and a separate amortizing note may combine the two components to recreate a Unit.

Unless earlier redeemed by us in connection with a merger termination redemption (as defined below) or settled earlier at the holder’s option or at our option, each purchase contract will automatically settle on July 15, 2017 (subject to postponement in certain limited circumstances), and we will deliver not more than 1.3228 shares and not less than 1.0582 shares of our Class A common stock per purchase contract, subject to adjustment, based upon the applicable settlement rate and applicable market value of our Class A common stock (each such term as defined in the prospectus supplement for the Units Offering).

Each amortizing note will have an initial principal amount of $6.82854, will bear interest at the rate of 1.50% per annum and will have a final installment payment date of July 15, 2017. On each January 15, April 15, July 15 and October 15 commencing on October 15, 2014, the Company will pay equal quarterly cash installments of $0.59375 per amortizing note (except for the October 15, 2014 installment payment, which will be $0.46181 per amortizing note), which cash payment in the aggregate per year will be equivalent to 4.75% per year with respect to each $50 stated amount of Units. Each installment will constitute a payment of interest and a partial repayment of principal.

If the concurrent Units Offering is completed but the Hillshire Brands Acquisition is not consummated, we may redeem all, but not less than all, of the outstanding purchase contracts by issuing a redemption notice during the five business day period following April 1, 2015 (a “merger termination redemption”). We will pay or deliver, as the case may be, a redemption price to be determined based on the Class A common stock price at that time in cash or in shares of Class A common stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders of the amortizing notes to repurchase the amortizing notes at the repurchase price set forth in the amortizing notes.

Eight of our directors and officers and the Tyson Limited Partnership (of which 33.33% and 11.115% is controlled by our chairman John Tyson and director Barbara Tyson, respectively) will purchase an aggregate of approximately 758,400 Units in the tangible equity units offering. Such purchases will be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a “non-U.S. holder,” but does not purport to be a complete analysis of all potential tax effects. A “non-U.S. holder” is a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN (or other applicable form) certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Class A common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•	we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) such non-U.S. holder owns, or has owned, at any time during the five-year period preceding the disposition or such non-U.S. holder’s holding period, whichever is shorter, actually or constructively, more than 5% of our Class A common stock.

We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our Class A common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of U.S.-source dividends and sales or redemption proceeds (beginning in 2017) to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisers regarding the effects of FATCA on their investment in our Class A common shares.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	9,524,000
J.P. Morgan Securities LLC	6,547,750
RBC Capital Markets, LLC	2,381,000
HSBC Securities (USA) Inc.	1,071,450
Mizuho Securities USA Inc.	1,071,450
Piper Jaffray & Co.	1,071,450
Rabo Securities USA, Inc.	1,071,450
Credit Agricole Securities (USA) Inc.	535,725
Mitsubishi UFJ Securities (USA), Inc.	535,725

Total:	23,810,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 3,571,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions, to cover any over-allotments. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,571,500 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$37.80	$900,018,000	$1,035,020,700
Underwriting discounts and commissions to be paid by us:	$1.134	$27,000,540	$31,050,621
Proceeds, before expenses, to us	$36.666	$873,017,460	$1,003,970,079

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $0.5 million.

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol “TSN”.

We have agreed that during a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, subject to the immediately succeeding sentence, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Class A common stock, whether any such swap or other agreement or transaction described in clause (i) or (ii) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply (i) to the Class A common stock being offered hereby, (ii) in connection with our concurrent tangible equity units offering as described in this prospectus supplement, (iii) to any issuance or transfer of shares of Class A common stock (restricted or otherwise), stock options, stock units and performance shares pursuant to any existing employee benefits plans or director compensation plans of the Company that is described in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein, or (iv) to any issuance or transfer of shares of Class A common stock upon the exercise of stock options outstanding on the date of this prospectus supplement under existing employee benefit plans or director compensation plans of the Company that is described in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein.

In addition, each of our directors and executive officers and the Tyson Limited Partnership has agreed that, during a period of 60 days from the date of this prospectus supplement, he, she or it will not, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our Class A common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any securities convertible into or exchangeable or exercisable for Class A common stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “lock-up securities”), or file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the lock-up securities, whether any such swap or other agreement or transaction is to be settled by delivery of Class A common stock or other securities, in cash or otherwise; provided that the foregoing shall not prohibit his or her pledge of lock-up securities as security for a loan or line of credit to the extent described under “Security Ownership of Management” in our proxy statement on Schedule 14A filed on December 20, 2013.

The restrictions described in the immediately preceding paragraph do not apply to:

•	any acquisition of shares of Class A common stock, restricted or otherwise, stock options, stock units and performance shares from the Company pursuant to any existing employee benefit plans or director compensation plans of the Company that is described in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein, provided that in the case of this first bullet, (i) such shares of Class A common stock are subject to the provisions of the lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership, is required or voluntarily made,

•	any acquisition of shares of Class A common stock issued by us the relevant director or officer upon the exercise of stock options outstanding on the date of this prospectus supplement or the vesting or conversion of restricted stock, stock units and performance shares outstanding on the date of this prospectus supplement (and any corresponding transfers of Class A common stock to us, the proceeds of which will be used to cover the tax liability resulting from any such vesting) under existing employee benefit plans or director compensation plans of the Company that is described in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein, provided that in the case of this second bullet, (i) such shares of Class A common stock are subject to the provisions of the lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership, is required or voluntarily made,

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of Class A common stock, provided that in the case of this third bullet, (i) such plan does not provide for the transfer of Class A common stock during the lock-up period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the relevant director or officer or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the lock-up period, and

•	subject to the conditions below, a transfer of shares of Class A common stock or options to purchase shares of Class A common stock without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, provided that, in the case of this fourth bullet, (A) Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC receive a signed lock-up agreement for the balance of the lock-up period from each donee, trustee, distributee, or transferee, as the case may be, (B) such transfers are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (C) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers as a bona fide gift or gifts, or to any trust, partnership or limited liability company the beneficiaries of which are exclusively the undersigned or a member of the immediate family of the undersigned, including grandchildren, or which occurs by operation of law, such as the rules of intestate succession.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. Prior to purchasing the shares of Class A common stock being offered hereby, on July 30, 2014, one of the underwriters purchased, on behalf of the syndicate, 120,442 shares of Class A common stock at an average price of $38.25 per share in stabilizing transactions.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular (i) an affiliate of Morgan Stanley & Co. LLC is a lender, and affiliates of J.P. Morgan Securities LLC are administrative agent, joint lead arranger and lender, under our existing revolving credit facility, (ii) affiliates of Morgan Stanley & Co. LLC are administrative agent, lead arranger and bookrunner and affiliates of J.P. Morgan Securities LLC are lead arranger, bookrunner and syndication agent under each of our Term Loan Agreement and Bridge Agreement provided in connection with the Hillshire Brands Acquisition, (iii) JPMorgan Chase Bank, NA, an affiliate of J.P. Morgan Securities LLC, is acting as escrow agent for the escrow account into which the net proceeds of this offering and the concurrent tangible equity units offering (net of our good faith estimate of offering fees and expenses) will be placed pending release upon consummation of, and to partially fund, the Hillshire Brands Acquisition, (iv) affiliates of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC were engaged as financial advisors in connection with the Hillshire Brands Acquisition and (v) certain of the underwriters in this offering are also underwriters in our concurrent tangible equity units offering.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby and certain other legal matters will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to Tyson Foods, Inc.’s Current Report on Form 8-K dated July 28, 2014 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Tyson Foods, Inc. for the year ended September 28, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of The Hillshire Brands Company included in Exhibit 99.1 of Tyson Foods, Inc.’s Current Report on Form 8-K dated July 28, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Tyson Foods, Inc.

Class A Common Stock

Preferred Stock

Debt Securities

Guarantees of Debt Securities

Warrants

Purchase Contracts

Units

Tyson Foods, Inc. may offer from time to time Class A common stock, preferred stock, debt securities, warrants, purchase contracts or units. The debt securities may consist of debentures, notes or other types of debt and any guarantees thereof will be issued by Tyson Fresh Meats, Inc., a subsidiary of Tyson. In addition, certain selling securityholders to be identified in supplements to this prospectus may offer and sell these securities from time to time. We will provide the specific terms of any offering of these securities, together with the terms of the offering, the public offering price and our net proceeds from the sale thereof, in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated and deemed to be incorporated by reference in this prospectus and any prospectus supplement, carefully before you invest.

We may sell these securities on a continuous or delayed basis through one or more agents, dealers or underwriters as designated from time to time, or directly to purchasers or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities will be the public offering price of those securities less the applicable discount, in the case of an offering made through an underwriter, or the purchase price of those securities less the applicable commission, in the case of an offering through an agent, and, in each case, less other expenses payable by us in connection with the issuance and distribution of those securities.

Investing in our securities involves risks. You should carefully consider the information referred to under the heading “Risk Factors” on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 28, 2014.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any prospectus supplement or free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus, any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates. The terms “Tyson,” “we,” “us,” and “our” refer to Tyson Foods, Inc. and its subsidiaries.

i

OUR COMPANY

We are one of the world’s largest meat protein companies and the second-largest food production company in the Fortune 500 with one of the most recognized brand names in the food industry. We produce, distribute and market chicken, beef, pork, prepared foods and related allied products. Our operations are conducted in five segments: Chicken, Beef, Pork, Prepared Foods and International. Some of the key factors influencing our business are customer demand for our products; the ability to maintain and grow relationships with customers and introduce new and innovative products to the marketplace; accessibility of international markets; market prices for our products; the cost and availability of live cattle and hogs, raw materials, grain and feed ingredients; and operating efficiencies of our facilities.

We operate a fully vertically integrated poultry production process. Our integrated operations consist of breeding stock, contract growers, feed production, processing, further-processing, marketing and transportation of chicken and related allied products, including animal and pet food ingredients. Through our wholly-owned subsidiary, Cobb-Vantress, Inc., we are one of the leading poultry breeding stock suppliers in the world. Investing in breeding stock research and development allows us to breed into our flocks the characteristics found to be most desirable.

We also process live fed cattle and hogs and fabricate dressed beef and pork carcasses into primal and sub-primal meat cuts, case ready beef and pork and fully-cooked meats. In addition, we derive value from allied products such as hides and variety meats sold to further processors and others.

We produce a wide range of fresh, value-added, frozen and refrigerated food products. Our products are marketed and sold primarily by our sales staff to grocery retailers, grocery wholesalers, meat distributors, warehouse club stores, military commissaries, industrial food processing companies, chain restaurants or their distributors, international export companies and domestic distributors who serve restaurants, foodservice operations such as plant and school cafeterias, convenience stores, hospitals and other vendors. Additionally, sales to the military and a portion of sales to international markets are made through independent brokers and trading companies.

We commenced business in 1935, were incorporated in Arkansas in 1947, and were reincorporated in Delaware in 1986. Our Class A common stock is traded on the New York Stock Exchange under the symbol “TSN.”

During the second quarter of fiscal 2014, we began reporting our International operations as a separate segment, which was previously included in our Chicken segment. All amounts in this prospectus supplement reflect this reclassification, and all references to our Annual Report on Form 10-K for the fiscal year ended September 28, 2013 and to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014 shall be deemed to include the reclassified amounts set forth in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on July 28, 2014.

Our principal executive offices are located at 2200 Don Tyson Parkway, Springdale, Arkansas 72762-6999, and our telephone number at that address is (479) 290-4000. Our website is located at http://www.tysonfoods.com. Information on our website is not part of this prospectus or any accompanying prospectus supplement.

About this Prospectus

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement and information incorporated by reference after the date of this prospectus may also add, update or change information contained in this prospectus. You should read both this prospectus, any prospectus supplement and any free writing prospectus, together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Class A common stock is listed and traded on the New York Stock Exchange, or “NYSE.” You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Information about us, including certain SEC filings, is also available at our website at http://ir.tyson.com. However, the information on our website is not a part of this prospectus or any accompanying prospectus supplement.

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated or deemed to be incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus.

We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” prior to the termination of the offering under this prospectus (provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•

Our Annual Report on Form 10-K for the fiscal year ended September 28, 2013, including those portions of our Definitive Proxy Statement on Schedule 14A filed on December 20, 2013 that are specifically incorporated by reference into such Annual Report on Form 10-K (except for Part I, Items 1 and 2 and Part II, Items 6, 7 and 8, which were superseded by Part I, Items 1 and 2 and Part II, Items 6, 7 and 8, respectively, included in the Current Report on Form 8-K filed on July 28, 2014);

•

Our Quarterly Reports on Form 10-Q for the quarters ended December 28, 2013 (except for Part I, Items 1 and 2, which were superseded by Part I, Items 1 and 2, respectively, included in the Current Report on Form 8-K filed on July 28, 2014) and March 29, 2014;

•

Our Current Reports on Form 8-K filed with the SEC on February 4, 2014, June 4, 2014, June 10, 2014, July 1, 2014, July 2, 2014, July 17, 2014 and July 28, 2014 (except for Item 2.02 and the related Exhibit 99.1); and

•	Our Registration Statement on Form 8-A dated October 14, 1997.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Investor Relations Department

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, AR 72762-6999

(479) 290-4524

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference a number of forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. Such forward-looking statements include, but are not limited to, current views and estimates of our outlook for fiscal 2014, other future economic circumstances, industry conditions in domestic and international markets, our performance and financial results (e.g., debt levels, return on invested capital, value-added product growth, capital expenditures, tax rates, access to foreign markets and dividend policy). These forward-looking statements are subject to a number of factors and uncertainties that could cause our actual results and experiences to differ materially from anticipated results and expectations expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) the effect of, or changes in, general economic conditions; (ii) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (iii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iv) successful rationalization of existing facilities and operating efficiencies of the facilities; (v) risks associated with our commodity purchasing activities; (vi) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vii) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an adverse effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (viii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock; (ix) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (x) changes in consumer preference and diets and our ability to identify and react to consumer trends; (xi) significant marketing plan changes by large customers or loss of one or more large customers; (xii) adverse results from litigation; (xiii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiv) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws, agricultural laws and occupational, health and safety laws; (xv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xvi) effectiveness of advertising and marketing programs; and (xvii) those factors listed under Item 1A. “Risk Factors” included in our Annual Report filed on Form 10-K for the year ended September 28, 2013 and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should refer to the “Risk Factors” section of this prospectus and to the Company’s periodic and current reports filed with the SEC for specific risks which would cause actual results to be significantly different from those expressed or implied by these forward-looking statements. It is not possible to identify all of the risks, uncertainties and other factors that may affect future results. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, readers of this prospectus are cautioned not to place undue reliance on the forward-looking statements.

RISK FACTORS

An investment in our securities involves significant risks. Before purchasing any securities, you should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus or the applicable prospectus supplement, including the risk factors incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended September 28, 2013, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein or in the applicable prospectus supplement. Our business, financial position, results of operations or liquidity could be adversely affected by any of these risks.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended March 29, 2014	Fiscal Years
		2013	2012	2011	2010	2009
Ratio of earnings to fixed charges(a)	8.80	6.71	4.58	4.48	4.38	(b	)

(a)	For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income (loss) from continuing operations before income taxes, fixed charges, and amortization of capitalized interest, but excludes equity method investment earnings and capitalized interest. “Fixed charges” consist of (i) interest on indebtedness, whether expensed or capitalized, (ii) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense) and (iii) amortization of debt discount and expense.
(b)	In fiscal 2009, our earnings were insufficient to cover our fixed charges by $540.0 million.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based upon our certificate of incorporation (“Certificate of Incorporation”), our bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference into the registration statement for these securities that we have filed with the SEC and have been filed as exhibits to our Annual Report on Form 10-K for the year ended September 28, 2013. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you. In this “Description of Capital Stock,” unless otherwise indicated, “we,” “us,” “our,” “the Company” and similar words refer to Tyson Foods, Inc. and not any of its subsidiaries.

Capital Stock

We currently have issued and outstanding two classes of capital stock, Class A common stock, par value $0.10 per share, and Class B common stock, par value $0.10 per share. Our Restated Certificate of Incorporation authorizes the issuance of up to 900 million shares of each of Class A common stock and Class B common stock. The holders of Class A common stock are entitled to one vote, and the holders of Class B common stock are entitled to ten votes, for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Except as required by law, holders of Class A common stock and Class B common stock vote together as a single class; provided, however, that holders of Class A common stock and Class B common stock vote separately as a class with respect to the issuance of additional shares of Class B common stock (except in connection with stock splits and stock dividends). Holders of Class A common stock and holders of Class B common stock do not have cumulative voting rights. Holders of Class A common stock and Class B common stock are entitled to receive such dividends and other distributions in cash, stock or property of the Company as may be determined by our board of directors out of any funds legally available therefor; provided, however, that no cash dividend may be paid on Class B common stock unless a cash dividend is simultaneously paid on Class A common stock, and the per share amount of the cash dividend paid on Class B common stock cannot exceed 90% of the per share cash dividend simultaneously paid on Class A common stock. In the case of dividends or other distributions payable in common stock, including distributions pursuant to stock splits or divisions, such distributions or divisions will be in the same proportion with respect to each class of stock, but only shares of Class A common stock will be distributed with respect to Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In the case of any combination or reclassification of Class A common stock, the shares of Class B common stock will also be combined or reclassified so that the relationship between the number of shares of Class B common stock and Class A common stock outstanding immediately following such combination or reclassification will be the same as the relationship between Class B common stock and Class A common stock immediately prior to such combination or reclassification.

Upon liquidation of the Company, the holders of Class A common stock and Class B common stock share ratably in the assets, if any, remaining after payment of all debts and liabilities of the Company; provided that a merger or consolidation of the Company with or into any other corporation or a sale or conveyance of all or any part of the assets of the Company (which does not in fact result in the liquidation of the Company and the distribution of assets to our stockholders) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company. Such holders do not have preemptive, conversion or redemption rights, except that each holder of Class B common stock may, at such holder’s option, and upon written notice to the Company, convert each share of Class B common stock into one fully paid and nonassessable share of Class A common stock.

Article Fourth of our Restated Certificate of Incorporation provides that the holders of the outstanding shares of Class B common stock may waive or suspend (i) certain of their rights to convert their shares of Class B common stock into shares of Class A common stock on a share-for-share basis or as provided in such stock certificates and (ii) the Company’s obligation imposed by a covenant contained in such Article to reserve and keep available for issuance shares of Class A common stock sufficient to provide for any such conversion of all outstanding shares of Class B common stock.

The transfer agent and registrar for our Class A common stock is Computershare, Inc.

Our Class A common stock is listed on the NYSE under the symbol “TSN.”

Preferred Stock

When we or the selling securityholders offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock and will also be subject to our Restated Certificate of Incorporation.

The transfer agent for each series of preferred stock will be described in the relevant prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

Any debt securities that we may issue will constitute either senior or subordinated debt of the Company. Any debt securities that are sold may be exchangeable for and/or convertible into Class A common stock or any other securities that may be sold under this prospectus. Any debt securities will be issued under an indenture dated as of June 1, 1995, as supplemented (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank, N.A.)), as Trustee (the “Trustee”), or one or more separate indentures between the Company and a designated trustee. We will include a prospectus supplement on the specific terms of each series of senior or subordinated debt securities being offered, including the terms, if any, on which a series of senior or subordinated debt securities may be convertible into or exchangeable for other securities.

The following is a summary of the Indenture under which senior debt securities may be issued. The following statements are subject to the detailed provisions of the Indenture. We have filed a copy of the Indenture as an exhibit to the registration statement of which this prospectus is a part. The Indenture is also available for inspection at the office of the Trustee. Section references are to the Indenture. The following summarizes the material terms of the Indenture; however, the following summaries of certain provisions of the Indenture are not complete. Wherever particular provisions of the Indenture are referred to, such provisions, including definitions of certain terms, are incorporated by reference as part of such summaries or terms, which are qualified in their entirety by such reference to the provisions of the Indenture. Definitions of certain terms used in this “Description of Debt Securities” may be found below under “—Certain Definitions.” In this “Description of Debt Securities,” unless otherwise indicated, “we,” “us,” “our,” “the Company” and similar words refer to Tyson Foods, Inc. and not any of its subsidiaries.

General

The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture and provides that the debt securities may be issued from time to time in one or more series, as authorized from time to time by our Board of Directors, any committee of our Board of Directors or any duly authorized officer. The debt securities will be direct, unsecured and unsubordinated obligations of the Company and will rank on a parity with our other unsecured and unsubordinated indebtedness. The debt securities will be effectively subordinated to our senior secured indebtedness to the extent of the value of the collateral securing such indebtedness. Except as described under “Certain Covenants,” the Indenture does not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. The Company’s rights and the rights of its creditors, including holders of debt securities, to participate in any distribution of assets of any subsidiary upon the latter’s liquidation or reorganization or otherwise are effectively subordinated to the claims of the subsidiary’s creditors, except to the extent that the Company or any of its creditors may itself be a creditor of that subsidiary.

The debt securities may be guaranteed by one or more of the wholly-owned domestic subsidiaries of the Company (each a “Subsidiary Guarantor”), as described in the applicable prospectus supplement that accompanies this prospectus. Each guarantee of the debt securities will be a general obligation of the Subsidiary Guarantor and will rank on a parity with the other unsecured and unsubordinated indebtedness of the Subsidiary Guarantor. The guarantees will be effectively subordinated to any secured indebtedness of the Subsidiary Guarantors, to the extent of the value of the collateral securing such indebtedness.

The particular terms of a series of debt securities will be set forth in an officers’ certificate or supplemental indenture, and described in the applicable prospectus supplement. We urge you to read the Indenture as supplemented by any officers’ certificate or supplemental indenture because the Indenture, as supplemented, and not this section, defines your rights as a holder of the debt securities.

The prospectus supplement which accompanies this prospectus will set forth where applicable the following terms of and information relating to the debt securities in respect of which this prospectus is being delivered (“Offered Securities”):

•	the designation of the Offered Securities;

•	the aggregate principal amount of the Offered Securities;

•	the date or dates on which principal of, and premium, if any, on the Offered Securities is payable;

•

the rate or rates at which the Offered Securities shall bear interest, if any, or the method by which such rate shall be determined, and the basis on which interest shall be calculated if other than a 360-day year consisting of twelve 30-day months, the date or dates from which such interest will accrue and on which such interest will be payable and the related record dates;

•	if the Offered Securities will be guaranteed by one or more of the subsidiaries of the Company;

•	if other than the offices of the Trustee, the place where the principal of and any premium or interest on the Offered Securities will be payable;

•	any redemption, repayment or sinking fund provisions;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations in which the Offered Securities will be issuable;

•	if other than the principal amount of such debt security, the portion of the principal amount due upon acceleration;

•	if other than U.S. dollars, the currency or currencies (including composite currencies) in which the Offered Securities are denominated or payable;

•	whether the Offered Securities shall be issued in the form of a global security or securities;

•	if applicable, a discussion of any material United States federal income tax considerations;

•	any other specific terms of the Offered Securities; and

•	the identity of any trustees, depositories, authenticating or paying agents, transfer agents or registrars with respect to the Offered Securities. (Section 2.3)

The debt securities will be issued either in certificated, fully registered form, without coupons, or as global securities under a book-entry system, as specified in the accompanying prospectus supplement. See “Form of Securities.”

Unless otherwise specified in the accompanying prospectus supplement, principal and premium, if any, will be payable, and the debt securities will be transferable and exchangeable without any service charge, at the office of the Trustee. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange. (Sections 2.7, 4.1 and 4.2)

Unless otherwise specified in the accompanying prospectus supplement, interest on any series of debt securities will be payable on the interest payment dates set forth in the accompanying prospectus supplement to the persons in whose names the debt securities are registered at the close of business on the related record date and will be paid, at the option of the Company, by wire transfer or by checks mailed to such persons. (Sections 2.7 and 4.1)

If the debt securities are issued as Original Issue Discount Securities (as defined in the Indenture) bearing no interest or interest at a rate which at the time of issuance is below market rates and are to be sold at a substantial discount below their stated principal amount, the other special considerations applicable to such Original Issue Discount Securities will be generally described in the prospectus supplement.

Unless otherwise described in the accompanying prospectus supplement, there are no covenants or provisions contained in the Indenture which afford the holders of the debt securities protection in the event of a highly leveraged transaction involving the Company. Reference is made to the applicable prospectus supplement for information with respect to any additions to, or modifications or deletions of, the events of default or covenants described below.

Certain Covenants

Restrictions on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary (as defined below) to, create, incur or suffer to exist any mortgage or pledge, as security for any indebtedness, on or of any shares of stock, indebtedness or other obligations of a Subsidiary (as defined below) or any Principal Property (as defined below) of the Company or a Restricted Subsidiary, whether such shares of stock, indebtedness or other obligations of a Subsidiary or Principal Property is owned at the date of the Indenture or acquired after the date of the Indenture, unless the Company secures or causes such Restricted Subsidiary to secure the outstanding debt securities equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured. This covenant will not apply in the case of:

(i) the creation of any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture (including acquisitions by way of merger or consolidation) by the Company or a Restricted Subsidiary contemporaneously with such acquisition, or within 180 days after such acquisition, to secure or provide for the payment or financing of any part of the purchase price of such acquisition, or the assumption of any mortgage, pledge or other lien upon any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture existing at the time of such acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property subject to any mortgage, pledge or other lien without the assumption of such mortgage, pledge or other liens, provided that every such mortgage, pledge or lien referred to in this clause (i) will attach only to the shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements on such Principal Property;

(ii) any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property existing at the date of this Indenture;

(iii) any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property in favor of the Company or any Restricted Subsidiary;

(iv) any mortgage, pledge or other lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

(v) any mortgage, pledge or other lien on shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations; and

(vi) any renewal of or substitution for any mortgage, pledge or other lien permitted by any of the preceding clauses (i) through (v),

provided, in the case of a mortgage, pledge or other lien permitted under clause (i), (ii) or (iv), the indebtedness secured is not increased nor the lien extended to any additional shares of stock, indebtedness or other obligations of a Subsidiary or any additional Principal Property.

Notwithstanding the foregoing, the Company or any Restricted Subsidiary may create or assume liens in addition to those permitted by this paragraph, and renew, extend or replace such liens, provided that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect to such creation, assumption, renewal, extension or replacement, Exempted Debt (as defined below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below). (Section 4.3)

Restrictions on Sale and Lease-Back Transactions. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to the Company or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion of such property, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided that, notwithstanding the foregoing, the Company or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period (i) if the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions described above under “—Restrictions on Liens,” to create a mortgage on the property to be leased securing Funded Debt (as defined below) in an amount equal to the Attributable Debt (as defined below) with respect to such sale and lease-back transaction without equally and ratably securing the outstanding debt securities or (ii) if (A) the Company promptly informs the Trustee of such transaction, (B) the net proceeds of such transaction are at least equal to the fair value (as determined by board resolution of the Company) of such property and (C) the Company causes an amount equal to the net proceeds of the sale to be applied to the retirement, within 180 days after receipt of such proceeds, of Funded Debt incurred or assumed by the Company or a Restricted Subsidiary (including the debt securities); provided further that, in lieu of applying all of or any part of such net proceeds to such retirement, the Company may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of the Company (which may include the outstanding debt securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not previously tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures, and an officers’ certificate (which will be delivered to the Trustee and each paying agent and which need not contain the statements prescribed by the second paragraph of Section 10.4 of the Indenture) stating that the Company elects to deliver or cause to be delivered such debentures or notes in lieu of retiring Funded Debt as provided in the Indenture. If the Company shall so deliver debentures or notes to the applicable trustee and the Company shall duly deliver such officers’ certificate, the amount of cash which the Company will be required to apply to the retirement of Funded Debt under this provision of the Indenture shall be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes or, if there are no such redemption prices, the principal amount of such debentures or notes; provided, that in the case of debentures or notes which provide for an amount less than the principal amount of such debentures or notes to be due and payable upon a declaration of the maturity of such debentures or notes, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity of such debentures or notes pursuant to the terms of the Indenture pursuant to which such debentures or notes were issued. Notwithstanding the foregoing, the Company or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted by this paragraph and without any obligation to retire any outstanding debt securities or other Funded Debt, provided that at the time of entering into such sale and lease-back transactions and after giving effect to such transactions, Exempted Debt does not exceed 10% of Consolidated Net Tangible Assets. (Section 4.4)

Certain Definitions

The term “Attributable Debt” as defined in the Indenture means, as to any particular lease under which any Person (as defined in the Indenture) is at the time liable, other than a capital lease, and at any date as of which the amount of such lease is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term of such lease as determined in accordance with generally accepted accounting principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a capital lease with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. “Attributable Debt” means, as to a capital lease under which any Person is at the time liable and at any date as of which the amount of such lease is to be determined, the capitalized amount of such lease that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

The term “Consolidated Net Tangible Assets” as defined in the Indenture means the excess over the current liabilities of the Company of all of its assets as determined by the Company and as would be set forth in a consolidated balance sheet of the Company and its Subsidiaries, on a consolidated basis, in accordance with generally accepted accounting principles as of a date within 90 days of the date of such determination, after deducting goodwill, trademarks, patents, other like intangibles and minority interests of others.

The term “Exempted Debt” as defined in the Indenture means the sum, without duplication, of the following items outstanding of the date Exempted Debt is being determined:

(i) indebtedness of the Company and its Restricted Subsidiaries incurred after the date of the Indenture and secured by liens created, assumed or otherwise incurred or permitted to exist pursuant to the provision described in the last sentence under “Certain Covenants—Restrictions on Liens” and

(ii) Attributable Debt of the Company and its Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to the provision described in the last sentence under “—Certain Covenants—Restrictions on Sale and Lease-Back Transactions.”

The term “Funded Debt” as defined in the Indenture means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect of such indebtedness, beyond one year from its creation.

The term “Principal Property” as defined in the Indenture means:

(i) land, land improvements, buildings and associated factory equipment owned or leased pursuant to a capital lease and used by the Company or a Restricted Subsidiary primarily for processing, producing, packaging or storing its products, raw materials, inventories or other materials and supplies and located within the United States of America and having an acquisition cost plus capitalized improvements in excess of 1% of Consolidated Net Tangible Assets as of the date of such determination;

(ii) certain property referred to in the Indenture; and

(iii) any asset held by Tyson Holding Company (which was subsequently merged with and into Tyson Foods, Inc.)

but shall not include any such property or assets described in clauses (i), (ii) or (iii) that is financed through the issuance of tax exempt governmental obligations, or any such property or assets that has been determined by board resolution of the Company not to be of material importance to the respective businesses conducted by the Company or such Restricted Subsidiary, effective as of the date such resolution is adopted.

The term “Restricted Subsidiary” as defined in the Indenture means any Subsidiary organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America which owns or is a lessee pursuant to a capital lease of any Principal Property or owns shares of capital stock or indebtedness of another Restricted Subsidiary other than:

(i) each Subsidiary the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination of such operations; and

(ii) each Subsidiary formed or acquired after the date of the Indenture for the purpose of acquiring the business or assets of another person and which does not acquire all or any substantial part of the business or assets of the Company or any Restricted Subsidiary;

provided, however, the Board of Directors of the Company may declare any such Subsidiary to be a Restricted Subsidiary effective as of the date such resolution is adopted.

The term “Subsidiary” as defined in the Indenture means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock (as defined in the Indenture) is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

Restrictions on Consolidations, Mergers and Sales of Assets

The Indenture provides that the Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation with or merger with or into a Subsidiary) or permit any Person to merge with or into the Company unless:

(a) either

(i) the Company will be the continuing Person or

(ii) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction of the United States of America and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the debt securities and the Company shall have delivered to the Trustee an opinion of counsel stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for in the Indenture relating to such transaction have been complied with; and

(b) immediately after giving effect to such transaction, no Default (as defined in the Indenture) shall have occurred and be continuing. (Section 5.1)

Events of Default

An “Event of Default,” as defined in the Indenture and applicable to debt securities, will occur with respect to the debt securities of any series if:

(a) the Company defaults in the payment of the principal of any debt security of such series when the same becomes due and payable at maturity, upon acceleration, redemption, mandatory repurchase or otherwise;

(b) the Company defaults in the payment of interest on any debt security of such series when the same becomes due and payable, and such default continues for a period of 30 days;

(c) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture with respect to the debt securities of such series and such default or breach continues for a period of 30 consecutive days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders (as defined in the Indenture) of 25% or more in aggregate principal amount of the debt securities of such series;

(d) an involuntary case or other proceeding shall be commenced against the Company with respect to it or its debts under any bankruptcy, insolvency or other similar law seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Company under the federal bankruptcy laws;

(e) the Company

(i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law, or consents to the entry of an order for relief in an involuntary case under any such law,

(ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or for all or substantially all of the property and assets of the Company or

(iii) effects any general assignment for the benefit of creditors; or

(f) any other Events of Default set forth in the applicable prospectus supplement occurs. (Section 6.1)

The Indenture provides that if an Event of Default described in clauses (a), (b), (c) or (f) above (if such Event of Default under clause (c) or (f) is with respect to one or more but not all series of debt securities then outstanding) occurs and is continuing, then, and in each and every such case, except for any series of debt securities the principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the debt securities of each such series then outstanding under the Indenture (each such series voting as a separate class) by notice in writing to the Company (and to the Trustee if given by Holders), may declare the entire principal (or, if the debt securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series and set forth in the applicable prospectus supplement) of all debt securities of all such series, and the interest accrued on such debt securities, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (c) or (f) occurs and is continuing with respect to all series of debt securities then outstanding, then and in each and every such case, unless the principal of all the debt securities shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of all the debt securities then outstanding under the Indenture (treated as one class), by notice in writing to the Company (and to the Trustee if given by Holders), may declare the entire principal (or, if any debt securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms of such Original Issue Discount Securities and set forth in the applicable prospectus supplement) of all the debt securities then outstanding and interest accrued on such debt securities, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (d) or (e) occurs and is continuing, then the principal amount (or, if any debt securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms of such Original Issue Discount Securities and set forth in the applicable prospectus supplement) of all the debt securities then outstanding and interest accrued on such debt securities, if any, shall be and become immediately due and payable, without any notice or other action by any Holder or the Trustee, to the full extent permitted by applicable law.

The provisions described in the paragraph above, however, are subject to the condition that if, at any time after the principal (or, if the debt securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms of such Original Issue Discount Securities and set forth in the applicable prospectus supplement) of the debt securities of any series (or of all the debt securities, as the case may be) shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as provided in the Indenture, the Company will pay or will deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the debt securities of each such series (or of all the debt securities, as the case may be) and the principal of any and all debt securities of each such series (or of all the debt securities, as the case may be) which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest or yield to maturity (in the case of Original Issue Discount Securities) specified in the debt securities of each such series and set forth in the applicable prospectus supplement to the date of such payment or deposit) and such amount as shall be sufficient to cover all amounts owing to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and if any and all Events of Default under the Indenture, other than the non-payment of the principal of debt securities which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided in the Indenture, then and in every such case the Holders of a majority in aggregate principal amount of all the debt securities of each such series, or of all the debt securities, in each case voting as a single class, then outstanding, by written notice to the Company and to the Trustee, may waive all defaults with respect to each such series (or with respect to all the debt securities, as the case may be) and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment will extend to or shall affect any subsequent default or shall impair any right consequent on such default. For all purposes under the Indenture, if a portion of the principal of any Original Issue Discount Securities shall have been accelerated and declared due and payable pursuant to the provisions described above, then, from and after such declaration, unless such declaration has been rescinded and annulled, the principal amount of such Original Issue Discount Securities will be deemed, for all purposes under the Indenture, to be such portion of the principal of such Original Issue Discount Securities as shall be due and payable as a result of such acceleration, and payment of such portion of the principal of such Original Issue Discount Securities as shall be due and payable as a result of such acceleration, together with interest, if any, on such Original Issue Discount Securities and all other amounts owing under the Indenture, shall constitute payment in full of such Original Issue Discount Securities. (Section 6.2)

The Indenture contains a provision under which, subject to the duty of the Trustee during a default to act with the standard of care required by law:

(i) the Trustee may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person, and the Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit;

(ii) before the Trustee acts or refrains from acting, it may require an officers’ certificate or an opinion of counsel, and the Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion;

(iii) the Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care;

(iv) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction;

(v) the Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders of a majority in principal amount of the outstanding debt securities relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under the Indenture; and

(vi) the Trustee may consult with counsel and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it under the Indenture in good faith and in reliance on such advice or opinion. (Section 7.2)

Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series affected (each such series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided, that the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction; and provided further, that the Trustee may take any other action it deems proper that is not inconsistent with any directions received from Holders of debt securities pursuant to this paragraph. (Section 6.5)

The Indenture provides that no Holder of any debt security of any series may institute any proceeding, judicial or otherwise, with respect to the Indenture or the debt securities of such series, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless:

(i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series;

(ii) the Holders of at least 25% in aggregate principal amount of outstanding debt securities of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture;

(iii) such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding debt securities of such series have not given the Trustee a direction that is inconsistent with such written request.

A Holder may not use the Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder. (Section 6.6)

The Indenture contains a covenant that the Company will file annually, not more than 90 days after the end of its fiscal year, with the Trustee a certification from the principal executive officer, principal financial officer or principal accounting officer that a review has been conducted of the activities of the Company and its Subsidiaries and the Company’s and its Subsidiaries’ performance under the Indenture and that the Company has complied with all conditions and covenants under the Indenture. (Section 4.6)

Discharge, Defeasance and Covenant Defeasance

The Indenture provides that, except as provided below, the Company may terminate its obligations under the debt securities of any series and the Indenture with respect to debt securities of such series if:

(i) all debt securities of such series previously authenticated and delivered (other than destroyed, lost or stolen debt securities of such series that have been replaced or debt securities of such series that are fully paid or debt securities of such series for whose payment money or debt securities have previously been held in trust and subsequently repaid to the Company, as provided in the Indenture) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or

(ii)(A) the debt securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, (B) the Company irrevocably deposits in trust with the Trustee, as trust funds solely for the benefit of the Holders of such debt securities for that purpose, money or U.S. Government Obligations (as defined in the Indenture) or a combination of money and U.S. Government Obligations sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification of such firm delivered to the Trustee), without consideration of any reinvestment, to pay principal of and interest on the debt securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under the Indenture, (C) no default with respect to the debt securities of such series has occurred and is continuing on the date of such deposit, (D) such deposit does not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound and (E) the Company delivers to the Trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

With respect to the foregoing clause (i), only the Company’s obligations under Section 7.7 of the Indenture in respect of the debt securities of such series shall survive. With respect to the foregoing clause (ii), only the Company’s obligations in Sections 2.2 (Execution and Authorization), 2.3 (Amount Unlimited; Issuable in Series), 2.4 (Denomination and Date of Securities; Payments of Interest), 2.5 (Registrar and Paying Agent; Agents Generally), 2.6 (Paying Agent to Hold Money in Trust), 2.7 (Transfer and Exchange), 2.11 (Cancellation), 4.2 (Maintenance of Office or Agency), 7.7 (Compensation and Indemnity), 7.8 (Replacement of Trustee), 8.5 (Repayment by Company) and 8.6 (Reinstatement) of the Indenture in respect of the debt securities of such series shall survive until the debt securities of such series are no longer outstanding. Once there are no longer any debt securities of a particular series outstanding, only the Company’s obligations in Sections 7.7, 8.5 and 8.6 of the Indenture in respect of the debt securities of such series shall survive. After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Company’s obligations under the debt securities of such series and this Indenture with respect to the debt securities of such series except for those surviving obligations specified above. (Section 8.1)

The Indenture provides that, except as provided below, the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities of any series after the period specified in clause (iv)(2)(z) below of this paragraph, and the provisions of the Indenture will no longer be in effect with respect to the debt securities of such series, and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same; provided, that the following conditions shall have been satisfied:

(i) the Company has irrevocably deposited in trust with the Trustee as trust funds solely for the benefit of the Holders for payment of the principal of and interest on the debt securities of such series, money or U.S. Government Obligations or a combination of money or U.S. Government Obligations sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification of such firm delivered to the Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect of such funds payable by the Trustee, to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be;

(ii) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;

(iii) no Default (as defined in the Indenture) with respect to the debt securities of such series shall have occurred and be continuing on the date of such deposit or at any time during the period specified in clause (iv)(2)(z) below;

(iv) the Company shall have delivered to the Trustee (1) either (x) a ruling directed to the Trustee received from the Internal Revenue Service to the effect that the Holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the Company’s exercise of its option under this provision of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised or (y) an opinion of counsel to the same affect as the ruling described in clause (x) above and based on a change in law and (2) an opinion of counsel to the effect that (x) the creation of the defeasance trust does not violate the Investment Company Act of 1940, as amended, (y) the Holders of the debt securities of such series have a valid first priority security interest in the trust funds, and (z) after the passage of 123 days following the deposit (except after one year following the deposit, with respect to any trust funds for the account of any Holder of the debt securities of such series who may be deemed to be an “insider” as to an obligor on the debt securities of such series for purposes of the United States Bankruptcy Code), the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law in a case commenced by or against the Company under either such statute, and either (I) the trust funds will no longer remain the property of the Company (and therefore will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally) or (II) if a court were to rule under any such law in any case or proceeding that the trust funds remained in the property of the Company, to the extent not paid to such Holders, the Trustee will hold, for the benefit of such Holders, a valid and perfected first priority security interest in such trust funds that is not avoidable in bankruptcy or otherwise (except for the effect of Section 552(b) of the United States Bankruptcy Code on interest on the trust funds accruing after the commencement of a case under such statute) and the Holders of the debt securities of such series will be entitled to receive adequate protection of their interests in such trust funds if such trust funds are used in such case or proceeding;

(v) if the debt securities of such series are then listed on a national securities exchange, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the defeasance contemplated by this provision of the Indenture of the debt securities of such series will not cause the debt securities of such series to be delisted; and

(vi) the Company has delivered to the Trustee an officers, certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the defeasance contemplated by this provision of the Indenture of the debt securities of such series have been complied with. Notwithstanding the foregoing, prior to the end of the 123-day (or one year) period referred to in clause (iv)(2)(z) of this paragraph, none of the Company’s obligations under the Indenture with respect to the debt securities of such series shall be discharged. Subsequent to the end of such 123-day (or one year) period, the Company’s obligations in Sections 2.2 (Execution and Authorization), 2.3 (Amount Unlimited; Issuable in Series), 2.4 (Denomination and Date of Securities; Payments of Interest), 2.5 (Registrar and Paying Agent; Agents Generally), 2.6 (Paying Agent to Hold Money in Trust), 2.7 (Transfer and Exchange), 2.11 (Cancellation), 4.2 (Maintenance of Office or Agency), 7.7 (Compensation and Indemnity), 7.8 (Replacement of Trustee), 8.5 (Repayment by Company) and 8.6 (Reinstatement) of the Indenture with respect to the debt securities of such series shall survive until such debt securities are no longer outstanding. Once there are no longer any debt securities of a particular series outstanding, only the Company’s obligations in Sections 7.7 (Compensation and Indemnity), 8.5 (Repayment by Company) and 8.6 (Reinstatement) of the Indenture with respect to the debt securities of such series shall survive. If and when a ruling from the Internal Revenue Service or an opinion of counsel referred to in clause (iv)(1) of this paragraph is able to be provided specifically without regard to, and not in reliance upon, the continuance of the Company’s obligations under Section 4.1 (Payment of Securities) of the Indenture, then the Company’s obligations under such Section 4.1 of the Indenture with respect to the debt securities of such series shall cease upon delivery to the Trustee of such ruling or opinion of counsel and compliance with the other conditions precedent provided for in this provision of the Indenture relating to the defeasance contemplated by this provision of the Indenture. (Section 8.2)

The Indenture provides that the Company may omit to comply with any term, provision or condition described under “—Certain Covenants,” and such omission shall be deemed not to be an Event of Default, with respect to the outstanding debt securities of any series if:

(i) the Company has irrevocably deposited in trust with the Trustee as trust funds solely for the benefit of the Holders of the debt securities of such series for payment of the principal of and interest, if any, on the debt securities of such series money or U.S. Government Obligations or a combination of money or U.S. Government Obligations in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification of such firm delivered to the Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect of such funds payable by the Trustee, to pay and discharge the principal of and interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be;

(ii) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;

(iii) no Default with respect to the debt securities of such series shall have occurred and be continuing on the date of such deposit;

(iv) the Company has delivered to the Trustee an opinion of counsel to the effect that (A) the creation of the defeasance trust does not violate the Investment Company Act of 1940, as amended, (B) the Holders of the debt securities of such series have a valid first-priority security interest in the trust funds, (C) such Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (D) after the passage of 123 days following the deposit (except after one year following the deposit, with respect to any trust funds for the account of any Holder of the debt securities of such series who may be deemed to be an “insider” as to an obligor on the debt securities of such series for purposes of the United States Bankruptcy Code), the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law in a case commenced by or against the Company under either such statute, and either (1) the trust funds will no longer remain the property of the Company (and therefore will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally) or (2) if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Company, to the extent not paid to such Holders, the Trustee will hold, for the benefit of such Holders, a valid and perfected first priority security interest in such trust funds that is not avoidable in bankruptcy or otherwise (except for the effect of Section 552(b) of the United States Bankruptcy Code on interest on the trust funds accruing after the commencement of a case under such statute), and the Holders of the debt securities of such series will be entitled to receive adequate protection of their interests in such trust funds if such trust funds are used in such case or proceeding;

(v) if the debt securities of such series are then listed on a national securities exchange, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the covenant defeasance contemplated by this provision of the Indenture of the debt securities of such series will not cause the debt securities of such series to be delisted; and

(vi) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the covenant defeasance contemplated by this provision of the Indenture of the debt securities of such series have been complied with. (Section 8.3)

Modification of the Indenture

The Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the debt securities of any series without notice to or the consent of any Holder:

(i) to cure any ambiguity, defect or inconsistency in the Indenture; provided, that such amendments or supplements shall not adversely affect the interests of the Holders in any material respect;

(ii) to comply with Article 5 (Successor Corporation) of the Indenture;

(iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act;

(iv) to evidence and provide for the acceptance of appointment under the Indenture with respect to the debt securities of any or all series by a successor Trustee;

(v) to establish the form or forms or terms of debt securities of any series or of the coupons appertaining to such debt securities as permitted by the Indenture;

(vi) to provide for uncertificated debt securities and to make all appropriate changes for such purpose; or

(vii) to make any change that does not materially and adversely affect the rights of any Holder. (Section 9.1)

The Indenture also provides that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the debt securities of any series outstanding under the Indenture with the written consent of the Holders of a majority in principal amount of the outstanding debt securities of all series affected by such supplemental indenture (all such series voting as one class). The Indenture also provides that the Holders of a majority in principal amount of the outstanding debt securities of all series affected by such supplemental indenture (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the debt securities of such series. Notwithstanding the foregoing provision, without the consent of each Holder of the debt securities of each series affected by such supplemental indenture, an amendment or waiver, including a waiver pursuant to Section 6.4 of the Indenture, may not:

(i) extend the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, such Holder’s debt security;

(ii) reduce the principal amount of such debt security or the rate of interest on such debt security (including any amount in respect of original issue discount), or any premium payable with respect to such debt security;

(iii) adversely affect the rights of such Holder under any mandatory repurchase provision or any right of repurchase at the option of such Holder;

(iv) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity of such debt security pursuant to the Indenture or the amount of such debt security provable in bankruptcy;

(v) change any place of payment where, or the currency in which, any debt security of such series or any premium or the interest on such debt security is payable;

(vi) impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of such debt security (or, in the case of redemption, on or after the redemption date or, in the case of mandatory repurchase, the date of such repurchase);

(vii) reduce the percentage in principal amount of outstanding debt security of such series the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture;

(viii) waive a Default in the payment of principal of or interest on, any debt security of such series;

(ix) cause any debt security of such series to be subordinated in right of payment to any obligation of the Company; or

(x) modify any of the provisions of this section of the Indenture, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding debt security of any series affected by such supplemental indenture.

A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of debt securities, or which modifies the rights of Holders of debt securities of such series with respect to such covenant or provision, shall be deemed not to affect the rights under the Indenture of the Holders of debt securities of any other series or of the coupons appertaining to such debt securities. It shall not be necessary for the consent of the Holders under this section of the Indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance of such proposed amendment, supplement or waiver. After an amendment, supplement or waiver under this section of the Indenture becomes effective, the Company shall give to the Holders affected by such amendment, supplement or waiver a notice briefly describing such amendment, supplement or waiver. The Company will mail supplemental indentures to Holders upon request. Any failure of the Company to mail such notice, or any defect in such notice, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver. (Section 9.2)

Governing Law

The Indenture and the debt securities and any related guarantees will be governed by the laws of the State of New York.

Concerning the Trustee

The Company and its subsidiaries maintain ordinary banking relationships with The Bank of New York Mellon Trust Company N.A. and its affiliates and a number of other banks. The Bank of New York Mellon Trust Company N.A. also serves as trustee with respect to certain other outstanding debt securities of the Company and its subsidiaries.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies in which the price of such warrants will be payable;

•

the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•

debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle or obligate the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The applicable supplement will describe:

•

the terms of the units and of the purchase contracts, warrants, debt securities, shares of preferred stock and common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	if applicable, a discussion of any material United States federal income tax considerations;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities. We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants, guaranteed trust preferred securities or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Tyson, the trustees, the warrant agents, the unit agents or any other agent of Tyson, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

Beneficial owners of securities generally will not receive certificates representing their ownership interests in the securities. However, if

•

the depositary notifies us that it is unwilling or unable to continue as a depositary for any securities or if the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days of the notification or of our becoming aware of the depositary’s ceasing to be so registered, as the case may be,

•	we determine, in our sole discretion, not to have the securities represented by one or more global securities, or

•	in the case of debt securities, an event of default under the indenture for such debt securities has occurred and is continuing with respect to such debt securities,

then, in each case, we will prepare and deliver certificates for such securities in exchange for beneficial interests in the global securities. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

Tyson and/or the selling securityholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

The securities may be sold in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

We will describe in a prospectus supplement the particular terms of any offering of the securities, including the following:

•	the names of any underwriters or agents;

•	the proceeds we will receive from the sale;

•	any discounts and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the applicable securities may be listed.

If Tyson and/or the selling securityholders, if applicable, use underwriters in the sale, such underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased.

Tyson and/or the selling securityholders, if applicable, may sell securities through agents or dealers designated by them. Any agent or dealer involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable by us to that agent or dealer will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment and any dealer will purchase securities from Tyson and/or the selling securityholders, if applicable, as principal and may resell those securities at varying prices to be determined by the dealer.

Tyson and/or the selling securityholders, if applicable, also may sell securities directly. In this case, no underwriters or agents would be involved.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

Tyson and/or the selling securityholders, if applicable, may enter into agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act or to contribute with respect to payments which the underwriters, dealers or agents may be required to make, and to reimburse them for certain expenses.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or other securities the prices of which may be used to determine payments on the securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of the securities or of such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

Tyson and/or the selling securityholders, if applicable, may solicit offers to purchase securities directly from, and we may sell securities directly to, institutional investors or others. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

Some or all of the securities may be new issues of securities with no established trading market. We cannot and will not give any assurances as to the liquidity of the trading market for any of our securities.

VALIDITY OF SECURITIES

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell LLP or such other counsel as may be specified in the applicable prospectus supplement.

EXPERTS

The financial statements incorporated in this prospectus by reference to Tyson Foods, Inc.’s Current Report on Form 8-K dated July 28, 2014 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Tyson Foods, Inc. for the year ended September 28, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of The Hillshire Brands Company included in Exhibit 99.1 of Tyson Foods, Inc.’s Current Report on Form 8-K dated July 28, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.